

ANNUAL REPORT AND 10K







PACIFIC
MERCANTILE
BANK

BETTER BANKING SOLUTIONS
TO REALIZE YOUR VISION



NEWPORT BEACH



COSTA MESA



S. J. CAPISTRANO



LA HABRA


LOS ANGELES COUNTY
INLAND EMPIRE
ORANGE COUNTY
SAN DIEGO COUNTY
134
2
101
10
5
57
60
91
405
1
55
73
15
52
805


PACIFIC MERCANTILE BANK


PACIFIC MERCANTILE BANK

BEVERLY HILLS



LONG BEACH



ONTARIO



LA JOLLA

CURRENT LOCATIONS

PMB CORPORATE HEADQUARTERS
949 SOUTH COAST DR., THIRD FLOOR, COSTA MESA, CA 92626

450 Newport Center Dr, Ste.100
Newport Beach, CA 92660
(949) 467-2200

949 South Coast Dr, Ste.105
Costa Mesa, CA 92626
(714) 438-2600

4225 Executive Sq, Ste.150
La Jolla, CA 92037
(858) 320-8400

211 E. Ocean Blvd., Ste. 110
Long Beach, CA 90802
(562) 983-5400

31601 Avenida Los Cerritos
San Juan Capistrano, CA 92675
(949) 361-6800

9720 Wilshire Blvd, Ste.100
Beverly Hills, CA 90212
(310) 860-3000

1530 W. Whittier Blvd, Ste. B
La Habra, CA 90631
(562) 690-7100

3257 E. Guasti Rd., Ste. 100
Ontario, CA 91761
(909) 937-7260

MEMBER FDIC

PMBANK.COM ▫ 877-762-4636

Message from the President:

Our continued commitment to serving our customers, investors and expanding our franchise resulted in a net income of $6.9 million or $0.64 per diluted share for the year ended December 31, 2006, as compared to $5.7 million or $0.54 per diluted share for the year ended December 31, 2005. Total assets grew to more than $1 billion in 2006.

By opening new financial centers in key business markets in Southern California, supported by small to medium size businesses, we have grown substantially these past eight years. These small to mid-size businesses, our core customer base, staffed by a highly educated professional workforce, are able to rely on us to provide Internet and commercial banking services that will enhance the efficiencies of their businesses, whether commercial / industrial or professional, who include accountants, attorneys, physicians and individual entrepreneurs.

In June 2005, we realized the final phase of the construction portion of our Strategic Plan by opening our first Inland Empire Financial Center, located in Ontario, California, close to the Ontario Airport. This addition gave us a solid banking network in the sixth largest economy in the world and provided us with the foundation to support further growth in the four-county Southern California area of comprised of Los Angeles, San Bernardino, Orange and San Diego Counties. In addition to the Bank's eight physical locations, the use by our customers of our Internet Bank, accessible 24/7 worldwide at www.pmbank.com, continues to grow.

With our Inland Empire addition, and to meet the growing banking and financial services needs of our customers, we are now concentrating on the internal expansion of each of our financial centers by adding professional banking staff to enhance the Bank's market penetration on a direct one-on-one contact basis by that staff with our customers and potential customers.

This expansion of the Bank's service area with additional banking officers, has created further opportunities for us to meet the identified credit needs of the Southern California marketplace under the Community Reinvestment Act (CRA), including financing for small and medium size businesses, affordable housing development and revitalization of low and moderate income areas.

Furthermore, to concentrate on our core business, commercial banking, which has seen a strong increase in the demand for commercial loans in our growing economy and to continue to build on our commercial banking success, the Board of Directors and Management decided to sell PMB Securities Corp, our securities brokerage subsidiary. That sale was completed in June of 2006.

In closing, I would like to extend a personal invitation to each of you to stop by one of our Financial Centers to try our banking services firsthand, if you have not already done so. Please remember that your utilization of Pacific Mercantile Bank's services will directly enhance your shareholder value. For the Financial Center nearest you, please turn to the inside cover of this Annual Report, and call any of our offices to set up an appointment to talk with one of our knowledgeable banking officers to discuss your financial needs.

Sincerely,



Raymond E. Dellerba
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]**

For the transition period from ______ to______

Commission file number 0-30777

PACIFIC MERCANTILE BANCORP

(Exact name of Registrant as specified in its charter)

California	**33-0898238**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
949 South Coast Drive, Suite 300, Costa Mesa, California	**92626**
(Address of principal executive offices)	**(Zip Code)**

(714) 438-2500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: Common Stock, without par value

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Act. YES ☐ NO ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. YES ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Securities Exchange Act Rule 12b-2). YES ☐ No ☒

The aggregate market value of voting shares held by non-affiliates of registrant as of June 30, 2006, which was determined on the basis of the closing price of registrant's shares on that date, was approximately $168,100,000.

As of March 8, 2007, there were 10,335,364 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Except as otherwise stated therein, Part III of the Form 10-K is incorporated by reference from the Registrant's Definitive Proxy Statement which is expected to be filed with the Commission on or before April 29, 2007 for its 2007 Annual Meeting of Shareholders.

PACIFIC MERCANTILE BANCORP
ANNUAL REPORT ON FORM 10K
FOR THE YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

Statements contained in this Report that are not historical facts or that discuss our expectations or beliefs regarding our future operations or future financial performance, or financial or other trends in our business, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, they include the words "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may." The information contained in such forward-looking statements is based on current information and assumptions about future events over which we do not have control and our business is subject to a number of risks and uncertainties that could cause our financial condition or actual operating results in the future to differ significantly from our expected financial condition or operating results that are set forth in those statements. Those risks and uncertainties are described in Item 1A of Part I of this Report under the caption "RISK FACTORS" and readers of this Report are urged to read that Section of this Report. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on forward-looking statements contained in the Report, which speak only as of the date of this Annual Report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS

Background

Pacific Mercantile Bancorp is a California corporation that owns all of the stock of Pacific Mercantile Bank, a California state chartered commercial bank (which, for convenience, will sometimes be referred to in this report as the "Bank" or "our Bank"). The capital stock of the Bank is our principal asset and substantially all of our business operations are conducted by the Bank which, as a result, accounts for substantially all of our revenues and income. As the owner of a commercial bank, Pacific Mercantile Bancorp is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act") and, as such, our operations are regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). See "Supervision and Regulation" below in this Report. For ease of reference, we will sometimes use the terms "Company," "we" or "us" in this Report to refer to Pacific Mercantile Bancorp on a consolidated basis and "PM Bancorp" or the "Bancorp" to refer to Pacific Mercantile Bancorp on a "stand-alone" or unconsolidated basis.

The Bank, which is headquartered in Orange County, California, approximately 40 miles south of Los Angeles, conducts a commercial banking business in Orange, Los Angeles, San Bernardino and San Diego counties. The Bank is also a member of the Federal Reserve System and its deposits are insured, to the maximum extent permitted by law, by the Federal Deposit Insurance Corporation (commonly known as the "FDIC").

At December 31, 2006, our total assets, net loans, and total deposits had grown to $1.04 billion, $741 million and $718 million, respectively. Additionally, as of that date a total of approximately 10,500 deposit accounts were being maintained at the Bank by our customers, of which approximately 36% were business customers. Currently we operate eight full service commercial banking offices (which we refer to as "financial centers") and an internet banking branch at www.pmbank.com. Due to the Bank's internet presence, the Bank has customers who are located in 49 states and the District of Columbia, although the vast majority of our customers are located in Southern California.

The Bank commenced business in March 1999, with the opening of its first financial center, located in Newport Beach, California, and in April 1999 it launched its internet banking site, at www.pmbank.com, where our customers are able to conduct many of their commercial and personal banking transactions, more conveniently and less expensively, with us, 24 hours a day, 7 days a week. We have achieved rapid growth in Southern California since then, opening the following seven additional financial centers between August 1999 and July, 2005:

Banking and Financial Center Locations	County	Opened for Business
San Juan Capistrano, California	Orange	August 1999[(1)]
Costa Mesa, California	Orange	June 2001
Beverly Hills, California	Los Angeles	July 2001
La Jolla, California	San Diego	June 2002
La Habra, California	Orange	September 2003
Long Beach, California	Los Angeles	September 2004
Ontario, California	San Bernardino	July 2005

(1) This financial center was originally established in San Clemente, California. It was relocated to San Juan Capistrano, in Orange County, during the second quarter of 2006.

According to data published by the FDIC, at September 30, 2006 there were approximately 148 commercial banks operating with banking offices located in the counties of Los Angeles, Orange, San Diego, Riverside and San Bernardino in Southern California. Of those commercial banks, 18 have assets in excess of $2 billion (several of which operate in multiple states); 108 have assets under $500 million (which are often referred to as "community banks"); 11 have assets between $500 million and $1 billion, and only 11, including our Bank, had assets ranging between $1 billion and $2 billion. As a result, we believe that we are well-positioned to achieve further growth in Southern California.

PM Bancorp was organized in 2000 to become a bank holding company for the Bank. In June 2000, it did so, following receipt of required regulatory approvals, by acquiring all of the stock of the Bank in a merger in which the shareholders of the Bank became the shareholders of PM Bancorp, exchanging their shares of common stock of the Bank, on a one share-for-one share basis, for shares of PM Bancorp's common stock. Prior to that time, PM Bancorp had no material assets and had not conducted any business.

Our Business Strategy

Our growth and expansion are the result of our adherence to a business plan which was created by our founders, who include both experienced banking professionals and individuals who came out of the computer industry. That business plan is to build and grow a banking organization that offers its customers the best attributes of a community bank, which are personalized and responsive service, while taking advantage of advances in computer technology to reduce costs and at the same time extend the geographic coverage of our banking franchise, initially within Southern California, by opening additional financial centers and taking advantage of opportunities that may arise in the future to acquire other banks.

In furtherance of that strategy:

- We offer at our financial centers and at our interactive internet banking website, a broad selection of financial products and services that address, in particular, the banking needs of business customers and professional firms, including services that are typically available only from larger banks in our market areas.
- We provide a level of convenience and access to banking services that we believe are not typically available from the community banks with which we compete, made possible by the combination of our full service financial centers and the internet banking capabilities coupled with personal services we offer our customers.
- We have built a technology and systems infrastructure that we believe will support the growth and further expansion of our banking franchise in Southern California.
- We adhere to stringent loan and investment underwriting standards which has enabled us to maintain high quality earning assets and a strong balance sheet, which is necessary to our ability to support the growth and further expansion of our banking franchise.

We plan to continue to focus our services primarily on and offer products primarily for small to mid-size businesses in order to achieve internal growth of our banking franchise. We believe this focus will enable us to grow our loans and other earning assets and increase our core deposits (consisting of non-interest bearing demand, and lower cost savings and money market deposits), with the goal of increasing our net interest margins and improving our profitability. We also believe that, with our technology systems in place, we have the capability to significantly increase the volume of banking transactions that we handle without having to incur the cost or disruptions of a major computer enhancement program.

Our Commercial Banking Operations

We seek to meet the banking needs of small and moderate size businesses, professional firms and individuals by providing our customers with:

- A broad range of loan and deposit products and banking and financial services, more typical of larger banks, in order to gain a competitive advantage over independent or community banks that do not provide the same range or breadth of services that we are able to provide to our customers;
- A high level of personal service and responsiveness, more typical of independent and community banks, which we believe, gives us a competitive advantage over large out-of-state and other large multi-regional banks that are unable, or are unwilling, due to the expense involved, to provide that same level of personal service to this segment of the banking market; and
- The added flexibility, convenience and efficiency of conducting banking transactions with us over the Internet, which we believe further differentiates us from many of the community banks with which we compete and enables us to reduce the costs of providing services to our customers.

Deposit Products

Deposits are a bank's principal source of funds for making loans and acquiring other interest earning assets. Additionally, the interest expense that a bank must incur to attract and maintain deposits has a significant impact on its operating results. A bank's interest expense, in turn, will be determined in large measure by the types of deposits that it offers to and is able to attract from its customers. Generally, banks seek to attract "core deposits" which consist of demand deposits that bear no interest and low cost interest-bearing checking, savings and money market deposits. By comparison time deposits (also sometimes referred to as "certificates of deposit"), including those in denominations of $100,000 or more, usually bear much higher interest rates and are more interest-rate sensitive and volatile than core deposits. A bank that is not able to attract significant amounts of core deposits must rely on more expensive time deposits or alternative sources of fund, such as Federal Home Loan Bank borrowings, to fund interest-earning assets, which means that its costs of funds will be higher and, as a result, its net interest margin is likely to be lower, than a bank with higher proportion of core deposits. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS — Financial Condition-*Net Interest Income*."

The following table sets forth, by type of deposit, the year-to-date average balances and total amounts of the deposits maintained by our customers as of December 31, 2006:

	December 31, 2006	
	Year-to-Date Average Balance	Balance at
	(In thousands)	
Type of Deposit		
Noninterest-bearing checking accounts	$ 184,155	$ 189,444
Interest-bearing checking accounts[1]	24,490	25,657
Money Market and savings deposits[1]	142,416	127,884
Certificates of deposit[2]	296,070	374,808
Totals	$ 647,131	$ 717,793

(1) Includes savings accounts and money market accounts. Excludes money market deposits maintained at the Bank by PM Bancorp with an annual average balance of $20.4 million for the year ended and a balance of $23.3 million at December 31, 2006,

(2) Time certificates of deposit in varying denominations under and over $100,000. Excludes certificates of deposit maintained by PM Bancorp at the Bank with an average balance for the year ended and a balance at December 31, 2006 of $5.3 million.

Loan Products

We offer our customers a number of different loan products, including commercial loans and credit lines, accounts receivable and inventory financing, SBA guaranteed business loans, commercial real estate and construction loans, and consumer loans. The following table sets forth the types and the amounts of our loans that were outstanding:

	At December 31, 2006	
	Amount	Percent of Total
	(Dollars in thousands)	
Commercial loans	$ 230,960	30.9%
Real estate loans	254,483	34.0
Residential mortgage loans[1]	174,795	23.4
Construction loans	81,853	11.0
Consumer loans	5,401	0.7
Total	$ 747,492	100.0%

[1] Residential mortgage loans consisted primarily of mortgage loans obtained to finance the purchase or refinance single family and multi-family residences, which include $12 million of home equity lines of credit and $74 million of single family mortgage loans.

Commercial Loans

The commercial loans we offer, generally, include short-term secured and unsecured business and commercial loans with maturities ranging from 12 to 24 months, accounts receivable financing for terms of up to 18 months, equipment and automobile loans and leases which generally amortize over a period of up to 7 years, and SBA guaranteed business loans with terms of up to 10 years. The interest rates on these loans generally are adjustable and usually are indexed to *The Wall Street Journal's* prime rate. However, since 2003 it generally has been our practice to establish an interest rate floor on our commercial loans, generally ranging from 5.0% to 6.0%. In order to mitigate the risk of borrower default, we generally require collateral to support the credit or, in the case of loans made to businesses, personal guarantees from their owners, or both. In addition, all such loans must have well-defined primary and secondary sources of repayment. We typically require personal guarantees from the owners of the businesses to which we make such loans. Generally, lines of credit are granted for no more than a 12-month period and are subject to periodic reviews.

Commercial loans, including accounts receivable financing, generally are made to businesses that have been in operation for at least three years. In addition, generally these borrowers must have debt-to-net worth ratios not exceeding 4-to-1 and operating cash flow sufficient to demonstrate the ability to pay obligations as they become due. The borrowers also must have good payment histories as evidenced by credit reports.

We also offer asset-based lending products, which involve a higher degree of risk, because they generally are made to businesses that are growing rapidly, but cannot internally fund their growth without borrowings. These loans are collateralized primarily by the borrower's accounts receivable and inventory. We control our risk by requiring loan-to-value ratios of not more than 80% and by closely and regularly monitoring the amount and value of the collateral in order to maintain that ratio.

Commercial loan growth is important to the growth and profitability of our banking franchise because, although not required to do so, commercial loan borrowers often establish noninterest-bearing (demand) and interest-bearing transaction deposit accounts and banking services relationships with us. Those deposit accounts help us to reduce our overall cost of funds and those banking services relationships provide us with a source of additional revenue.

Commercial Real Estate Loans

The majority of our commercial real estate loans are secured by first trust deeds on nonresidential real property. Loans secured by nonresidential real estate often involve loan balances to single borrowers or groups of related borrowers, and generally involve a greater risk of nonpayment than do mortgage loans secured by multi-family dwellings. Payments on these loans depend to a large degree on results of operations and dependable cash flows of the borrowers, which are generated from a wide variety of businesses and industries. As a result, repayment of these loans can be affected adversely by changes in the economy in general or by the real estate market more specifically. Accordingly, the nature of this type of loan makes it more difficult to monitor and evaluate. Consequently, we typically require personal guarantees from the owners of the businesses to which we make such loans.

Customers desiring to obtain a commercial real estate loan have good payment records with a debt coverage ratio generally of at least 1.25 to 1. In addition, we require adequate insurance on the property securing the loan to protect the collateral value. These loans are generally adjustable rate loans with interest rates tied to a variety of independent indexes. In many cases these loans have fixed rates for an initial five year period and adjust thereafter based on the applicable index. These loans are generally written for terms of up to 12 years, with loan-to-value ratios of not more than 75% on owner occupied properties and 65% on non-owner occupied properties.

Residential Mortgage Loans

Residential mortgage loans are secured primarily by first trust deeds on apartment buildings or other multi-family dwellings, as well as, single-family residential property that were primarily generated by our mortgage division.

As part of its commercial banking business, the Bank originates multi-family residential mortgage loans primarily in Los Angeles and Orange Counties for terms up to 30 years. These loans generally are adjustable rate loans with interest rates tied to a variety of independent indexes. In some cases these loans have fixed interest rates for an initial five-year period and adjust thereafter based on an applicable index. These loans generally have interest rate floors, payment caps, and prepayment penalties. The loans are underwritten based on a variety of borrower and property criteria. Borrower criteria include liquidity and cash flow analysis and credit history verifications. Property criteria generally include loan to value limits under 75% and debt coverage ratios of 1.25 to 1 or greater.

Single-family mortgages consist principally of adjustable rate loans, except that in some cases they have fixed interest rates for the initial 5 years of the loan term and adjust thereafter. The majority of these loans were made for the purchase of, or refinancing of existing loans on, owner occupied homes. The Bank is not currently originating residential mortgage loans for sale to investors.

Real Estate Construction Loans

Generally these loans are designed to meet the needs of specific construction projects, are secured by first trust deeds on the properties, and typically do not exceed 18 months. Although borrowers are personally liable for repayment of these loans, they usually are paid with proceeds from a permanent mortgage loan (take-out financing) or from the proceeds of the sale of the property. Loan terms are based on current market conditions, with interest rates that adjust based on market rates of interest.

Real estate construction loans also provide us with the opportunity to establish business banking relationships that can enable us to obtain deposits from and to provide revenue generating banking services to real estate developers and real property owners in our service areas.

Consumer Loans

We offer a variety of loan and credit products to consumers including personal installment loans, lines of credit and credit cards. We design these products to meet the needs of our customers, and some are made at fixed rates of interest and others at adjustable rates of interest. Consumer loans often entail greater risk than real estate mortgage loans, particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets, such as automobiles, that may not provide an adequate source of repayment of the outstanding loan balance in the event of a default by the consumer. Consumer loan collections are dependent on the borrower's ongoing financial stability. Furthermore, in the event a consumer files for bankruptcy protection, the bankruptcy and insolvency laws may limit the amount which can be recovered on such loans. Consumer loans require a good payment record and, typically, debt ratios of not more than 40%.

Consumer loans and credit products are important because consumers are a source of noninterest-bearing checking accounts and low cost savings deposits. Additionally, banking relationships with consumers tend to be stable and longer lasting than banking relationships with businesses, which tend to be more sensitive to price competition.

Business Banking Services

We offer various banking and financial services designed primarily for our business banking customers. Those services include:

- Financial management tools and services that include multiple account control, account analysis, transaction security and verification, wire transfers, bill payment, payroll and lock box services, most of which are available at our Internet website, www.pmbank.com;

- Automated clearinghouse (ACH) origination services for businesses that charge for their services or products on a recurring monthly or other periodic basis, which enable them to obtain payment from their customers through an automatic, pre-authorized debit from their customers' bank accounts anywhere in the United States; and
- Electronic check origination and processing that allows businesses, including Internet retailers, to accept payment from their customers in the form of an electronic check that we are able to debit electronically from their customers' bank accounts at any bank in the United States.

Convenience Banking Services

We also offer a number of services and products that make it more convenient to conduct banking transactions, such as Internet banking services, ATMs, night drop services and courier and armored car services that enable our business customers to order and receive cash without having to travel to our banking offices.

Internet Banking Services

Our customers can securely access our internet bank at www.pmbank.com to:

- Use financial cash management services
- View account balances and account history
- Transfer funds between accounts
- Make payroll and tax payments
- Pay bills and order wire transfers of funds
- Transfer funds from credit lines to deposit accounts
- Order cash for delivery by courier service
- Make loan payments
- Print bank statements
- Order stop payments
- Purchase certificates of deposit
- Re-order checks

Security Measures

Our ability to provide customers with secure and uninterrupted financial services is of paramount importance to our business. We believe our computer banking systems, services and software meet the highest standards of bank and electronic systems security. The following are among the security measures that we implemented:

Bank-Wide Security Measures

- *Service Continuity.* In order to better ensure continuity of service, we have located our critical file servers and computer and telecommunications systems at an offsite hardened and secure data center. This center provides the physical environment necessary to keep servers up and running 24 hours a day, 7 days a week. This data center has raised floors, HVAC temperature control systems with separate cooling zones, seismically braced racks, and generators to keep the system operating during power outages and has been designed to withstand fires and major earthquakes. The center also has a wide range of physical security features, including smoke detection and fire suppression systems, motion sensors, and 24x7 secured access, as well as video camera surveillance and security breach alarms. The center is connected to the Internet by redundant high speed data circuits with advanced capacity monitoring.
- *Physical Security.* All servers and network computers reside in secure facilities. Only employees with proper identification may enter the primary server areas.
- *Monitoring.* All customer transactions on our internet servers and internal computer systems produce one or more entries into transactional logs. Our personnel routinely review these logs to identify and to take the appropriate action with respect to any abnormal or unusual activity. We believe that, ultimately, vigilant monitoring is the best defense against fraud.

Internet Security Measures

We maintain electronic and procedural safeguards that comply with federal regulations to guard nonpublic personal information. We regularly assess and update our systems to improve our technology for protecting information. On our website, the security measures include:

- Secure Sockets Layer (SSL) protocol,
- Digital certificates,
- Multi-factor authentication (MFA),
- Intrusion detection systems, and
- Firewall protection.

We believe the risk of fraud presented by providing internet banking services is not materially different from the risk of fraud inherent in any banking relationship. We also believe that potential security breaches can arise from any of the following circumstances:

- misappropriation of a customer's account number or password;
- penetration of our servers by an outside "hacker;"
- fraud committed by a new customer in completing his or her loan application or opening a deposit account with us; and
- fraud committed by employees or service providers.

Both traditional banks and internet banks are vulnerable to these types of fraud. By establishing the security measures described above, we believe we can minimize, to the extent practicable, our vulnerability to the first three types of fraud. To counteract fraud by employees and service providers, we have established internal procedures and policies designed to ensure that, as in any bank, proper control and supervision is exercised over employees and service providers. We also maintain insurance to protect us from losses due to fraud committed by employees.

Additionally, the adequacy of our security measures is reviewed periodically by the Federal Reserve Board and the California Department of Financial Institutions ("DFI"), which are the federal and state government agencies, respectively, with supervisory authority over the Bank. We also retain the services of third party computer security firms to conduct periodic tests of our computer and internet banking systems to identify potential threats to the security of our systems and to recommend additional actions that we can take to improve our security measures.

Discontinued Businesses

Wholesale Mortgage Lending Business. In the second quarter of 2005, we decided to discontinue the Bank's wholesale mortgage lending business in order to focus our capital and other resources on the growth of its commercial banking business. The wholesale mortgage lending business, which was commenced in 2001, originated residential mortgage loans that, for the most part, qualified for resale to long-term investors in the secondary residential mortgage market. In most instances, the Bank funded these loans at the time of their origination and sold them to investors in the secondary market, generally within 30 days of funding. We earned loan origination and processing fees, which were recorded as noninterest income.

Our decision to discontinue the wholesale mortgage lending business was based on a number of factors, which included the steady growth achieved in, and the opportunities to further expand, our commercial lending business; increases in the costs of operations of the wholesale mortgage banking business and, therefore, the prospect that, by exiting that business we would be better able to improve the efficiency of our operations; an anticipated increase in the variability of the period-to-period operating results of the wholesale mortgage banking business, which would make it more difficult to achieve consistency and predictability in our result of operations; and the amount of capital that would be required to grow and improve the profitability of the wholesale mortgage banking business, particularly in the face of the changing interest rate and market environment.

We completed our exit from the wholesale mortgage lending business in the fourth quarter of 2005.

Retail Securities Brokerage Business. In December 2002 we began offering our customers retail securities brokerage services through PMB Securities Corp., a wholly-owned subsidiary that is a securities broker-dealer that is registered with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). In the second quarter of 2006, we sold our retail securities brokerage company.

Accordingly, our commercial banking business comprises our continuing operations, while the wholesale mortgage lending business and retail securities brokerage business are classified as discontinued operations in our consolidated financial statements.

As part of our retail commercial banking business, we continue to offer and make mortgage loans on multi-family residences and, to a lesser extent, on single family residences. However, we generally retain these loans in our loan portfolio, rather than reselling them into the secondary mortgage market.

See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION — Discontinued Business" in Part II of this Report.

Competition

Competitive Conditions in the Traditional Banking Environment

The banking business in California generally, and in our service area in particular, is highly competitive and is dominated by a relatively small number of large multi-state and California-based banks that have numerous banking offices operating over wide geographic areas. We compete for deposits and loans with those banks, with community banks that are based or have branch offices in our market areas, and with savings and loan associations, credit unions, money market and other mutual funds, stock brokerage firms, insurance companies, and other traditional and nontraditional financial service organizations. We also compete for customers' funds with governmental and private entities issuing debt or equity securities or other forms of investments which may offer different and potentially higher yields than those available through bank deposits.

Major financial institutions that operate throughout California and that have offices in our service areas include Bank of America, Wells Fargo Bank, Union Bank, Bank of the West, Washington Mutual Savings Bank, U. S. Bancorp, Comerica Bank and Citibank. Larger independent banks and other financial institutions with offices in our service areas include, among others, City National Bank, Citizens Business Bank, California National Bank, Manufacturers Bank, and California Bank and Trust.

These banks, as well as other banks and other financial institutions in our service areas, have the financial capability to conduct extensive advertising campaigns and to shift their resources to regions or activities of greater potential profitability. Many of them also offer diversified financial services which we do not presently offer directly. The larger banks and financial institutions also have substantially more capital and higher lending limits than our Bank.

In order to compete with the banks and other financial institutions operating in our service areas, we rely on our ability to provide flexible, more convenient and more personalized service to customers, including Internet banking services and financial tools. At the same time, we:

- emphasize personal contacts with existing and potential new customers by our directors, officers and other employees;
- develop and participate in local promotional activities; and
- seek to develop specialized or streamlined services for customers.

To the extent customers desire loans in excess of our lending limit or services not offered by us, we attempt to assist them in obtaining such loans or other services through participations with other banks or assistance from our correspondent banks or third party vendors.

Competitive Conditions in Internet Banking

There are a number of banks that offer services exclusively over the internet, such as NetBank and E*TRADE Bank, and other banks, such as Bank of America and Wells Fargo Bank, that market their internet banking services to their customers nationwide. We believe that only the larger of the commercial banks with which we compete offer the comprehensiveness of internet banking services that we offer to our customers. However, an increasing number of community banks are beginning to offer internet banking services by relying on third party vendors to provide the functionality they need to provide such services. Additionally, many of the larger banks do have greater market presence and greater financial resources to market their internet banking service than do we. Moreover, new competitors and competitive factors are likely to emerge, particularly in view of the rapid development of internet commerce. On the other hand, there have been some recently published reports indicating that the actual rate of growth in the use of the internet banking services by consumers and businesses is lower than had been previously predicted and that many customers still prefer to be able to conduct at least some of their banking transactions at local banking offices. We believe that these findings support our strategic decision, made at the outset of our business, to offer customers the benefits of both traditional and internet banking services. We also believe that this strategy has been an important factor in our growth to date and will contribute to our growth in the future. See "BUSINESS — Background — Our Business Plan — Business Strategy" earlier in this Section of this Report."

Effects of Legislation and Government Regulation on Competition

Existing and future state and federal legislation, and government regulation of banking institutions, could significantly affect our costs of doing business, the range of permissible activities in which we may engage and the competitive balance among major and smaller banks and other financial institutions. We cannot predict the impact such developments may have on commercial banking in general or on our business in particular. For additional information regarding these matters, see the discussion below under the caption "—Supervision and Regulation."

Supervision and Regulation

Both federal and state laws extensively regulate bank holding companies and banks. Such regulation is intended primarily for the protection of depositors and the FDIC's deposit insurance fund and is not for the benefit of shareholders. Set forth below is a summary description of the material laws and regulations that affect or bear on our operations. The description does not purport to be complete and is qualified in its entirety by reference to the laws and regulations that are summarized below.

Pacific Mercantile Bancorp

General. Pacific Mercantile Bancorp is a registered bank holding company subject to regulation under the Bank Holding Company Act of 1956, as amended. Pursuant to that Act, we are subject to supervision and periodic examination by, and are required to file periodic reports with, the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board" or the "FRB").

As a bank holding company, we are allowed to engage, directly or indirectly, only in banking and other activities that the Federal Reserve Board deems to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. However, over the past ten years the Federal Reserve Board has broadened the activities and businesses that it has designated as closely related to banking in order to enhance the ability of bank holding companies and their subsidiaries to compete with diversified financial institutions and service organizations that are not subject to the same regulation as are bank holding companies. Business activities designated by the Federal Reserve Board to be closely related to banking include securities brokerage services and products and data processing services, among others.

As a bank holding company, we must obtain the prior approval of the Federal Reserve Board before we may acquire more than 5% of the outstanding shares of any class of voting securities, or of substantially all of the assets, of any bank or other bank holding company and for any merger with any other bank holding company. Additionally, we are required to obtain the prior approval of the Federal Reserve Board for the acquisition of more than 5% of the outstanding shares of any class of voting securities, or of substantially all of the assets, of other entities engaged in banking–related businesses or that provide banking-related services.

Under Federal Reserve Board regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board's policy that, in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet these obligations will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board's regulations or both, which could lead to the imposition of restrictions on the offending bank holding company, including restrictions on its further growth.

For that reason, among others, the Federal Reserve Board requires all bank holding companies to maintain capital at or above certain prescribed levels. See the discussion below under the caption "—Capital Standards and Prompt Corrective Action."

Additionally, among its powers, the Federal Reserve Board may require any bank holding company to terminate an activity or terminate control of, or liquidate or divest itself of, any subsidiary or affiliated company that the Federal Reserve Board determines constitutes a significant risk to the financial safety, soundness or stability of the bank holding company or any of its banking subsidiaries. The Federal Reserve Board also has the authority to regulate provisions of a bank holding company's debt, including authority to impose interest ceilings and reserve requirements on such debt. Subject to certain exceptions, bank holding companies also are required to file written notice and obtain approval from the Federal Reserve Board prior to purchasing or redeeming their common stock or other equity securities. A bank holding company and its non-banking subsidiaries also are prohibited from implementing so-called tying arrangements whereby customers may be required to use or purchase services or products from the bank holding company or any of its non-bank subsidiaries in order to obtain a loan or other services from any of the holding company's subsidiary banks.

The Company also is a bank holding company within the meaning of Section 3700 of the California Financial Code. As such, we are subject to examination by, and may be required to file reports with, the California Department of Financial Institutions ("DFI").

Financial Services Modernization Legislation. The Financial Services Modernization Act, which also is known as the Gramm-Leach-Bliley Act, was enacted into law in 1999. The principal objectives of that Act were to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities and investment banking firms, and other financial service providers. Accordingly, the Act has revised and expanded the Bank Holding Company Act to permit a bank holding company system, meeting certain specified qualifications, to engage in broader range of financial activities to foster greater competition among financial services companies. To accomplish those objectives, among other things, the Act repealed the two affiliation provisions of the Glass-Steagall Act that had been adopted in the early 1930s during the Depression: Section 20, which restricted the affiliation of Federal Reserve Member Banks with firms "engaged principally" in specified securities activities; and Section 32, which restricted officer, director, or employee interlocks between a member bank and any company or person "primarily engaged" in specified securities activities. The Financial Services Modernization Act also contains provisions that expressly preempt any state law restricting the establishment of financial affiliations, primarily related to insurance. That Act also:

- broadens the activities that may be conducted by national banks, banking subsidiaries of bank holding companies, and their financial subsidiaries;
- provides an enhanced framework for protecting the privacy of consumer information;
- adopts a number of provisions related to the capitalization, membership, corporate governance, and other measures designed to modernize the Federal Home Loan Bank system;
- modifies the laws governing the implementation of the Community Reinvestment Act (which is described in greater detail below); and
- addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of banking institutions.

Before a bank holding company may engage in any of the financial activities authorized by that Act, it must file an application with its Federal Reserve Bank that confirms that it meets certain qualitative eligibility requirements established by the FRB. A bank holding company that meets those qualifications and files such an application will be designated as a "financial holding company", as a result of which it will become entitled to affiliate with securities firms and insurance companies and engage in other activities, primarily through non-banking subsidiaries, that are financial in nature or are incidental or complementary to activities that are financial in nature. According to current Federal Reserve Board regulations, activities that are financial in nature and may be engaged in by financial holding companies, through their non-bank subsidiaries, include:

- securities underwriting; dealing and market making;
- sponsoring mutual funds and investment companies;
- engaging in insurance underwriting and brokerage; and
- engaging in merchant banking activities.

A bank holding company that does not qualify as a financial holding company may not engage in such financial activities. Instead, as discussed above, it is limited to engaging in banking and such other activities that have been determined by the Federal Reserve Board to be closely related to banking.

We have no current plans to engage in any activities not permitted to traditional bank holding companies, including those expressly permitted by the Financial Services Modernization Act and we are not a financial holding company.

We do not believe that the Financial Services Modernization Act will have a material effect on our operations, at least in the near-term. However, to the extent that it enables banks, securities firms, and insurance companies to affiliate, the financial services industry may experience further consolidation. Additionally, the Act may have the result of increasing the level of competition that we face from larger institutions and other types of companies offering diversified financial products, many of which may have substantially greater financial resources than we have.

Privacy Provisions of the Financial Services Modernization Act. As required by the Financial Services Modernization Act, federal banking regulators have adopted rules that limit the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. Pursuant to the rules, financial institutions must provide:

- initial notices to customers about their privacy policies, describing the conditions under which they may disclose non-public personal information to non-affiliated third parties and affiliates;
- annual notices of their privacy policies to current customers; and
- a reasonable method for customers to "opt out" of disclosures to nonaffiliated third parties.

The Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 (i) established new requirements with respect to oversight and supervision of public accounting firms, and (ii) required the implementation measures designed to improve corporate governance of companies with securities registered under the Securities and Exchange Act of 1934, as amended ("public companies") and which, therefore, apply to us. Among other things, the Sarbanes-Oxley Act:

- Provided for the establishment of a five-member oversight board, known as the Public Company Accounting Oversight Board (the "PCAOB"), which is appointed by the Securities and Exchange Commission and that is empowered to set standards for and has investigative and disciplinary authority over accounting firms that audit the financial statements of public companies.
- Prohibits public accounting firms from providing various types of consulting services to their public company clients and requires accounting firms to rotate partners among public company clients every five years; in order to assure that public accountants maintain their independence from managements of the companies whose financial statements they audit.
- Increased the criminal penalties for financial crimes and securities fraud.
- Requires public companies to implement disclosure controls and procedures designed to assure that material information regarding their business and financial performance is included in the public reports they file under the Securities and Exchange Act of 1934 ("Exchange Act Reports").
- Requires the chief executive and chief financial officers of public companies to certify as to the accuracy and completeness of the Exchange Act Reports that their companies file, the financial statements included in those Reports and the effectiveness of their disclosure procedures and controls.
- Requires, pursuant to Section 404 of the Act, that (i) the chief executive and chief financial officer of a public company to test and certify to the effectiveness of their company's internal control over financial reporting, and (ii) the company's outside auditors to independently test and issue a report as to whether the company's internal control over its financial reporting is effective and whether there are any material weaknesses or significant deficiencies in those financial controls.
- Requires a majority of a the directors of public company to be independent of the company's management and that the directors that serve on a public company's audit committee meet standards of independence that are more stringent than those that apply to non-management directors generally.
- Requires public companies whose publicly traded securities have a value in excess of $75 million to file their Exchange Act Reports on a more accelerated basis than had been required prior to the adoption of the Sarbanes-Oxley Act.
- Requires more expeditious reporting by directors and officers and other public company insiders regarding their trading in company securities.
- Established statutory separations between investment banking firms and financial analysts.

We have taken the actions required by, and we believe we are in compliance with the provisions of the Sarbanes-Oxley Act that are applicable to us. Among other things, we have implemented disclosure controls and procedures and taken other actions to meet the expanded disclosure requirements and certification requirements of the Sarbanes-Oxley Act. Additionally, our Chief Executive and Chief Financial Officers have tested and have determined that our internal control over financial reporting was effective as of December 31, 2006 and our independent registered public accounting firm has issued its attestation report, which is contained in Item 9A of this Annual Report, regarding the effectiveness of our internal control over financial reporting and have concluded that management's assessment that our internal control over financial reporting was effective as of December 31, 2006 was fairly stated. We also have determined that six of our seven directors meet the independence requirements of, and that all members of our audit committee meet the more stringent standards of independence applicable to audit committee membership pursuant to, the Sarbanes-Oxley Act.

Pacific Mercantile Bank

General. Pacific Mercantile Bank (the "Bank") is subject to primary supervision, periodic examination and regulation by (i) the Federal Reserve Board, which is its primary federal banking regulator, because the Bank is a member of the Federal Reserve Bank of San Francisco and (ii) the DFI, because the Bank is a California state chartered bank. The Bank also is subject to certain of the regulations promulgated by the FDIC, because its deposits are insured by the FDIC.

Various requirements and restrictions under the Federal and California banking laws affect the operations of the Bank. These laws and the implementing regulations that are promulgated by Federal and State regulatory agencies, cover most aspects of a bank's operations, including the reserves a bank must maintain against deposits and for possible loan losses and other contingencies; the types of deposits it obtains and the interest it is permitted to pay on deposit accounts; the loans and investments that a bank may make; the borrowings that a bank may incur; the number and location of banking offices that a bank may establish; and the rate at which it may grow its assets; the acquisition and merger activities of a bank; the amount of dividends that a bank may pay; and the capital requirements that a bank must satisfy, which can determine the extent of supervisory control that a bank will be subject to by its federal and state bank regulators. A more detailed discussion regarding capital requirements that are applicable to us and the Bank that is set forth below under the caption "Capital Standards and Prompt Corrective Action."

If, as a result of an examination of a federally regulated bank, its primary federal bank regulatory agency, such as the Federal Reserve Board, were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of a bank's operations had become unsatisfactory or that the bank or its management was in violation of any law or regulation, that agency has the authority to take a number of different remedial actions as it deems appropriate under the circumstances. These actions include the power to enjoin "unsafe or unsound" banking practices; to require affirmative action to correct any conditions resulting from any violation or practice; to issue an administrative order that can be judicially enforced; to require the bank to increase its capital; to restrict the bank's growth; to assess civil monetary penalties against the bank or its officers or directors; to remove officers and directors of the bank; and, if the federal agency concludes that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate a bank's deposit insurance, which in the case of a California chartered bank would result in revocation of its charter and require it to cease its banking operations. Additionally, under California law the DFI has many of the same remedial powers with respect to the Bank, because it is a California state chartered bank.

In first quarter of 2005, the Federal Reserve Bank of San Francisco, which exercises the supervisory authority of the Federal Reserve Board over the Federal Reserve member banks in its region, commenced a consumer compliance examination of the Bank, which included the Bank's wholesale mortgage lending division. As a result of that examination, in late 2005 the Federal Reserve Bank expressed certain criticisms and concerns about the wholesale mortgage lending division's regulatory compliance program, the primary purpose of which is to assure compliance with the numerous and complex regulations and disclosure rules that apply to mortgage lending. In February 2006, the Bank entered into a Memorandum of Understanding with the Federal Reserve Bank of San Francisco. That Memorandum requires the Bank to take a number of actions that are designed to strengthen, and to satisfactorily resolve the criticisms and concerns expressed by the Federal Reserve Bank with respect to, that compliance program. The Memorandum of Understanding also requires the Bank to submit periodic reports to the Federal Reserve Bank with respect to its progress in implementing the actions required by the Memorandum of Understanding.

We believe that the deficiencies that raised the concerns expressed by the Federal Reserve were largely due to the rapid growth of and the increased volume of loans originated by our wholesale mortgage loan division, largely as a result of the real estate finance "boom" that was triggered by the steep decline in mortgage interest rates during the three year period between 2000 and 2003. As a result of our decision to discontinue the operations of that division, our mortgage loan volume has been substantially reduced and, consequently, we expect to be able to address and resolve in a satisfactory manner the concerns expressed by the Federal Reserve Bank. Additionally, the Memorandum of Understanding primarily requires us to adopt new compliance procedures and policies and implement new training programs for our lending staff that are designed (i) provide greater oversight by management over our mortgage lending operations, (ii) to minimize failures by our lending personnel to meet the requirements of our mortgage lending compliance policy, and (iii) to enable us to identify and correct, in an expeditious manner, any compliance failures by our lending personnel. As a result, we do not expect that the Memorandum of Understanding, or the actions it requires us to take, will have a material effect on our results of operations or our financial condition.

Dividends and Other Transfers of Fund. It is expected that, in the future, cash dividends from the Bank will constitute one of the sources of cash available to PM Bancorp for its operations and to fund any cash dividends that the board of directors might declare in the future. PM Bancorp is a legal entity separate and distinct from the Bank and the Bank is subject to various statutory and regulatory restrictions on its ability to pay cash dividends to PM Bancorp. Those restrictions would prohibit the Bank, subject to certain limited exceptions, from paying cash dividends in amounts that would cause the Bank to become undercapitalized. Additionally, the Federal Reserve Board and the DFI have the authority to prohibit the Bank from paying dividends, if either of those authorities deems the payment of dividends by the Bank to be an unsafe or unsound practice. See "Dividend Policy—Restrictions on the Payment of Dividends."

The Federal Reserve Board also has established guidelines with respect to the maintenance of appropriate levels of capital by banks and bank holding companies under its jurisdiction. Compliance with the standards set forth in those guidelines and the restrictions that are or may be imposed under the prompt corrective action provisions of federal law could limit the amount of dividends which the Bank or the Company may pay. See "—Capital Standards and Prompt Corrective Action" below in this Section of this Report. An insured depository institution, like the Bank, also is prohibited from paying management fees to a bank holding company or any other entity or person that may be deemed, under applicable law, to be a controlling person of the insured depository institution.

Restrictions on Transactions between the Bank and the Company and its other Affiliates. The Bank is subject to restrictions imposed by federal law on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, the Company or any of its other subsidiaries; the purchase of, or investments in, Company stock or other Company securities and the taking of such securities as collateral for loans; and the purchase of assets from the Company or any of its other subsidiaries. These restrictions prevent the Company and any of its subsidiaries from borrowing from the Bank unless the loans are secured by marketable obligations in designated amounts, and such secured loans and investments by the Bank in the Company or any of its subsidiaries are limited, individually, to 10% of the Bank's capital and surplus (as defined by federal regulations) and, in the aggregate, for all loans made to and investments made in the Company and its other subsidiaries, to 20% of the Bank's capital and surplus. California law also imposes restrictions with respect to transactions involving the Company and other persons deemed under that law to control the Bank. Additional restrictions on transactions with affiliates of the Company may be imposed on the Bank under the prompt corrective action provisions of federal law. See "—Capital Standards and Prompt Corrective Action" below.

Capital Standards and Prompt Corrective Action

Capital Standards. The Federal Reserve Board and other federal bank regulatory agencies have adopted uniform risk-based minimum capital guidelines intended to require banking organizations to maintain capital at levels that reflect the degree of risk associated with the banking organization's operations both for assets that are reported on the organization's balance sheet, and for assets such as letters of credit and recourse arrangements that are recorded as off-balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off-balance sheet items are multiplied by one of several risk adjusted percentages, which range from 0% percent for assets with low credit risk, such as U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as commercial loans.

These guidelines require banking organizations to maintain a ratio of qualifying total capital to risk-adjusted assets of at least 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%. Tier 1 capital consists principally of common stock and non-redeemable preferred stock, retained earnings and, to a limited extent, subordinated long term debentures or notes that meet certain conditions established by the Federal Reserve Board. See MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS — Capital Resources" in Item 7 in Part II of this Report. In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a ratio of Tier 1 capital to total average assets of 4%, which is referred to as "the leverage" ratio. However, for a banking organization to be rated by a bank regulatory agency above minimum capital requirements, its minimum leverage ratio must be higher than 4%.

In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, federal and state banking regulatory agencies have the discretion to set individual minimum capital requirements for any particular banking organization at rates significantly above the minimum guidelines and ratios, if any of those agencies believes that the quality of the organization's assets or liquidity, is poorer, or the risks it faces are greater, than those generally faced by most banking organizations.

Prompt Corrective Action and Other Enforcement Mechanisms to Resolve Capital Deficiencies. Federal banking agencies possess broad powers to take corrective and other supervisory action to resolve the problems of FDIC-Insured banks and other depository institutions, including those institutions that fall below one or more prescribed minimum capital ratios.

Each federal banking agency has promulgated regulations defining the following five categories in which an FDIC insured depository institution will be placed, based on its capital ratios:

- well capitalized;
- adequately capitalized;
- undercapitalized;
- significantly undercapitalized; and
- critically undercapitalized.

However, an FDIC insured banking institution that, based upon its capital levels, is classified as well capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if its primary federal banking regulatory agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured banking institution is subject to greater operating restrictions and increased regulatory supervision. The federal banking agencies, however, may not treat a significantly undercapitalized institution as critically undercapitalized unless its capital ratio actually warrants such treatment.

The following table sets forth, as of December 31, 2006, the capital ratios of the Company (on a consolidated basis) and the Bank (on a stand alone basis) and compares those capital ratios to the federally established capital requirements that must be met for a bank holding company or a bank to be deemed "adequately capitalized" or "well capitalized" under the prompt corrective action regulations that are described above:

		To Be Classified As	
At December 31, 2006	**Actual**	**Adequately Capitalized**	**Well Capitalized**
Total Capital to Risk Weighted Assets			
Company	15.4%	At least 8.0%	At least 10.0%
Bank	11.0%	At least 8.0%	At least 10.0%
Tier I Capital to Risk Weighted Assets			
Company	14.6%	At least 4.0%	At least 6.0%
Bank	10.2%	At least 4.0%	At least 6.0%
Tier I Capital to Average Assets			
Company	11.4%	At least 4.0%	At least 5.0%
Bank	7.9%	At least 4.0%	At least 5.0%

As the table indicates, at December 31, 2006 the Company (on a consolidated basis) and the Bank (on a stand-alone basis) exceeded the capital ratios required for classification as well capitalized institutions, under federally mandated capital standards and federally established prompt corrective action regulations.

Safety and Soundness Standards. In addition to measures taken under the prompt corrective action provisions, banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices or for violating any law, rule, regulation, or any condition imposed in writing by its primary federal banking regulatory agency or any written agreement with that agency. The federal banking agencies have adopted guidelines designed to identify and address potential safety and soundness concerns that could, if not corrected, lead to deterioration in the quality of a bank's assets, liquidity or capital. Those guidelines set forth operational and managerial standards relating to such matters as:

- internal controls, information systems and internal audit systems;
- loan documentation;
- credit underwriting;
- asset growth;
- earnings; and
- compensation, fees and benefits.

In addition, federal banking agencies also have adopted safety and soundness guidelines with respect to asset quality and earnings standards. These guidelines provide six standards for establishing and maintaining a system to identify problem assets and prevent those assets from deteriorating. Under these standards, an FDIC-Insured depository institution is expected to:

- conduct periodic asset quality reviews to identify problem assets, estimate the inherent losses in problem assets and establish reserves that are sufficient to absorb those estimated losses;
- compare problem asset totals to capital;
- take appropriate corrective action to resolve problem assets;
- consider the size and potential risks of material asset concentrations; and
- provide periodic asset quality reports with adequate information for the bank's management and the board of directors to assess the level of asset risk.

These guidelines also establish standards for evaluating and monitoring earnings and for ensuring that earnings are sufficient for the maintenance of adequate capital and reserves.

FDIC Deposit Insurance

The FDIC operates a Bank Insurance Fund ("BIF") which insures the deposits, up to federally prescribed limits, of those banks that are subject to regulation by a federal banking regulatory agency and have elected to participate in that Fund ("BIF Members"). The Bank is a BIF Member and, as a result, its deposit accounts are insured up to the maximum amount permitted by law. The FDIC charges all BIF Members an annual assessment (essentially an insurance premium) for the insurance of their deposits. The amount of a bank's annual assessment is based on its relative risk of default as measured by (i) the institution's federal regulatory capital risk category, which can range from well capitalized to less than adequately capitalized, and (ii) its supervisory subgroup category, which is based on the federal regulatory assessment of the financial condition of the institution and the probability that federal regulatory corrective action will be required. The assessment rate currently ranges from 0 to 27 cents per $100 of domestic insured deposits. The FDIC has the authority to increase or decrease the rate of the assessment on a semi-annual basis. An increase in the assessment rate would increase the Bank's costs of doing business. BIF assessments are recorded as noninterest expense in the Company's statement of operations.

On February 8, 2006, the President signed the Federal Deposit Insurance Reform Act of 2005 into law. The Reform Act requires the FDIC to establish a new risk-based system for determining BIF assessments to replace the existing system used in making such determinations. Pursuant to the Reform Act, the FDIC has adopted, by rule making, a system that places FDIC insured banking institutions into risk categories based on criteria consisting of their respective capital levels and supervisory ratings. The assessment rates will vary based on the risk category to which a bank is assigned: banking institutions with a risk grade of 2, 3 or 4 will have uniform BIF assessment rates from 10 to 43 basis points per $100 of assessable deposits. Institutions with a risk grade of 1, which indicates a relatively low level of risk, will be assessed between 5 to 7 basis points. The assessments, under this new system will commence in June 2007, based on a bank's quarterly report of its financial condition and operating results (commonly known as a bank's "call report") for the quarter ending March 31, 2007.

All FDIC-insured depository institutions also are required to pay an annual assessment for the payment of interest on bonds (known as "FICO Bonds") that were issued by the Financing Corporation, a federally chartered corporation, to assist in the recovery of the savings and loan industry following the failure of numerous savings and loan institutions in the 1980s. Effective for the first quarter of 2007, the FDIC established the FICO assessment rate at approximately $0.0133 per $100 of assessable deposits of the insured banks. The FICO assessment rate for the fourth quarter of 2006 was approximately $0.0124 per $100 of assessable deposits of the insured banks. The FICO assessment rates are adjusted quarterly by the FDIC to reflect changes in the assessment bases of the FDIC's insurance funds and, unlike the BIF assessments, do not vary on the basis of a bank's capital or supervisory risk categories.

The FDIC may terminate a bank's deposit insurance upon finding that it has engaged in unsafe or unsound practices, is in too unsafe or unsound a condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC or the institution's primary federal regulatory agency. California does not permit commercial banks to operate without FDIC insurance. As a result, termination of a California bank's FDIC insurance would result in its closure.

Community Reinvestment Act and Fair Lending Developments

The Bank is subject to fair lending requirements and the evaluation of its small business and home mortgage lending operations under the Community Reinvestment Act ("CRA"). That Act generally requires the federal banking agencies to evaluate the record of a bank in meeting the credit needs of its local communities, including those of low- and moderate-income neighborhoods in its service area. A bank may be subject to substantial penalties and corrective measures for a violation of fair lending laws. Federal banking agencies also may take compliance with fair lending laws into account when regulating and supervising other activities of a bank or its bank holding company.

A bank's compliance with its CRA obligations is based on a performance-based evaluation system which determines bank's CRA ratings on its community lending service and community development performance. When a bank holding company applies for approval to acquire a bank or another bank holding company, the Federal Reserve Board will review the CRA assessment of each of the subsidiary banks of the applicant bank holding company, and those records may be the basis for denying the application.

USA Patriot Act of 2001

In October 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act) of 2001 was enacted into law in response to the September 11, 2001 terrorist attacks. The USA Patriot Act was adopted to strengthen the ability of U.S. law enforcement and intelligence agencies to work cohesively to combat terrorism on a variety of fronts.

Of particular relevance to banks and other federally insured depository institutions are the USA Patriot Act's sweeping anti-money laundering and financial transparency provisions and various related implementing regulations that:

- establish due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts and foreign correspondent accounts;
- prohibits US institutions from providing correspondent accounts to foreign shell banks;
- establish standards for verifying customer identification at account opening;
- set rules to promote cooperation among financial institutions, regulatory agencies and law enforcement entities in identifying parties that may be involved in terrorism or money laundering;

Under implementing regulations issued by the U.S. Treasury Department, banking institutions are required to incorporate a customer identification program into their written money laundering plans that includes procedures for:

- verifying the identity of any person seeking to open an account, to the extent reasonable and practicable;
- maintaining records of the information used to verify the person's identity; and
- determining whether the person appears on any list of known or suspected terrorists or terrorist organizations.

Fair and Accurate Credit Transactions Act of 2003 ("FACT Act"). The FACT Act revises certain sections of the Fair Credit Reporting Act ("FCRA") and establishes additional rights for consumers to obtain copies of and to correct their credit reports; addresses identity theft; and establishes additional requirements for consumer reporting agencies and financial institutions that provide adverse credit information about consumers to those agencies. The FACT Act also extends the period during which consumers may opt-out of prescreened lists for credit or insurance marketing solicitations; extends the statute of limitations for civil liability for violations of the Fair Credit Reporting Act; and requires a financial institution's affiliates that exchange consumer information for market solicitation purposes to alert the consumer of the practice and allows the consumer to prohibit permanently all solicitations for marketing purposes. Certain provisions of the FACT Act became effective at the end of 2004, and its remaining provisions became effective on various dates in 2005. However, some requirements are subject to regulations that are not yet finalized. The FACT Act also preempts state laws that provide for similar or even more extensive regulations, such as the California Financial Information Privacy Act, which became effective in July 1, 2003 and had imposed disclosure and reporting requirements on financial institutions based in California that were more extensive than those contained in the FACT Act. Since we had already implemented measures to comply with the California Financial Privacy Act, our compliance with FACT Act and its implementing regulations have not caused us to incur any material increases in our operating expenses.

Check Clearing for the Twenty-First Century Act. The Check Clearing for the Twenty-First Century Act, also known as "Check 21", which became effective on October 28, 2004, was adopted to revamp the way in which banks process checks. Check 21 facilitates check truncation, a process which eliminates the original paper check from the check clearing process. Under Check 21, as a bank processes a check, funds from the check writer's account are transferred to the check depositor's account electronically, and an electronic image of the check, which is a processable printout known as a substitute check or

Image Replacement Document (IRD), is considered the legal equivalent of the original check. Banks can choose to send substitute checks as electronic files to be printed on-site or in close proximity to the paying bank. For financial institutions and their clients, these changes have the potential to reduce costs, improve efficiency in check collections and accelerate funds availability, while alleviating dependence on the national transportation system.

Interstate Banking and Branching

The Bank Holding Company Act permits bank holding companies from any state to acquire banks and bank holding companies located in any other state, subject to various conditions including nationwide- and state-imposed concentration limits. The Bank also has the ability, subject to certain restrictions, to acquire bank branches outside California either by acquisition from or a merger with another bank. The establishment by a state bank of new bank branches (often referred to as "de novo" branches) in other states is also possible in states with laws that expressly permit it. Interstate branches are subject to laws of the states in which they are located. Consolidations of and competition among banks have increased as banks have begun to branch across state lines and enter new markets

Employees

As of December 31, 2006, we employed 139 persons on a full-time equivalent basis. None of our employees are covered by a collective bargaining agreement. We believe relations with our employees are good.

Information Available on our Website

Our Internet address is www.pmbank.com. We make available on our website, free of charge, our filings made with the SEC electronically, including those on Form 10-K, Form 10-Q, and Form 8-K, and any amendments to those filings. Copies of these filings are available as soon as reasonably practicable after we have filed or furnished these documents to the SEC (at www.sec.gov).

ITEM 1A. RISK FACTORS

This Report, including Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in Item 7 in Part II of this Report, contains certain forward-looking statements. Forward-looking statements contain estimates of, or our expectations, beliefs or views regarding, our future financial performance, which are based on current information and are subject to a number of risks and uncertainties that could cause our actual operating results and financial performance in the future to differ, possibly significantly, from set forth in the forward-looking statements. Accordingly, for that reason, you should not place undue reliance on those forward-looking statements. Those risks and uncertainties include, although they are not limited to, the following:

We face intense competition from other banks and financial institutions that could hurt our business

We conduct our business operations in Southern California, where the banking business is highly competitive and is dominated by a relatively small number of large multi-state banks with operations and offices covering wide geographical areas. We also compete with other financial service businesses, mutual fund companies, and securities brokerage and investment banking firms that offer competitive banking and financial products and services. The larger banks, and some of those other financial institutions, have greater resources that enable them to conduct extensive advertising campaigns and to shift resources to regions or activities of greater potential profitability. Some of these banks and institutions also have substantially more capital and higher lending limits that enable them to attract larger clients, and offer financial products and services that we are unable to offer, particularly with respect to attracting loans and deposits. Increased competition may prevent us (i) from achieving increases, or could even result in decreases, in our loan volume or deposit balances, or (ii) from increasing interest rates on loans or reducing interest rates we pay to attract or retain deposits, any of which could cause a decline in our interest income or an increase in our interest expense, that could lead to reductions in our net interest income and earnings.

Adverse changes in economic conditions in Southern California could disproportionately harm our business

The large majority of our customers and the properties securing a large proportion of our loans are located in Southern California. A downturn in economic conditions or the occurrence of natural disasters in Southern California could harm our business by:

- reducing loan demand which, in turn, would lead to reduced net interest margins and net interest income;
- affecting the financial capability of borrowers to meet their loan obligations, which could result in increases in loan losses and require us to make additional provisions for possible loan losses, thereby reducing our earnings; and

- causing reductions in real property values that, due to our reliance on real property to secure many of our loans, could make it more difficult for us to prevent losses from being incurred on non-performing loans through the sale of such real properties.

Additionally, real estate values in California increased rapidly during the past several years. In the event that these values are not sustained or other events, such as earthquakes or fires, that may be more prevalent in Southern California than in other geographic areas, cause a decline in real estate values, our collateral coverage for our loans will be reduced and we may suffer increased loan losses.

National economic conditions and changes in Federal Reserve monetary policies could affect our operating results

Our ability to achieve and sustain our profitability is substantially dependent on our net interest income. Like most banking organizations and other depository institutions, our net interest income is affected by a number of factors outside of our control, including changes in market rates of interest which, in turn, are affected by changes in national economic conditions and national monetary policies adopted by the Federal Reserve Board. From 2001 and continuing until June 30, 2004, the Federal Reserve Board followed a policy of reducing interest rates in an effort to stimulate the national economy. Those interest rate reductions, coupled with sluggishness in the economy, led to decreases in our net interest margin during 2003 and made it more difficult to increase earnings. We cannot predict whether the current improvement in the economy will continue, or whether the Federal Reserve Board's increases in interest rates that began in the second half of 2004 and, to date, have totaled 425 basis points, will enable us to increase our net interest margins.

On the other hand, the benefits of increased market rates of interest may be offset, partially or in whole, because those increases will increase the costs of attracting deposits and obtaining borrowings. If we are unable to effectuate commensurate increases in the rates we are able to charge on existing or new loans due to competitive pressures or contractual restrictions on our ability to increase interest rates on existing loans, our net interest margin may suffer despite the increase in interest rates. Changes in economic conditions and increasing rates of interest also could cause prospective borrowers to fail to qualify for our loan products and reduce loan demand, thereby reducing our net interest margins. In addition, if economic conditions or real property values were to decline, that could adversely affect the financial capability of borrowers to meet their loan obligations, which could result in increases in loan losses and require us to increase the provisions we make for possible loan losses.

Expansion of existing financial centers might not achieve expected growth or increases in profitability

We have grown substantially in the past seven years by (i) opening new financial centers in population centers, and (ii) adding banking professionals at our existing financial centers, with the objective of attracting additional customers including, in particular, small to medium size businesses, that will add to our profitability. We intend to continue that growth strategy. However, there is no assurance that we will continue to be successful in achieving this objective. Implementation of this strategy will require us to incur expenses in establishing new financial centers or adding banking professionals, long before we are able to attract, and with no assurance that we will succeed in attracting, a sufficient number of new customers that will enable us to generate the revenues needed to increase our profitability. As a result, our earnings could decline if we are unable to successfully implement this strategy.

We could incur losses on the loans we make

The failure or inability of borrowers to repay their loans is an inherent risk in the banking business. We take a number of measures designed to reduce this risk, including the maintenance of stringent loan underwriting policies and the establishment of reserves for possible loan losses and the requirement that borrowers provide collateral that we could sell in the event they fail to pay their loans. However, the ability of borrowers to repay their loans, the adequacy of our reserves and our ability to sell collateral for amounts sufficient to offset loan losses are affected by a number of factors outside of our control, such as changes in economic conditions, increases in market rates of interest and changes in the condition or value of the collateral securing our loans. As a result, we could incur losses on the loans we make that will hurt our operating results and weaken our financial condition.

Government regulations may impair our operations, restrict our growth or increase our operating costs

We are subject to extensive supervision and regulation by federal and state bank regulatory agencies. The primary objective of these agencies is to protect bank depositors and other customers and not shareholders, whose respective interests will often differ. The regulatory agencies have the legal authority to impose restrictions which they believe are needed to protect depositors and customers of banking institutions, even if those restrictions would adversely affect the ability of the banking institution to expand its business or pay cash dividends, or result in increases in its costs of doing business or hinder its ability to compete with financial services companies that are not regulated or banks or financial service organizations that are less regulated. Additionally, due to the complex and technical nature of many of the government regulations to which banking organizations are subject, inadvertent violations of those regulations may occur. In such an event, we would be required to correct or implement measures to prevent a recurrence of such violations. If more serious violations were to occur, the regulatory agencies could limit our activities or growth, fine us or ultimately put us out of business.

In February 2006, we entered into a Memorandum of Understanding with the Federal Reserve Bank of San Francisco as a result of criticisms and concerns it had with respect to our mortgage loan regulatory compliance program. The Memorandum of Understanding requires us to take a number of actions that were designed to strengthen, and to satisfactorily resolve the criticisms and concerns expressed by the Federal Reserve Bank with respect to, that compliance program. Those actions included adopting new compliance procedures and policies and implementing new training programs for our lending staff that are designed (i) to assure greater oversight by management over our mortgage lending operations, (ii) to minimize failures by our lending personnel to meet the requirements of our mortgage lending regulatory compliance policies, and (iii) to enable us to identify and correct, in an expeditious manner, any compliance failures by our lending personnel. We expect that we will be able to address and resolve, in a satisfactory manner, the concerns of the Federal Reserve Bank that led to the issuance of the Memorandum of Understanding and that neither the Memorandum, nor the actions it requires us to take, will have a material effect on our results of operations or our financial condition. However, if we fail to implement the actions required by the Memorandum of Understanding or to satisfactorily resolve the concerns of the Federal Reserve Bank, it could impose restrictions on our business that could have a material adverse effect on our results of operations. Additional information regarding the Memorandum of Understanding is set forth in Part I of this Report under the caption "Supervision and Regulation".

Our computer and network systems may be vulnerable to unforeseen problems and security risks

The computer systems and network infrastructure that we use to provide automated and internet banking services could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure, earthquakes and similar catastrophic events and from security breaches. Any of those occurrences could result in damage to or a failure of our computer systems that could cause an interruption in our banking services or and, therefore, harm our business, operating results and financial condition. Additionally, interruptions in service, and security breaches that could result in the theft of confidential customer information, could lead existing customers to terminate their banking relationships with us and could make it more difficult for us to attract new banking customers.

The loss of key personnel could hurt our financial performance

Our success depends to a great extent on the continued availability of our existing management and, in particular, on Raymond E. Dellerba, our President and Chief Executive Officer. In addition to their skills and experience as bankers, our executive officers provide us with extensive community ties upon which our competitive strategy is partially based. As a result, the loss of the services of any of these officers could harm our ability to implement our business strategy or our future operating results.

Due to these and other possible uncertainties and risks, you are cautioned not to place undue reliance on the forward looking statements contained in this Report, which speak only as of the date of this Report. We also disclaim any obligation to update forward-looking statements contained in this Report or in the above-referenced Prospectus.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Set forth below is information regarding our headquarters offices, our eight existing financial services centers. All of our offices are leased.

Location	Square Footage	Lease Expiration Date
Headquarters Offices and Internet Banking Facility:		
Costa Mesa, California	21,000	May, 2009
Financial Centers:		
Costa Mesa, California	3,000	June, 2009
Newport Beach, California	10,500	June, 2011
San Juan Capistrano, California	7,600	February, 2013
Beverly Hills, California	4,600	June, 2011
La Jolla, California	3,800	February, 2012
La Habra, California	6,000	January, 2008
Long Beach, California	6,700	August, 2010
Ontario, California	5,000	February, 2011

The Bank subleases 2,100 square feet of office space in Newport Beach, California.

We will continue to evaluate and seek office space for additional financial centers to be located in other areas of Southern California in furtherance of our growth strategy. See "BUSINESS — Our Business Strategy."

ITEM 3. LEGAL PROCEEDINGS

We are subject to legal actions that arise from time to time in the ordinary course of our business. Currently there are no pending legal proceedings that we believe would be material to our financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

Set forth below is information, as of March 9, 2007, regarding our principal executive officers:

Name and Age	Position with Bancorp and the Bank
Raymond E. Dellerba, 59	President and Chief Executive Officer
Nancy Gray, 56	Executive Vice President and Chief Financial Officer

There is no family relationship between the above-named officers.

Raymond E. Dellerba has served as President, Chief Executive Officer and a Director of the Company and the Bank since the dates of their inception, which were January 2000 and November 1998, respectively, pursuant to a multi-year employment agreement. From February 1993 to June 1997, Mr. Dellerba served as the President, Chief Operating Officer and director of Eldorado Bank, and as Executive Vice President and a director of its parent company, Eldorado Bancorp. Mr. Dellerba has more than 30 years of experience as a banking executive, primarily in Southern California and in Arizona.

Nancy Gray, who is a certified public accountant, has been an Executive Vice President and the Chief Financial Officer of the Company and the Bank since May 2002. From 1980 through 2001, Ms. Gray was Senior Vice President and Financial Executive of Bank of America in Southern California, Missouri, Georgia, and Texas.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES

Trading Market for the Company's Shares

Our common stock is traded on the NASDAQ National Market under the symbol "PMBC." The following table presents the high and low sales prices for our common stock, as reported on the NASDAQ National Market for each of the calendar quarters indicated below:

	High	Low
Year Ended December 31, 2006		
First Quarter	$ 19.99	$ 17.37
Second Quarter	$ 19.88	$ 15.32
Third Quarter	$ 17.69	$ 15.98
Fourth Quarter	$ 18.19	$ 15.98
Year Ended December 31, 2005		
First Quarter	$ 18.00	$ 13.41
Second Quarter	$ 14.88	$ 11.92
Third Quarter	$ 18.35	$ 13.96
Fourth Quarter	$ 18.99	$ 17.09

The high and low per share sale prices of our common stock on the NASDAQ National Market on March 8, 2007, were $14.05 and $14.19, respectively. As of March 8, 2007 there were approximately 204 holders of record of our common stock.

Stock Price Performance

The following graph compares the stock performance of our common stock, in each of the years in the five year period ended December 31, 2006, with that of (i) the companies included in the Russell 2000 Index, and (ii) an index, published by SNL Securities L.C. ("SNL") and known as the SNL Western Bank Index, which is comprised of 72 banks and bank holding companies whose shares are listed on NASDAQ or the New York Stock Exchange and most of which are based in California and the remainder of which are based in nine other western states, including Oregon, Washington and Nevada. We believe that the banks and bank holding companies comprising the SNL Western Bank Index are comparable to us, in terms of the markets on which their shares trade, and their size and market capitalizations.


Total Return Performance
Pacific Mercantile Bancorp
Russell 2000
SNL Western Bank Index
Index Value
250
200
150
100
50
12/31/01
12/31/02
12/31/03
12/31/04
12/30/05
12/31/06

Index	At December 31,					
	2001	2002	2003	2004	2005	2006
Pacific Mercantile Bancorp	100.00	90.44	120.87	218.50	217.12	202.39
Russell 2000	100.00	79.52	117.09	138.55	144.86	171.47
SNL Western Bank Index	100.00	109.41	148.21	168.43	175.36	197.86

The Stock Performance Graph assumes that $100 was invested in the Company on December 31, 2001, and, at that same date, in the Russell 2000 Index, and the SNL Western Bank Index and that any dividends paid in the indicated periods were reinvested. Shareholder returns shown in the Performance Graph are not necessarily indicative of future stock performance.

Dividend Policy and Share Repurchase Program

Our Board of Directors has followed the policy of retaining earnings to support the growth of the Company's banking franchise. However, the Board intends during 2007 to review the Company's internally generated cash flows and its requirements for cash to determine whether to pay a cash dividends to shareholders during 2007. There can be no assurance that such a policy will be adopted.

In July 2005, our Board of Directors concluded that, at prevailing market prices, the Company's shares represented an attractive investment opportunity and, therefore, that repurchases of Company shares would be a good use of Company funds. As a result, the Board of Directors approved a share repurchase program, which authorizes the Company to purchase up to two percent (2%) of the Company's outstanding common shares, which are approximately 200,000 shares in total. That program provides for share repurchases to be made in the open market or in private transactions, in accordance with applicable Securities and Exchange Commission rules, when opportunities become available to purchase shares at prices believed to be attractive. The Company is under no obligation to repurchase any shares under the share repurchase program and the timing, actual number and value of shares that are repurchased by the Company under this program will depend on a number of factors, including the Company's future financial performance and available cash resources, competing uses for its corporate funds, prevailing market prices of its common stock and the number of shares that become available for sale at prices that the Company believes are attractive, as well as any regulatory requirements applicable to the Company. To date we have not purchased any shares under this program.

Restrictions on the Payment of Dividends

Cash dividends from the Bank represent the principal source of funds available to the Bancorp, which it might use to pay dividends or for other corporate purposes, such as expansion of its business. Therefore, government regulations, including the laws of the State of California, as they pertain to the payment of cash dividends by California state chartered banks, limit the amount of funds that would be available to the Bancorp to pay cash dividends or fund other expenditures in the future. In particular, California law places a statutory restriction on the amounts of cash dividends a bank may pay to its shareholders. Under that law, cash dividends by a California state chartered bank may not exceed, in any calendar year, the lesser of (i) the sum of its net income for the year and its retained net income from the preceding two years (after deducting all dividends paid during the period), or (ii) the amount of its retained earnings. At December 31, 2006, the Bank's retained earnings totaled approximately $23.5 million.

Additionally, because the payment of cash dividends has the effect of reducing capital, the capital requirements imposed on bank holding companies and commercial banks often operate, as a practical matter, to preclude the payment, or limit the amount of, cash dividends that might otherwise be permitted by California law; and the federal bank regulatory agencies, as part of their supervisory powers, generally require insured banks to adopt dividend policies which limit the payment of cash dividends much more strictly than do applicable state laws.

Restrictions on Intercompany Transactions

Section 23(a) of the Federal Reserve Act limits the amounts that a bank may loan to its bank holding company to an aggregate of no more than 10% of the bank subsidiary's capital surplus and retained earnings and requires that such loans be secured by specified assets of the bank holding company... See "BUSINESS—Supervision and Regulation–*Restrictions on Transactions between the Bank and the Company and its other Affiliates*". We do not have any present intention to obtain any borrowings from the Bank.

Equity Compensation Plans

Certain information, as of December 31, 2006, with respect to our equity compensation plans is set forth in Item 12, in Part III, of this Report.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The selected statement of operations data set forth below for the fiscal years ended December 31, 2006, 2005 and 2004, and the selected balance sheet data as of December 31, 2006 and 2005, are derived from consolidated financial statements of the Company audited by Grant Thornton LLP, independent registered public accounting firm. Those consolidated financial statements, together with the notes thereto, are included in Item 8 of this Report and the data set forth below should be read in conjunction with those consolidated financial statements and also with Management's Discussion and Analysis of Financial Condition and Results of Operations included in Item 7 of this Report. The selected statement of operations data for the years ended December 31, 2003 and 2002 and the selected balance sheet data as of December 31, 2004, 2003 and 2002 are derived from consolidated financial statements audited by Grant Thornton LLP, which are not included in this Report.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands except per share information)				
Selected Statement of Operations Data:					
Total interest income	$ 63,800	$ 45,995	$ 33,352	$ 22,897	$ 15,576
Total interest expense	31,418	17,298	11,694	10,477	5,272
Net interest income	32,382	28,697	21,658	12,420	10,304
Provision for loan losses	1,105	1,145	973	1,515	755
Net interest income after provision for loan losses	31,277	27,552	20,685	10,905	9,549
Noninterest income	1,266	1,053	2,010	1,979	1,344
Noninterest expense	20,683	17,493	14,311	12,945	12,064
Income before income taxes	11,860	11,112	8,384	(61)	(1,171)
Income tax expense (benefit)	4,739	4,547	3,462	(197)	(486)
Income (loss) from continuing operations	7,121	6,565	4,922	136	(685)
Loss (income) from discontinued operations, net of taxes	(189)	(841)	(59)	1,946	2,201
Net income	$ 6,932	$ 5,724	$ 4,863	$ 2,082	$ 1,516
Per share data basic:					
Income (loss) from continuing operations	$ 0.70	$ 0.64	$ 0.49	$ 0.01	$ (0.11)
(Loss) income from discontinued operations	(0.02)	(0.08)	(0.01)	0.30	0.35
Net income per share—basic	$ 0.68	$ 0.56	$ 0.48	$ 0.31	$ 0.24
Per share data diluted:					
Income (loss) from continuing operations	$ 0.66	$ 0.62	$ 0.47	$ 0.02	$ (0.11)
(Loss) income from discontinued operations	(0.02)	(0.08)	(0.01)	0.28	0.34
Net income per share—diluted	$ 0.64	$ 0.54	$ 0.46	$ 0.30	$ 0.23
Weighted average shares outstanding					
Basic[1]	10,233,926	10,100,514	10,082,049[1]	6,578,603	6,377,642
Diluted	10,829,775	10,562,976	10,597,433[1]	6,866,170	6,536,856

	December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands except for per share information)				
Selected Balance Sheet Data:					
Cash and cash equivalents[2]	$ 26,304	$ 34,822	$ 96,109	$ 59,785	$ 31,195
Total loans[3]	740,957	650,027	511,827	351,071	221,999
Total assets	1,042,529	981,156	845,539	724,489	574,462
Total deposits	717,793	580,349	533,563	495,334	422,642
Junior subordinated debentures	27,837	27,837	27,837	17,527	17,527
Total shareholders' equity	87,926	78,517	74,976	70,170	38,969
Tangible book value per share[4]	$ 8.81	$ 8.08	$ 7.58	$ 7.10	$ 5.99

(1) The increase in the weighted average number of shares outstanding in 2004, as compared to prior years, was the result of the sale by the Company in December, 2003, of 3,680,000 shares of its common stock in a public offering at public offering price of $9.25 per share.

(2) Cash and cash equivalents include cash and due from other banks and federal funds sold.

(3) Net of allowance for loan losses and excluding mortgage loans held for sale.

(4) Excludes accumulated other comprehensive income (loss) included in shareholders' equity.

	December 31,				
	2006	2005	2004	2003	2002
Selected Financial Ratios From Continuing Operations:					
Return on average assets	0.70%	0.72%	0.63%	0.02%	(0.18)%
Return on average equity	8.52%	8.54%	6.79%	0.35%	(1.81)%
Ratio of average equity to average assets	8.26%	8.46%	9.22%	6.17%	9.94%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Forward Looking Statements

The following discussion contains statements regarding operating trends and our beliefs and expectations regarding our future financial performance and future financial condition (which are referred to as "forward looking statements"). The consequences of those operating trends on our business and the realization of our expected future financial results, which are discussed in those forward looking statements, are subject to the uncertainties and risks that are described above in Item 1A of this Report under the caption "RISK FACTORS." Due to those uncertainties and risks, the duration and effects of those operating trends on our business and our future financial performance may differ, possibly significantly, from those that are currently expected as set forth in the forward looking statements. As a result, you should not place undue reliance on those forward looking statements.

We disclaim any obligation to update or revise any of the forward looking statements, whether as a result of new information, future events or otherwise.

Background

The following discussion presents information about our consolidated results of operations, financial condition, liquidity and capital resources and should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Report.

Our principal operating subsidiary is Pacific Mercantile Bank (the "Bank"), which is a California state chartered bank and a member of the Federal Reserve System. The Bank accounts for substantially all of our consolidated revenues and income. Accordingly, the following discussion focuses primarily on the Bank's operations and financial condition.

Discontinued Businesses

In June 2005, we decided to exit the wholesale mortgage lending business in order to concentrate our capital and management resources on expanding our commercial banking business. This decision was based on a number of factors, which included the steady growth achieved in, and the opportunities to further expand, our commercial lending business; increases in the costs of operations of the wholesale mortgage banking business and, therefore, the prospect that, by exiting that business, we could improve the efficiency of our operations; an anticipated increase in the variability of the period-to-period operating results of the wholesale mortgage lending business, which would make it more difficult to achieve consistency and predictability in our results of operations; and the amount of capital that would be required to grow and improve the profitability of the wholesale mortgage lending business, particularly in the face of the changing interest rate and market environment. The exit of the wholesale mortgage loan operations was completed in the in the fourth quarter of 2005.

In the second quarter 2006, we sold PMB Securities Corp, our securities brokerage business, to Gary Cohee, President of PMB Securities Corp.

In accordance with Statement of Financial Accounting Standard ("SFAS") 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the operating results of the wholesale mortgage lending business and PMB Securities Corp have been classified as discontinued operations and prior period financial statements have been restated on that same basis. See "Selected Financial Data" and our consolidated financial statements contained in Item 8 of this Report.

Additionally, as a result of exit from our wholesale mortgage lending business and PMB Securities Corp, our commercial banking business constitutes our continuing operations and the discussion that follows focuses almost entirely on its operations.

Overview of Fiscal 2006 Operating Results

The following table sets forth information regarding the interest income that we generated, the interest expense that we incurred, our net interest income, noninterest income, noninterest expense, and our net income and net income per share for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,				
	2006		2005		2004
	Amount	Percent Change	Amount	Percent Change	Amount
	(Dollars in thousands except per share data)				
Interest income	$ 63,800	38.7%	$ 45,995	37.9%	$ 33,352
Interest expense	31,418	81.6%	17,298	47.9%	11,694
Net interest income	$ 32,382	12.8%	$ 28,697	32.5%	$ 21,658
Noninterest income	$ 1,266	20.2%	$ 1,053	(47.6)%	$ 2,010
Noninterest expense	$ 20,683	18.2%	$ 17,493	22.2%	$ 14,311
Income (loss) from continuing operations[1]	$ 7,121	8.5%	$ 6,565	33.4%	$ 4,922
Income (loss) from discontinued operations[1]	$ (189)	(77.5)%	$ (841)	(1325.4)%	$ (59)
Net income	$ 6,932	21.1%	$ 5,724	17.7%	$ 4,863
Net income per share—diluted					
Income from continuing operations	$ 0.66	6.5%	$ 0.62	31.9%	$ 0.47
Income (loss) from discontinued operations	$ (0.02)	75.0%	$ (0.08)	(700.0)%	$ (0.01)
Net income per share—diluted	$ 0.64	18.5%	$ 0.54	19.4%	$ 0.46
Weighted average number of diluted shares	10,829,775	2.5%	10,562,976	(0.3)%	10,597,433

(1) Net of taxes

The $556,000 or 8.5% increase in income from continuing operations in 2006, as compared to 2005, was primarily attributable to a combination of factors, the most important of which were:

- *Increase in Interest Income and Improvement in Net Interest Income.* Net interest income increased by $3.7 million, or 13%, in fiscal 2006, primarily as a result of a $17.8 million, or almost 39%, increase in interest income that was attributable primarily to (i) a $135 million, or 27%, increase in the average volume of our outstanding loans during fiscal 2006 as compared to fiscal 2005, and (ii) higher yields realized on our interest earning assets due primarily to increases in interest rates by the Federal Reserve Board in furtherance of its monetary policy that is aimed at keeping inflation in check. The increase in interest income more than offset a $14.1 million, or almost 82%, increase in interest expense that was primarily attributable to an increase in the volume of time deposits, on which we pay higher rates of interest than on other types of deposits, and the increase in interest rates resulting from the Federal Reserve Board's monetary policy.
- *Increase in Noninterest Expense.* Noninterest expense increased by $3.2 million or 18%, in fiscal 2006, as compared to fiscal 2005. That increase was primarily attributable to an increase in compensation expense due to (i) the addition of commercial loan officers in our Financial Centers, beginning in the second half of 2005, and (ii) the recognition of stock-based compensation expense of $585,000 in fiscal 2006, which was not required to be recognized in 2005. Increases in other expenses, such as marketing and promotional expenses, regulatory fees, insurance premiums and correspondent bank fees, also contributed to the increase in noninterest expense in fiscal 2006.

The 21% increase in net income in 2006 was primarily attributable to the combination of the $556,000 increase in income from continuing operations, discussed above, and a $652,000 decrease in the loss from discontinued operations, as compared to 2005, as discontinued operations in 2005 included the operating results of both our discontinued wholesale mortgage business which we exited during 2005, and our securities brokerage business; whereas, discontinued operations in 2006 included only the operating results of the securities brokerage business during the period from January 1, 2006 up to June 1, 2006, which is the date that business was sold.

Set forth below are certain key financial performance ratios and other financial data from continuing operations for the periods indicated:

	2006	2005	2004
Return on average assets	0.70%	0.72%	0.63%
Return on average shareholders' equity	8.52%	8.54%	6.79%
Ratio of average equity to average assets	8.26%	8.46%	9.22%
Net interest margin(1)	3.30%	3.40%	3.00%

(1) Net interest income expressed as a percentage of total average interest earning assets.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and general practices in the banking industry. Certain of those accounting policies are considered critical accounting policies, because they require us to make estimates and assumptions regarding circumstances or trends that could affect the value of those assets, such as economic conditions or trends in those conditions that could impact our ability to fully collect our loans or ultimately realize the carrying value of certain of our other assets. Those estimates and assumptions are made based on current information available to us regarding those economic conditions or trends or other circumstances. If changes were to occur in the events, trends or other circumstances on which our estimates or assumptions were based, or other unanticipated events were to happen that might affect our operations, we may be required under GAAP to adjust our earlier estimates that are affected by those changes or events and to reduce the carrying value of the affected assets on our balance sheet. Our critical accounting policies relate to the determination of our allowance for loan losses, the fair value of securities available for sale and the valuation of deferred tax assets.

Allowance for Loan Losses. The accounting policies and practices we follow in determining the sufficiency of the allowance we establish for possible loan losses require us to make judgments and assumptions about economic and market conditions and trends that can affect the ability of our borrowers to meet their loan payment obligations to us. Accordingly, we use historical loss factors, adjusted for current economic market conditions and other economic indicators, to determine the losses inherent in our loan portfolio and the sufficiency of our allowance for loan losses. If unanticipated changes were to occur in those conditions or trends, actual loan losses could be greater than those predicted by those loss factors and our prior assessments of economic conditions and trends. In such an event, it could be necessary for us to increase the allowance for loan losses by means of a charge to income referred to in our financial statements as the "provision for loan losses." Such an increase would reduce the carrying value of the loans on our balance sheet, and the additional provision for loan losses taken to increase that allowance would reduce our income in the period when it is determined that an increase in the allowance for loan losses is necessary. See the discussion in the subsections entitled "—Provision for Loan Losses" and "—Allowance for Loan Losses and Nonperforming Loans" below.

Fair Value of Securities Available for Sale. We determine the fair value of our securities by obtaining quotes from third party vendors and securities brokers. When quotes are not available, a reasonable fair value is determined by using a variety of industry standard pricing methodologies including, but not limited to, discounted cash flow analysis, matrix pricing, option adjusted spread models, as well as fundamental analysis. These pricing methodologies require us to make various assumptions relating to such matters as future prepayment speeds, yield, duration, monetary policy and demand and supply for the individual securities. Consequently, if changes were to occur in the market or other conditions on which those assumptions were based, it could become necessary for us to make adjustments to the fair values of our securities, which would have the effect of changes in accumulated other comprehensive gain/(loss) on the consolidated statements of financial condition.

Utilization of Deferred Income Tax Benefits. The provision that we make for income taxes is based on, among other things, our ability to use certain income tax benefits available under state and federal income tax laws to reduce our income tax liability. As of December 31, 2006, the total of the unused income tax benefits (included in "Other Assets" in our consolidated balance sheet), available to reduce our income taxes in future periods was $5.4 million. Unless used, such tax benefits expire over time. Therefore, the realization of those benefits is dependent on our generating taxable income in the future in amounts sufficient to enable us to use those tax benefits prior to their expiration. We have made a judgment, based on historical experience and current and anticipated market and economic conditions and trends, that it is more likely than not that we will generate taxable income in future years sufficient to fully utilize those benefits. In the event that our income were to decline in future periods making it less likely that those benefits could be fully utilized, it could become necessary for us to establish a valuation reserve to cover the potential loss of those tax benefits by increasing the provision we make for income taxes, which would have the effect of reducing our net income in the period when that valuation reserve is established.

Results of Operations

Net Interest Income

One of the principal determinants of a bank's income is net interest income, which is the difference between (i) the interest that a bank earns on loans, investment securities and other interest earning assets, on the one hand, and (ii) its interest expense, which consists primarily of the interest it must pay to attract and retain deposits and the interest that it pays on borrowings and other interest-bearing liabilities, on the other hand. A bank's interest income and interest expense are, in turn, affected by a number of factors, some of which are outside of its control, including national and local economic conditions and the monetary policies of the Federal Reserve Board (the "FRB") which affect interest rates, the demand for loans, and the ability of borrowers to meet their loan payment obligations. Net interest income, when expressed as a percentage of total average interest earning assets, is a banking organization's "net interest margin."

Fiscal 2006 Compared to Fiscal 2005. In fiscal 2006, net interest income increased by $3.7 million, or 13%, to $32.4 million, from $28.7 million in fiscal 2005, primarily as a result of a $17.8 million, or 39%, increase in interest income that more than offset a $14.1 million, or 82% increase in interest expense.

The increase in interest income was primarily attributable to (i) an increase of $135 million, or 24%, in the average volume of our outstanding loans during fiscal 2006 over fiscal 2005 and (ii) an increase in yields on interest earning assets to 6.50% in 2006 from 5.45% in 2005, due primarily to the effects of interest rate increases by the FRB during the period from mid-2004 to the end of 2006, in furtherance of its national monetary policies. We funded the increase in loan volume by increasing our interest bearing deposit volume and borrowings, which included advances from the Federal Home Loan Bank. As a result of the increase in loan volume, average outstanding loans represented 71% of average earning assets in 2006 as compared to 67% in 2005.

The increase in interest expense in 2006 over 2005 was due primarily (i) increases of $86 million in the average volume of our time deposits and $36 million in the average of our outstanding Federal Home Loan Bank borrowings, and (ii) an increase in the average interest rate paid on interest-bearing liabilities to 4.24% in 2006 from 2.87% in 2005, primarily as a result of the increases by the FRB in interest rates pursuant to its monetary policies.

Our net interest margin for fiscal 2006 decreased to 3.30% from 3.40% in fiscal 2005. That decrease was primarily attributable to (i) a change in the mix of our deposits in 2006 to a higher proportion of time deposits and a lower proportion of non-interest bearing deposits which caused our interest expense to increase at a faster rate than did our interest income, and (ii) a continuation of the flat interest rate yield curve.

Fiscal 2005 Compared to Fiscal 2004. In fiscal 2005, net interest income increased by $7 million, or 32%, to $28.7 million, from $21.7 million in fiscal 2004, primarily as a result of a $12.6 million, or 38%, increase in interest income that more than offset a $5.6 million, or 48% increase in interest expense.

The increase in interest income in 2005 was primarily attributable to (i) an increase of $120 million, or 27%, in the average volume of our outstanding loans during fiscal 2005 over fiscal 2004 and (ii) an increase in yields on interest earning assets to 5.45% in 2005 from 4.62% in 2004, due primarily to the effects of the interest rate increases that were implemented by the Federal Reserve Board during the period from mid-2004 to the end of 2005. We funded the increase in loan volume by increasing our deposit volume and borrowings, which included advances from the Federal Home Loan Bank and investment repurchase agreements. As a result of the increase in loan volume, average outstanding loans represented 67% of average earning assets in 2005 as compared to 61% in 2004. The increase in interest expense in 2005 over 2004 was due primarily (i) a $61 million increase in the average volume of our borrowings, which consisted primarily of borrowings from the Federal Home Loan Bank and $10 million principal amount of 30 year junior subordinated debentures that we sold during the fourth quarter of 2004, and (ii) an increase in the average interest rate paid on interest-bearing liabilities to 2.87% in 2005 from 2.28% in 2004.

Our net interest margin for fiscal 2005 improved to 3.40% from 3.00% in fiscal 2004. That improvement was primarily attributable to the increase in interest income, which was only partially offset by the increase in interest expense.

Information Regarding Average Assets and Average Liabilities

The following tables set forth information regarding our average balance sheet, yields on interest earning assets, interest expense on interest-bearing liabilities, the interest rate spread and the interest rate margin for the years ended December 31, 2006, 2005, and 2004. Average balances are calculated based on average daily balances.

	Year Ended December 31,					
	2006			2005		
	Average Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Balance	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)					
Interest earning assets:						
Short-term investments[1]	$ 27,726	$ 1,403	5.06%	$ 43,748	$ 1,291	2.95%
Securities available for sale and stock[2]	257,036	11,423	4.44%	238,537	9,226	3.87%
Loans	697,176	50,974	7.31%	561,908	35,478	6.31%
Total earning assets	981,938	63,800	6.50%	844.193	45,995	5.45%
Noninterest earning assets	29,538			40,739		
Total Assets	$ 1,011,476			$ 884,932		
Interest-bearing liabilities:						
Interest-bearing checking accounts	$ 24,490	166	0.68%	$ 23,053	135	0.59%
Money market and savings accounts	142,416	4,419	3.10%	137,858	2,549	1.85%
Certificates of deposit	296,070	13,780	4.65%	210,277	6,897	3.28%
Other borrowings	250,277	10,799	4.32%	203,640	5,957	2.93%
Junior subordinated debentures	27,837	2,254	8.10%	27,837	1,760	6.32%
Total interest-bearing liabilities	741,090	31,418	4.24%	602.665	17,298	2.87%
Noninterest-bearing liabilities	186,845			205,369		
Total Liabilities	927,935			808,034		
Shareholders' equity	83,541			76,898		
Total Liabilities and Shareholders' Equity	$ 1,011,476			$ 884,932		
Net interest income		$ 32,382			$ 28,697	
Interest rate spread			2.26%			2.58%
Net interest margin			3.30%			3.40%

(1) Short-term investments consist of federal funds sold and interest bearing deposits with financial institutions.
(2) Stock consists of Federal Home Loan Bank Stock and Federal Reserve Bank Stock.

	Year Ended December 31, 2004		
	Average Balance	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)		
Interest earning assets:			
Short-term investments[1]	$ 40,516	$ 519	1.29%
Securities available for sale and stock[2]	239,689	8,295	3.46%
Loans	441,605	24,538	5.55%
Total earning assets	721,810	33,352	4.62%
Noninterest earning assets	37,758		
Total Assets	$ 759,568		
Interest-bearing liabilities:			
Interest-bearing checking accounts	$ 20,283	74	0.36%
Money market and savings accounts	122,713	1,554	1.27%
Certificates of deposit	200,244	5,152	2.57%
Other borrowings	150,373	3,929	2.61%
Junior subordinated debentures	20,119	985	4.90%
Total interest-bearing liabilities	513,732	11,694	2.28%
Noninterest-bearing liabilities	173,380		
Total Liabilities	687,112		
Shareholders' equity	72,456		
Total Liabilities and Shareholders' Equity	$ 759,568		
Net interest income		$ 21,658	
Interest rate spread			2.34%
Net interest margin			3.00%

(1) Short-term investments consist of federal funds sold and interest bearing deposits with financial institutions.
(2) Stock consists of Federal Home Bank Stock and Federal Reserve Bank Stock.

The following table sets forth changes in interest income, including loan fees, and interest paid in each of the years ended December 31, 2006, 2005 and 2004 and the extent to which those changes were attributable to changes in volumes of or changes in rates earned on interest earning assets and changes in the volumes of and rates of interest paid on our interest-bearing liabilities.

	2006 Compared to 2005 Increase (decrease) due to Changes in			2005 Compared to 2004 Increase (decrease) due to Changes in		
	Volume	Rates	Total Increase (Decrease)	Volume	Rates	Total Increase (Decrease)
	(Dollars in thousands)					
Interest income						
Short-term investments[1]	$ (587)	$ 699	$ 112	$ 45	$ 725	$ 770
Securities available for sale and stock[2]	752	1,445	2,197	(40)	971	931
Loans	9,355	6,141	15,496	7,292	3,650	10,942
Total earning assets	9,520	8,285	17,805	7,297	5,346	12,643
Interest expense						
Interest-bearing checking accounts	9	10	19	11	50	61
Money market and savings accounts	87	1,783	1,870	210	785	995
Certificates of deposit	3,395	3,488	6,883	269	1,476	1,745
Borrowings	1,575	3,279	4,854	1,516	512	2,028
Junior subordinated debentures	—	494	494	440	335	775
Total interest-bearing liabilities	5,066	9,054	14,120	2,446	3,158	5,604
Net interest income	$ 4,454	$ (769)	$ 3,685	$ 4,851	$ 2,188	$ 7,039

(1) Short-term investments consist of federal funds sold and interest bearing deposits with financial institutions.
(2) Stock consist of Federal Reserve Bank stock and Federal Home Loan Bank stock.

The table above indicates that the increase of $3.7 million in our net interest income in fiscal 2006, as compared to fiscal 2005, was the result of an increase of $4.5 million in volume variance, which more than offset a decrease of $770,000 in rate variance. The increase of $7.0 million in our net interest income in the fiscal 2005, as compared to fiscal 2004, was the result of increases of $4.5 million and $2.9 million, respectively, in volume and rate variance.

Provision for Loan Losses

Like virtually all banks and other financial institutions, we follow the practice of maintaining an allowance for possible loan losses that occur from time to time as an incidental part of the banking business. When it is determined that the payment in full of a loan has become unlikely, the carrying value of the loan is reduced to what management believes is its realizable value. This reduction, which is referred to as a loan "charge-off," or "write-down" is charged against that allowance. The amount of the allowance for loan losses is increased periodically (i) to replenish the allowance after it has been reduced due to loan charge-offs, (ii) to reflect changes in the volume of outstanding loans, and (iii) to take account of changes in the risk of potential losses due to a deterioration in the condition of borrowers or in the value of property securing non–performing loans or changes in economic conditions. See "—Financial Condition—Allowance for Loan Losses and Nonperforming Loans" below in this Section of this Report. Increases in the allowance are made through a charge, recorded as an expense in the statement of income referred to as the "provision for loan losses." Recoveries of loans previously charged-off are added back to the allowance and, therefore, have the effect of increasing the allowance and reducing the amount of the provision that might otherwise have had to be made to replenish or increase the allowance.

We employ economic models that are based on bank regulatory guidelines, industry standards and historical loss experience to determine both the sufficiency of the allowance for loan losses and, the amount of the provisions that are required to be made for potential loan losses. However, those determinations involve judgments about trends in current economic conditions and other events that can affect the ability of borrowers to meet their loan obligations to us. The duration and effects of current economic trends are subject to a number of risks and uncertainties and changes that are outside of our ability to control. See the discussion above in Item 1A of this Report under the caption "RISK FACTORS—we could incur losses on the loans we make." If changes in economic or market conditions or unexpected subsequent events were to occur, it could become necessary to incur additional charges to increase the allowance for loan losses, which would have the effect of reducing our income or causing us to incur losses.

In addition, the FRB and the DFI, as an integral part of their examination processes, periodically review the adequacy of our allowance for loan losses. These agencies may require us to make additional provisions for possible loan losses, over and above the provisions that we have already made, the effect of which would be to reduce our income.

The following table sets forth the changes in the allowance for loan losses for the years ended December 31, 2006 and 2005.

	Year Ended December 31,	
	2006	2005
	(Dollars in thousands)	
Total gross loans outstanding at end of period[1]	$ 746,886	$ 655,153
Average total loans outstanding for the period[1]	$ 697,176	$ 561,908
Allowance for loan losses at beginning of period	$ 5,126	$ 4,032
Loans charged off	(317)	(53)
Recoveries	15	2
Provision for loan losses charges to operating expense	1,105	1,145
Allowance for loan losses at end of period	$ 5,929	$ 5,126
Allowance for loan losses as a percentage of average total loans	0.85%	0.91%
Allowance for loan losses as a percentage of total outstanding loans at end of period	0.79%	0.78%
Net charge-offs as a percentage of average total loans	0.04%	0.01%
Net charge-offs as a percentage of total loans outstanding at end of period	0.04%	0.01%
Net loans charged-off to allowance for loan losses	5.09%	0.99%
Net loans charged-off to provision for loan losses	27.33%	4.45%

(1) Includes net deferred loan costs and excludes loans held for sale.

The provisions against income made for possible loan losses were approximately $1.1 million in both 2006 and 2005. Although outstanding loans increased by $92 million at December 31, 2006, as compared to December 31, 2005, the ratios of the allowance for loan losses to outstanding were 0.79% and 0.78%, at December 31, 2006 and December 31, 2005, respectively, largely because we began 2006 with an allowance for loan losses of $5.1 million compared to $4.0 million at the beginning of 2005. Nonaccrual and impaired loans totaled $1.8 million, or 30.0%, of the allowance for loan losses at December 31, 2006, which included $1.2 million of loans secured by first and second liens on single family residences. In 2005, nonaccrual and impaired loans totaled $1.3 million, or 26.1%, of the allowance as of that date. Additional information regarding non-performing loans is contained below in the subsection entitled "-Financial Condition-Allowance for Loan Losses and Nonperforming Loans".

Noninterest Income

The following table identifies the components of and the percentage changes in noninterest income in the fiscal years ended December 31, 2006, 2005 and 2004, respectively:

	Year Ended December 31,				
	2006		2005		2004
	Amount	Percent Change	Amount	Percent Change	Amount
	(Dollars in thousands)				
Service fees on deposits and other banking transactions	$ 715	4.8%	$ 682	1.9%	$ 669
Net gains on sales of securities available for sale	—	N/M%	—	N/M%	839
Net gains on sale of other real estate owned	—	N/M	—	N/M	117
Other	551	48.5%	371	(3.6)%	385
Total noninterest income	$ 1,266	20.2%	$ 1,053	(47.6)%	$ 2,010

Noninterest income increased by $213,000, or 20.2%, in fiscal year 2006 as compared to fiscal 2005, due primarily to increases in credit card fees, and an increase in the fair values of mutual funds and other Bank owned investments. In 2005, noninterest income declined by $957,000, or 48%, as compared to fiscal 2004, primarily due to the fact that we realized an

$839,000 gain on sale of securities available for sale and a $117,000 net gain on sale of other real estate owned in 2004, which did not recur in 2005.

Noninterest Expense

The following table sets forth the principal components of noninterest expense and the amounts thereof from continuing operations, incurred in the years ended December 31, 2006, 2005 and 2004, respectively.

	Year Ended December 31,				
	2006 Amount	Percent Change	2005 Amount	Percent Change	2004 Amount
	(Dollars in thousands)				
Salaries and employee benefits	$ 11,618	27.2%	$ 9,131	28.0%	$ 7,136
Occupancy	2,586	11.2%	2,326	18.7%	1,960
Equipment and depreciation	1,344	(9.7)%	1,489	16.7%	1,276
Data processing	665	34.9%	493	(39.2)%	811
Professional fees	1,035	5.3%	983	47.8%	665
Other loan related	119	(37.4)%	190	19.8%	237
Customer expense	804	27.6%	630	23.8%	509
Stationery and supplies	216	(34.3)%	329	27.0%	259
Other operating expense[1]	2,296	19.4%	1,922	31.8%	1,458
Total noninterest expense	$ 20,683	18.2%	$ 17,493	22.2%	$ 14,311

(1) Other operating expense primarily consists of telephone, advertising, promotional, business development, regulatory expenses, investor relations, insurance premiums, and correspondent bank fees.

As indicated above, total noninterest expense for the year ended December 31, 2006 increased by $3.2 million, or 18.2%, as compared to 2005. The increase in 2006 was primarily due to a $2.5 million increase in salaries and employee benefits as a result of (i) the addition of lending officers at our Financial Centers, (ii) the fact that our Inland Empire Financial Center, which opened for business in July 2005, was in operation for a full year in 2006, and (iii) the recognition of stock-based compensation expense of $585,000 in 2006, in accordance with SFAS 123R, which is an expense that was not required to be recognized in 2005 or in any other periods prior to fiscal 2006.

The 22.2% increase in noninterest expense in 2005, over 2004 was primarily attributable to an increase in expenses associated with the opening, in September 2004, of our seventh financial center, which is located in Long Beach, California, the opening of our Inland Empire Financial Center in July 2005, and an increase in commercial lending activities at all of our financial centers

A measure of our ability to control noninterest expense in relation to the level of our net revenue (net interest income plus noninterest income) is our efficiency ratio, which is the ratio of noninterest expense to net revenue. As a general rule, all other things being equal, a lower efficiency ratio indicates an ability to generate increased revenue without a commensurate increase in the staffing and equipment and third party services and, therefore, would be indicative of greater efficiencies in our operations. However, a bank's efficiency ratio can be adversely affected by factors such as the opening of new banking offices, the revenues of which usually lag behind the expenses that a bank must incur to staff and open the new offices.

As a result of the increases in non-interest expense, in 2006, our efficiency ratio in 2006 was 61%, as compared to 59% in 2005 and 60% in 2004.

Financial Condition

Assets

Our total consolidated assets increased by $62 million, or 6%, to $1.043 billion at December 31, 2006 from $981 million at December 31, 2005, primarily as a result of an increase in the volume of our outstanding loans during 2006. We believe the increase in loan volume in 2006 was primarily attributable to (i) the expansion and maturing of our banking franchise during the past two years, (ii) marketing programs implemented in 2006, and (iii) improvements in economic conditions, that led to increases in loan demand. This increase in outstanding loans was funded primarily by increases in deposits and, to a lesser extent, increases in the volume of Federal Home Loan Bank borrowings by us.

The following table sets forth the composition of our interest earning assets at:

	December 31, 2006	December 31, 2005
	(In thousands)	
Federal funds sold	$ 13,000	$ 11,400
Interest-bearing deposits with financial institutions	198	441
Federal Reserve Bank and Federal Home Loan Bank Stock, at cost	13,792	13,349
Securities available for sale, at fair value	241,912	265,556
Loans (net of allowances of $5,929 and $5,126, respectively)	740,957	650,027

Investment Policy and Securities Available for Sale

Our investment policy is designed to provide for our liquidity needs and to generate a favorable return on investment without undue interest rate risk, credit risk or asset concentrations.

Our investment policy:

- authorizes us to invest in obligations issued or fully guaranteed by the United States Government, certain federal agency obligations, time deposits issued by federally insured depository institutions, municipal securities and in federal funds sold;
- provides that the weighted average maturities of U.S. Government obligations and federal agency securities cannot exceed 10 years and municipal obligations cannot exceed 25 years;
- provides that time deposits must be placed with federally insured financial institutions, cannot exceed $100,000 in any one institution and may not have a maturity exceeding 60 months; and
- prohibits engaging in securities trading activities.

Securities Available for Sale. Securities that we intend to hold for an indefinite period of time, but which may be sold in response to changes in liquidity needs, changes in interest rates, changes in prepayment risks or other similar factors are classified as "securities available for sale". Such securities are recorded on our balance sheet at their respective fair values and increases or decreases in those values are recorded as unrealized gains or losses, respectively, and are reported as "Other Comprehensive Income (Loss)" rather than included in or deducted from our earnings.

The following is a summary of the major components of securities available for sale and a comparison of the amortized cost, estimated fair values and the gross unrealized gains and losses attributable to those securities, as of December 31, 2006 and December 31, 2005:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
	(Dollars in thousands)			
December 31, 2006				
Securities available for sale:				
Mortgage backed securities	$ 211,790	$ 91	$ 4,608	$ 207,273
Collateralized mortgage obligations	21,751	—	437	21,314
Total government and agencies securities	233,541	91	5, 045	228,587
Municipal securities	11,651	201	—	11,852
Mutual fund	1,473	—	—	1,473
Total Securities Available For Sale	$ 246,665	$ 292	$ 5,045	$ 241,912
December 31, 2005				
Securities available for sale:				
Mortgage backed securities	$ 233,405	$ 10	$ 5,621	$ 227,794
Collateralized mortgage obligations	25,190	—	583	24,607
Total government and agencies securities	258,595	10	6,204	252,401
Municipal securities	11,651	56	38	11,669
Mutual fund	1,486	—	—	1,486
Total Securities Available For Sale	$ 271,732	$ 66	$ 6,242	$ 265,556

At December 31, 2006, U.S. Government and federal agency securities, consisting principally of mortgage backed securities and collateralized mortgage obligations with an aggregate fair market value of $227 million were pledged to secure Federal Home Loan Bank borrowings, repurchase agreements, local agency deposits and Treasury, Tax and Loan accounts.

The amortized cost and estimated fair values, at December 31, 2006, of securities available for sale are shown in the table below by contractual maturities and historical prepayments based on the prior three months of principal payments. Expected maturities will differ from contractual maturities and historical prepayments, particularly with respect to collateralized mortgage obligations, because changes in interest rates will affect the timing and the extent of prepayments by borrowers.

	December 31, 2006 Maturing in				
	One year or less	Over one year through five years	Over five years through ten years	Over ten years	Total
	(Dollars in thousands)				
Securities available for sale, amortized cost	$ 40,909	$ 113,624	$ 53,620	$ 38,512	$ 246,665
Securities available for sale, estimated fair value	40,011	111,276	52,417	38,208	241,912
Weighted average yield	4.29%	4.38%	4.53%	4.71%	4.45%

The table below shows as of December 31, 2006, the gross unrealized losses and fair values of our investments, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	Securities With Unrealized Loss as of December 31, 2006					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(Dollars In thousands)					
US agencies and mortgage backed securities	$ 24,992	$ 97	$ 158,648	$ 4,511	$ 183,640	$ 4,608
Collateralized mortgage obligations	3,120	64	18,194	373	21,314	437
Municipal securities	—	—	—	—	—	—
Total temporarily impaired securities	$ 28,112	$ 161	$ 176,842	$ 4,884	$ 204,954	$ 5,045

We regularly monitor investments for significant declines in fair value. We have determined that the declines in the fair values of these investments below their amortized costs, as set forth in the table above, are temporary based on the following: (i) those declines are due to interest rate changes and not due to a deterioration in the creditworthiness of the issuers of those investment securities, and (ii) we have the ability to hold those securities until there is a recovery in their values.

Loans

The following table sets forth the composition, by loan category, of our loan portfolio, excluding mortgage loans held for sale, at December 31, 2006 and December 31, 2005:

	December 31,			
	2006		2005	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Commercial loans	$ 230,960	30.9%	$ 187,246	28.6%
Real estate loans	254,483	34.0%	241,866	36.9%
Residential mortgage loans	174,795	23.4%	173,685	26.5%
Construction loans	81,853	11.0%	47,056	7.2%
Consumer loans	5,401	0.7%	5,523	0.8%
Gross loans	747,492	100.0%	655,376	100.0%
Deferred fee (income) costs, net	(606)		(223)	
Allowance for loan losses	(5,929)		(5,126)	
Loans, net	$ 740,957		$ 650,027	

Commercial loans are loans to businesses to finance capital purchases or improvements, or to provide cash flow for operations. Real estate and residential mortgage loans are loans secured by trust deeds on real property, including commercial property and single family and multi-family residences. Construction loans are interim loans to finance specific construction projects. Consumer loans include installment loans to consumers.

The following tables set forth the maturity distribution of our loan portfolio (excluding consumer and residential mortgage loans) at December 31, 2006:

	December 31, 2006			
	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
	(In thousands)			
Real estate and construction loans[1]				
Floating rate	$ 89,307	$ 21,462	$ 145,393	$ 256,162
Fixed rate	11,069	24,206	44,899	80,174
Commercial loans				
Floating rate	156,239	29,969	4,691	190,899
Fixed rate	14,802	21,978	3,281	40,061
Total	$ 271,417	$ 97,615	$ 198,264	$ 567,296

(1) Does not include mortgage loans on single and multi-family residences and consumer loans, which totaled $174.8 million and $5.4 million, respectively, at December 31, 2006.

Allowance for Loan Losses and Nonperforming Loans

Allowance for Loan Losses. The allowance for loan losses at December 31, 2006 was $5.9 million, which represented approximately 0.79% of the loans outstanding at December 31, 2006, as compared to $5.1 million, or 0.78%, of the loans outstanding at December 31, 2005.

We carefully monitor changing economic conditions, the loan portfolio by category, the financial condition of borrowers, the history of the loan portfolio, and we follow bank regulatory guidelines in determining the adequacy of the allowance. We believe that the allowance at December 31, 2006 was adequate to provide for losses inherent in the loan portfolio. However, as the volume of loans increases, additional provisions for loan losses will be required to maintain the allowance at adequate levels. Additionally, the allowance was established on the basis of assumptions and judgments regarding such matters as economic conditions and trends and the condition of borrowers, historical industry loan loss data and regulatory guidelines and, if there were changes in those conditions or trends, actual loan losses in the future could vary from the losses that were predicted on the basis of those earlier assumptions, judgments and guidelines. For example, if economic conditions were to deteriorate, or interest rates were to increase significantly, which would have the effect of increasing the risk that borrowers would encounter difficulties meeting their loan payment obligations, it could become necessary to increase the allowance by means of additional provisions for loan losses. See "—Results of Operations—Provision for Loan Losses" above.

The following table provides a summary of the allocation of the allowance for loan losses to specific loan categories at the dates indicated below. The allocations presented should not be interpreted as an indication that loans charged to the allowance will occur in these amounts or proportions, or that the portion of the allowance allocated to each loan category represents the total amount available for future losses that may occur within these categories as the total allowance is applicable to the entire loan portfolio.

	December 31,			
	2006		2005	
	Allowance for Loan Losses	% of Allowance to Category of Loans	Allowance for Loan Losses	% of Allowance to Category of Loans
	(Dollars in thousands)			
Real estate loans	$ 2,543	0.59%	$ 2,266	0.55%
Commercial loans	2,523	1.09%	2,473	1.32%
Construction loans	756	0.92%	312	0.66%
Consumer loans	107	1.98%	75	1.36%
Total	$ 5,929	0.79%	$ 5,126	0.78%

Allocations are identified by loan category and allocated according to charge-off data pertaining to the banking industry. Substantially all of the loans in the loan portfolio are graded in the process of assessing the adequacy of the allowance. The allowance is maintained at a level considered sufficient to absorb estimated losses in the loan portfolio.

Non-Performing Loans. We also measure and establish reserves for loan impairments on a loan-by-loan basis using either the present value of expected future cash flows discounted at a loan's effective interest rate, or the fair value of the collateral if the loan is collateral-dependent. We exclude, from our impairment calculations, smaller, homogeneous loans such as consumer installment loans and lines of credit. Also, loans that experience insignificant payment delays or shortfalls are generally not considered impaired. We cease accruing interest and, therefore, classify as nonaccrual, any loan as to which principal or interest has been in default for a period of 90 days or more, or if repayment in full of interest or principal is not expected.

At December 31, 2006 and 2005, we had $1.8 million and $1.3 million, respectively, of fully collateralized loans that were delinquent 90 days or more and which were classified as nonaccrual and impaired loans. We had no loans with delinquent balances of 90 days or more and still accruing interest as of December 31, 2006 and 2005. There were no restructured loans at December 31, 2006 or December 31, 2005. At December 31, 2006, our average investment in impaired loans, on a year-to-date basis, was $650,000. The interest that we would have earned in the year ended December 31, 2006, had the impaired loans remained current in accordance with their original terms was $63,000.

Average Balances of and Average Interest Rates Paid on Deposits. Set forth below are the average amounts (in thousands) of, and the average rates paid on, deposits in each of 2006, 2005 and 2004:

	Year Ended December 31,					
	2006		2005		2004	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
(Dollars in thousands)						
Noninterest bearing demand deposits	$ 184,155	—	$ 199,740	—	$ 166,544	—
Interest-bearing checking accounts	24,490	0.68%	23,053	0.59%	20,283	0.36%
Money market and savings deposits	142,416	3.10%	137,858	1.85%	122,713	1.27%
Time deposits[1]	296,070	4.65%	210,277	3.28%	200,244	2.57%
Total deposits	$ 647,131	2.84%	$ 570,928	1.68%	$ 509,784	1.3%

[1] Comprised of time certificates of deposit.

Deposit Totals. Deposits totaled $718 million at December 31, 2006 as compared to $580 million at December 31, 2005. At December 31, 2006, noninterest-bearing deposits totaled $189 million, and 26% of total deposits, as compared to $201 million, and 35%, of total deposits at December 31, 2005. Certificates of deposit in denominations of $100,000 or more, on which we pay higher rates of interest than on other deposits, were $219 million, which represented 31% of total deposits, at December 31, 2006, as compared to $136 million, and 23% of total deposits at December 31, 2005.

Set forth below is a maturity schedule of domestic time certificates of deposit outstanding at December 31, 2006:

Maturities	December 31, 2006 Certificates of Deposit Under $ 100,000	December 31, 2006 Certificates of Deposit $100,000 or more	December 31, 2005 Certificates of Deposit Under $100,000	December 31, 2005 Certificates of Deposit $100,000 or more
	(In thousands)			
Three months or less	$ 22,389	$ 70,484	$ 24,438	$ 51,863
Over three and through twelve months	82,222	109,492	38,991	65,012
Over twelve months	50,738	39,483	23,680	19,458
Total	$ 155,349	$ 219,459	$ 87,109	$ 136,333

Liquidity

We actively manage our liquidity needs to ensure that sufficient funds are available to meet our cash requirements and, thereby, provide for the ongoing needs for cash of our customers. We project the future sources and uses of funds and maintain sufficient liquid funds for unanticipated events. Our primary sources of cash include (i) payments on loans, and (ii) the sale or maturity of investments, (iii) growth in deposits, and (iv) borrowings. The primary uses of cash include funding new loans and making advances on our customers' existing lines of credit, purchasing investments, including securities available for sale, funding deposit withdrawals and paying operating expenses. We maintain funds in overnight federal funds and other short-term investments to provide for short-term liquidity needs. We also have obtained credit lines from the Federal Home Loan Bank and other financial institutions which can be drawn upon to meet any additional liquidity requirements.

Our liquid assets, which included cash and due from banks, federal funds sold, interest earning deposits with financial institutions and unpledged securities available for sale (excluding Federal Reserve Bank and Federal Home Loan Bank stock) totaled $155 million or 15% of total assets at December 31, 2006.

Cash flow Provided by Financing Activities. Cash flow of $52 million was provided by financing activities during the year ended December 31, 2006, the source of which consisted primarily of net increases of $137 million in deposits, offset by a decrease of $87 million in net borrowings.

Cash flow From Operating Activities. During the year ended December 31, 2006, continuing operations generated $8 million of cash flow.

Cash flow Used in Investing Activities. In the year ended December 31, 2006, we used cash flow of $68 million in investing activities, primarily to fund an increase of $92 million in loans and $25 million of purchases of investment securities available for sale, partially offset by $49 million of proceeds from maturities or principal payments received on investment securities available for sale.

Cash flow From Discontinued Operations. The discontinued operations of PMB Securities Corp, which we sold on June 1, 2006, provided $96,000 in cash flow during the year ended December 31, 2006.

The relationship between gross loans and total deposits provides a useful measure of our liquidity. Since repayment of loans tends to be less predictable than the maturity of investments and other liquid resources, the higher the loan-to-deposit ratio the less liquid are our assets. On the other hand, since we realize greater yields and higher interest income on loans than we do on investments, a lower loan-to-deposit ratio can adversely affect interest income and earnings. As a result, our goal is to achieve a loan-to-deposit ratio that appropriately balances the requirements of liquidity and the need to generate a fair return on assets. At December 31, 2006, the ratio of loans-to-deposits was 103%, compared to 112% at December 31, 2005. Although our loans-to-deposits ratio was 103% at December 31, 2006, we were able to maintain what we believe is adequate liquidity by means of Federal Home Loan Bank borrowings and securities sold under agreement to repurchase.

Off Balance Sheet Arrangements

Loan Commitments and Standby Letters of Credit. In order to meet the financing needs of our customers in the normal course of business, we make commitments to extend credit and issue standby commercial letters of credit to or for our customers. At December 31, 2006 and 2005, we had outstanding commitments to fund loans totaling approximately $231 million and $156 million, respectively.

Commitments to extend credit and standby letters of credit generally have fixed expiration dates or other termination clauses and the customer may be required to pay a fee and meet other conditions in order to draw on those commitments or standby letters of credit. We expect, based on historical experience, that many of the commitments will expire without being drawn upon and, therefore, the total commitment amounts do not necessarily represent future cash requirements.

To varying degrees, commitments to extend credit involve elements of credit and interest rate risk for us that are in excess of the amounts recognized in our balance sheets. Our maximum exposure to credit loss in the event of nonperformance by the customers to whom such commitments are made can be as much as the amount of those commitments (assuming amounts drawn by customer total 100% of their commitments). As a result, before making such a commitment to a customer, we evaluate the customer's creditworthiness using the same underwriting standards that we would apply if we were approving loans to the customer. In addition, we often require the customer to secure its payment obligations for amounts drawn on such commitments with collateral such as accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, residential properties and properties under construction. As a consequence, our exposure to credit and interest rate risk on such commitments is not different in character or amount than risks inherent in the outstanding loans in our loan portfolio.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

We believe that our cash and cash equivalent resources, together with available borrowings under our credit facilities, will be sufficient to enable us to meet any increases in demand for loans or in the utilization of outstanding loan commitments or standby letters of credit and any increase in deposit withdrawals that might occur in the foreseeable future.

Contractual Obligations

Borrowings. As of December 31, 2006, we had $81 million of outstanding short-term borrowings and $116 million of outstanding long-term borrowings that we had obtained from the Federal Home Loan Bank. The table below sets forth the amounts (in thousands of dollars) of, the interest rates we pay on, and the maturity dates of these Federal Home Loan Bank borrowings. These borrowings, along with the securities sold under agreements to repurchase, have a weighted-average annualized interest rate of 4.94%.

Principal Amounts	Interest Rate	Maturity Dates	Principal Amounts	Interest Rate	Maturity Dates
(Dollars in thousands)			(Dollars in thousands)		
$10,000	5.29%	January 5, 2007	$ 7,000	5.25%	May 19, 2008
7,000	5.56%	January 11, 2007	8,000	5.28%	June 5, 2008
10,000	5.03%	January 18, 2007	8,000	5.55%	July 10, 2008
4,000	2.5%	January 22, 2007	5,000	5.36%	July 25, 2008
5,000	2.57%	February 12, 2007	5,000	5.22%	August 8, 2008
5,000	3.87%	May 18, 2007	10,000	5.22%	October 16, 2008
7,000	4.71%	June 20, 2007	2,000	5.26%	November 5, 2008
5,000	5.49%	July 16, 2007	5,000	4.94%	November 28, 2008
5,000	5.29%	July 17, 2007	5,000	4.91%	December 2, 2008
10,000	5.28%	July 19, 2007	5,000	3.45%	February 11, 2009
3,000	3.14%	September 18, 2007	7,000	5.25%	May 1, 2009
2,000	3.06%	September 24, 2007	5,000	5.25%	May 1, 2009
1,000	2.91%	October 1, 2007	7,000	4.93%	November 24, 2009
7,000	5.6%	October 9, 2007	5,000	4.86%	November 27, 2009
5,000	5.38%	January 22, 2008	7,000	4.81%	December 14, 2009
5,000	5.24%	May 2, 2008	5,000	4.87%	December 21, 2009
10,000	5.29%	May 5, 2008			

At December 31, 2006, U.S. Agency and Mortgage Backed securities, U.S. Government agency securities and collateralized mortgage obligations with an aggregate fair market value of $227 million and $168 million of residential mortgage and other real estate secured loans were pledged to secure these Federal Home Loan Bank borrowings, repurchase agreements, local agency deposits, and Treasury, Tax and Loan accounts.

The highest amount of borrowings outstanding at any month end during the year ended December 31, 2006 consisted of $274 million of borrowings from the Federal Home Loan Bank and $33 million of overnight borrowings in the form of securities sold under repurchase agreements. During 2005, the highest amount of borrowings outstanding at any month end consisted of $249 million of advances from the Federal Home Loan Bank and $40 million of overnight borrowings in the form of securities sold under repurchase agreements.

Junior Subordinated Debentures. Pursuant to rulings of the Federal Reserve Board, bank holding companies are permitted to issue long term subordinated debt instruments that will, subject to certain conditions, qualify as and, therefore, augment capital for regulatory purposes. Pursuant to those rulings, in 2002, we formed subsidiary grantor trusts to sell and issue to institutional investors a total of $17 million principal amount of floating junior trust preferred securities ("trust preferred securities"). We received the net proceeds from the sale of the trust preferred securities in exchange for our issuance to the grantor trusts, of a total $17 million principal amount of our junior subordinated floating rate debentures (the "Debentures"), the payment terms of which mirror those of the trust preferred securities. The Debentures also were pledged by the grantor trusts as security for their payment obligations under the trust preferred securities.

In October 2004, we established another grantor trust that sold an additional $10 million of trust preferred securities to an institutional investor and, in connection therewith, we sold and issued an additional $10 million principal amount of junior subordinated floating rate debentures in exchange for the proceeds raised from the sale of those trust preferred securities. The payments that we make of interest and principal on the Debentures are used by the grantor trusts to make the payments that come due to the holders of the trust preferred securities pursuant to the terms of those securities.

Set forth below is certain information regarding the terms of the Debentures that were outstanding as of December 31, 2006:

Original Issue Dates	Principal Amount	Interest Rates	Maturity Dates
	(In thousands)		
June 2002	$ 5,155	LIBOR plus 3.75%[1]	June 2032
August 2002	5,155	LIBOR plus 3.625%[2]	August 2032
September 2002	7,217	LIBOR plus 3.40%[1]	September 2032
October 2004	10,310	LIBOR plus 2.00%[1]	October 2034
Total	$ 27,837		

(1) Interest rate resets quarterly.
(2) Interest rate resets semi-annually.

These Debentures, which are redeemable at our option, without premium or penalty, beginning five years after their respective original issue dates, require quarterly or semi-annual interest payments. Subject to certain conditions, we have the right, at our discretion, to defer those interest payments for up to five years. However, we have no plans to exercise this deferral right.

Under the Federal Reserve Board rulings, the borrowings evidenced by the Debentures, which are subordinated to all of our other borrowings that are outstanding or which we may obtain in the future, are eligible (subject to certain dollar limitations) to qualify, and at December 31, 2006, a total of $27.8 million principal amount of those Debentures qualified, as Tier I capital for regulatory purposes. See discussion below under the subcaption "—Capital Resources-Regulatory Capital Requirements."

Other Contractual Obligations.

Set forth below is information regarding our material contractual obligations as of December 31, 2006:

Operating Lease Obligations. We lease certain facilities and equipment under various non-cancelable operating leases. Future minimum non-cancelable lease commitments were as follows at December 31, 2006:

	At December 31, 2006
	(In thousands)
2007	$ 2,335
2008	2,322
2009	1,786
2010	1,220
2011	691
Thereafter	345
Total	$ 8,699

Maturing Time Certificates of Deposits. Set forth below is a maturity schedule, as of December 31, 2006, of time certificates of deposit of $100,000 or more:

	At December 31, 2006
	(In thousands)
2007	$ 179,977
2008	20,330
2009	4,594
Thereafter	14,558
Total	$ 219,459

Capital Resources

The Company (on a consolidated basis) and the Bank (on a stand-alone basis) are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can lead to the imposition of certain mandatory and possible additional discretionary restrictions on the operations of the Company and the Bank by their respective bank regulatory agencies that, if imposed, could have a direct material adverse impact on the Company's operating results and financial condition. See "BUSINESS—Supervision and Regulation—Capital Standards and Prompt Corrective Action" in Part I and "RISK FACTORS—Government regulations may impair our operations, restrict our growth or increase our operating costs" in Item 1A of this Report. Under capital adequacy guidelines and the regulatory framework for prompt corrective action that apply to all bank holding companies and FDIC insured banks in the United States, the Company (on a consolidated basis) and the Bank (on a stand-alone basis) must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital requirements that the Company and Bank are required to meet also are subject to qualitative judgments by the banking regulators with respect to the financial condition of the Company and the Bank.

The following table sets forth the amounts of capital and capital ratios of the Company (on a consolidated basis) and the Bank (on stand alone basis) at December 31, 2006, as compared to the respective minimum regulatory requirements applicable to them. See "BUSINESS—Supervision and Regulation—Capital Standards and Prompt Corrective Action" elsewhere in this Report.

	Actual		To Be Classified for Regulatory Purposes As			
			Adequately Capitalized		Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Total Capital to Risk Weighted Assets:						
Company	$ 124,196	15.4%	$ 64,474	8.0%	$ 80,592	10.0%
Bank	87,223	11.0%	63,733	8.0%	79,666	10.0%
Tier 1 Capital to Risk Weighted Assets:						
Company	$ 117,866	14.6%	$ 32,237	4.0%	$ 48,355	6.0%
Bank	80,931	10.2%	31,867	4.0%	47,800	6.0%
Tier 1 Capital to Average Assets:						
Company	$ 117,866	11.4%	$ 41,309	4.0%	$ 51,636	5.0%
Bank	80,931	7.9%	41,108	4.0%	51,385	5.0%

As of December 31, 2006, based on applicable capital regulations, the Company (on a consolidated basis) and the Bank (on a stand-alone basis) qualified as well capitalized institutions under the capital adequacy guidelines described above.

Our consolidated total capital and Tier 1 capital, at December 31, 2006, include approximately $27.8 million of long term indebtedness evidenced by the Junior Subordinated Debentures that we issued in 2002 and 2004 in connection with the sale of trust preferred securities. See "—Financial Condition—Contractual Obligations-*Junior Subordinated Debentures*" above. We contributed $26 million of the net proceeds from the issuance of Junior Subordinated Debentures to the Bank, thereby, increasing its total capital and Tier 1 capital.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risk as a consequence of the normal course of conducting our business activities. The primary market risk to which we are exposed is interest rate risk. Our interest rate risk arises from the instruments, positions and transactions entered into for purposes other than trading. They include loans, securities, deposit liabilities, and short-term borrowings. Interest rate risk occurs when assets and liabilities reprice at different times as market interest rates change. Interest rate risk is managed within an overall asset/liability framework for the Company.

Asset/Liability Management

The primary objective of asset/liability management is to reduce our exposure to interest rate fluctuations, which can affect our net interest margins and, therefore, our net interest income and net earnings. We seek to achieve this objective by matching interest rate sensitive assets and liabilities, and maintaining the maturities and the repricing of these assets and liabilities at appropriate levels in light of the prevailing interest rate environment. Generally, all other things being equal, (i) when rate sensitive assets exceed rate sensitive liabilities, net interest income will be positively impacted during a rising interest rate environment and negatively impacted during a declining interest rate environment, and (ii) when rate sensitive liabilities exceed rate sensitive assets, net interest income generally will be positively impacted during a declining interest rate environment and negatively impacted during a rising interest rate environment.

The table below sets forth information concerning our rate sensitive assets and liabilities at December 31, 2006. The assets and liabilities are classified by the earlier of maturity or repricing dates in accordance with their contractual terms. Certain shortcomings are inherent in the method of analysis presented in the following table, which are discussed below.

	Three Months or Less	Over Three Through Twelve Months	Over One Year Through Five Years	Over Five Years	Non-Interest-Bearing	Total
			(Dollars in thousands)			
Assets						
Interest-bearing deposits in other financial institutions	$ 99	$ 99	$ —	$ —	$ —	$ 198
Investment in unconsolidated trust subsidiaries	—	527	310	—	—	837
Securities available for sale	16,290	38,687	127,033	59,902	—	241,912
Federal Reserve Bank and Federal Home Loan Bank stock	13,792	—	—	—	—	13,792
Federal funds sold	13,000	—	—	—	—	13,000
Loans, gross	348,182	74,299	260,823	63,582	—	746,886
Non-interest earning assets, net	—	—	—	—	25,904	25,904
Total assets	$ 391,363	$ 113,612	$ 388,166	$ 123,484	$ 25,904	$ 1,042,529
Liabilities and Shareholders Equity						
Noninterest-bearing deposits	$ —	$ —	$ —	$ —	$ 189,444	$ 189,444
Interest-bearing deposits	246,412	191,715	90,222	—	—	528,349
Borrowings	40,797	55,000	106,000	—	—	201,797
Junior subordinated debentures	—	17,527	10,310	—	—	27,837
Other liabilities	—	—	—	—	7,176	7,176
Shareholders' equity	—	—	—	—	87,926	87,926
Total liabilities and shareholders equity	$ 287,209	$ 264,242	$ 206,532	$ 0	$ 284,546	$ 1,042,529
Interest rate sensitivity gap	$ 104,154	$ (150,630)	$ 181,634	$ 123,484	$ (258,642)	—
Cumulative interest rate sensitivity gap	$ 104,154	$ (46,476)	$ 135,158	$ 258,642	$ —	
Cumulative % of rate sensitive assets in maturity period	38%	48%	86%	98%	100%	
Rate sensitive assets to rate sensitive liabilities	136%	43%	188%	N/A	9%	
Cumulative ratio	136%	92%	118%	134%	N/A	

At December 31, 2006, as the above table indicates, our rate sensitive liabilities exceeded our rate sensitive assets and, as a result, our rate sensitive balance sheet was shown to be in a negative twelve-month gap position. This implies that our net interest margin would decrease in the short–term if interest rates rise and would increase in the short-term if interest rates were to fall.

However, the extent to which our net interest margin will be impacted by changes in prevailing interests rates will depend on a number of factors, including how quickly rate sensitive assets and liabilities react to interest rate changes, the mix of our interest earning assets (loans versus other interest earning assets, such as securities) and the mix of our interest bearing deposits (between for example, lower cost core deposits and higher-cost time certificates of deposit) and our other interest bearing liabilities. It is not uncommon for rates on certain assets or liabilities to lag behind changes in market rates of interest. Additionally, prepayments of loans and securities available for sale, and early withdrawals of certificates of deposit, could cause the interest sensitivities to vary. Additionally, the rate sensitivity analysis set forth in the table above assumes that we would make no changes in the mix of our interest earning assets or interest bearing liabilities in response to changes in the interest rate environment, which is not consistent with our practices.

As a result, the relationship or "gap" between interest sensitive assets and interest sensitive liabilities, as shown in the above table, is only a general indicator of interest rate sensitivity and the effect of changing rates of interest on our net interest income is likely to be different from that would be predicted on the basis of the interest rate sensitivity analysis set forth in the above table.

ITEM 8. FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Pacific Mercantile Bancorp and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of Pacific Mercantile Bancorp and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pacific Mercantile Bancorp and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock-based employee compensation as a result of the adoption of Statement of Financial Accounting Standards No. 123 (revised December 2004) *Share-based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pacific Mercantile Bancorp and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 12, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ GRANT THORNTON LLP

Irvine, California
March 12, 2007

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in thousands)

	December 31, 2006	December 31, 2005
ASSETS		
Cash and due from banks	$ 13,304	$ 23,422
Federal funds sold	13,000	11,400
Cash and cash equivalents	26,304	34,822
Interest-bearing deposits with financial institutions	198	441
Federal Reserve Bank and Federal Home Loan Bank Stock, at cost	13,792	13,349
Securities available for sale, at fair value	241,912	265,556
Loans (net of allowances of $5,929 and $5,126, respectively)	740,957	650,027
Investment in unconsolidated subsidiaries	837	837
Accrued interest receivable	4,877	4,040
Premises and equipment, net	2,152	2,570
Other assets	11,500	9,514
Total assets	$ 1,042,529	$ 981,156
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 189,444	$ 200,688
Interest-bearing	528,349	379,661
Total deposits	717,793	580,349
Borrowings	201,797	288,684
Accrued interest payable	2,930	2,214
Other liabilities	4,246	3,555
Junior subordinated debentures	27,837	27,837
Total liabilities	954,603	902,639
Commitments and contingencies (Note 14)	—	—
Shareholders' equity:		
Preferred stock, no par value, 2,000,000 shares authorized, none issued	—	—
Common stock, no par value, 20,000,000 shares authorized, 10,308,364 and 10,176,008 shares issued and outstanding at December 31, 2006 and 2005, respectively	70,790	69,078
Retained earnings	20,076	13,144
Accumulated other comprehensive loss	(2,940)	(3,705)
Total shareholders' equity	87,926	78,517
Total liabilities and shareholders' equity	$ 1,042,529	$ 981,156

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except for per share data)

	Year Ended December 31,		
	2006	2005	2004
Interest income:			
Loans, including fees	$ 50,974	$ 35,478	$ 24,538
Federal funds sold	1,394	1,282	513
Securities available for sale and stock	11,423	9,226	8,295
Interest-bearing deposits with financial institutions	9	9	6
Total interest income	63,800	45,995	33,352
Interest expense:			
Deposits	18,365	9,581	6,780
Borrowings	13,053	7,717	4,914
Total interest expense	31,418	17,298	11,694
Net interest income	32,382	28,697	21,658
Provision for loan losses	1,105	1,145	973
Net interest income after provision for loan losses	31,277	27,552	20,685
Noninterest income	1,266	1,053	2,010
Noninterest expense	20,683	17,493	14,311
Income (loss) before income taxes	11,860	11,112	8,384
Income tax expense and (benefit)	4,739	4,547	3,462
Income (loss) from continuing operations	7,121	6,565	4,922
(Loss) income from discontinued operations, net of taxes	(189)	(841)	(59)
Net income	$ 6,932	$ 5,724	$ 4,863
Net income (loss) per share basic:			
Income (loss) from continuing operations	$ 0.70	$ 0.64	$ 0.49
(Loss) income from discontinued operations	(0.02)	(0.08)	(0.01)
Net income	$ 0.68	$ 0.56	$ 0.48
Net income (loss) per share diluted:			
Income (loss) from continuing operations	$ 0.66	$ 0.62	$ 0.47
(Loss) income from discontinued operations	(0.02)	(0.08)	(0.01)
Net income	$ 0.64	$ 0.54	$ 0.46
Weighted average number of shares:			
Basic	10,233,926	10,100,514	10,082,049
Diluted	10,829,775	10,562,976	10,597,433

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Shares and dollars in thousands)

For the Three Years Ended December 31, 2006

	Common stock and paid-in capital		Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
	Number of shares	Amount			
Balance at December 31, 2003	10,081	$ 69,049	$ 2,557	$ (1,436)	$ 70,170
Exercise of stock options, net	3	17	—	—	17
Issuance of common stock in public offering, net of offering expenses	—	(38)	—	—	(38)
Comprehensive income	—	—	—	—	—
Net income	—	—	4,863	—	4,863
Change in unrealized gain (loss) on securities held for sale, net of tax	—	—	—	(36)	(36)
Total comprehensive income	—	—	—	—	4,827
Balance at December 31, 2004	10,084	$ 69,028	$ 7,420	$ (1,472)	$ 74,976
Exercise of stock options, net	8	50	—	—	50
Exercise of warrants	84	—	—	—	—
Comprehensive income					
Net income	—	—	5,724	—	5,724
Change in unrealized gain (loss) on securities held for sale, net of tax	—	—	—	(2,233)	(2,233)
Total comprehensive income	—	—	—	—	3,491
Balance at December 31, 2005	10,176	$ 69,078	$ 13,144	$ (3,705)	$ 78,517
Exercise of stock options, net	131	620	—	—	620
Exercise of warrants	1	—	—	—	—
Stock based compensation expense		585			585
Stock option income tax benefits		507			507
Comprehensive income					
Net income	—	—	6,932	—	6,932
Change in unrealized gain (loss) on securities held for sale, net of tax	—	—	—	908	908
Change in unrealized gain (loss) on supplemental executive retirement plan	—	—	—	(143)	(143)
Total comprehensive income					7,697
Balance at December 31, 2006	10,308	$ 70,790	$ 20,076	$ (2,940)	$ 87,926

The accompanying notes are an integral part of this consolidated financial statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,		
	2006	2005	2004
Cash Flows From Continuing Operating Activities:			
Income from continuing operations	$ 7,121	$ 6,565	$ 4,922
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	918	1,076	993
Provision for loan losses	1,105	1,145	973
Net amortization of premium (discount) on securities	679	1,283	1,994
Net gains on sales of securities available for sale	—	—	(839)
Mark to market loss (gain) adjustment of equity securities	27	23	(8)
Net gain on sale of other real estate owned	—	—	(117)
Net loss (gain) on sale of fixed assets	5	(15)	—
Net increase in accrued interest receivable	(837)	(1,501)	(193)
Stock-based compensation expense	585	—	—
Net (increase) decrease in other assets	(2,470)	1,906	(2,080)
Net (increase) decrease in deferred taxes	(237)	(1,869)	443
Net increase in accrued interest payable	716	955	339
Net increase in other liabilities	497	383	978
Net cash provided by operating activities	8,109	9,951	7,405
Cash Flows From Investing Activities:			
Net decrease (increase) in interest-bearing deposits with financial institutions	101	211	(8)
Maturities of, proceeds from sales of and principal payments received for securities available for sale and other stock	48,993	62,645	168,119
Purchase of securities available for sale and other stock	(25,075)	(166,470)	(67,863)
Proceeds from sale of subsidiary	127	—	—
Gain on sale of subsidiary	(2)	—	—
Net increase in loans	(92,035)	(139,345)	(163,245)
Proceeds from sale of other real estate owned	—	—	1,634
Proceeds from sale of fixed assets	5	15	—
Purchases of premises and equipment	(521)	(675)	(914)
Net cash used in investing activities	(68,407)	(243,619)	(62,277)
Cash Flows From Financing Activities:			
Net increase in deposits	137,444	46,786	38,229
Offering expenses from sale of common stock	—	—	(38)
Proceeds from exercise of stock options	620	50	17
Tax benefits from exercise of stock options	507	—	—
Investment in trust subsidiaries	—	—	(310)
Proceeds from junior subordinated debentures	—	—	10,310
Net (decrease) increase in borrowings	(86,887)	83,930	66,382
Net cash provided by financing activities	51,684	130,766	114,590
Cash Flows (used) in provided by continuing operations	(8,614)	(102,902)	59,718

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS—continued
(Dollars in thousands)

	Year Ended December 31,		
	2006	2005	2004
Discontinued Operations:			
Cash Flows From Operating Activities			
Loss from discontinued operations	(189)	(841)	(59)
Depreciation and Amortization	2	19	60
Net decrease (increase) in other assets	181	(16)	(81)
Net decrease in fixed assets	9	—	—
Net (decrease) increase in other liabilities	(49)	22	6
Proceeds from sales of loans held for sale	—	141,124	267,351
Originations and purchases of loans held for sale	—	(97,435)	(288,799)
Net gains on sales of loans held for sale	—	(1,136)	(1,605)
Mark to market gain adjustment of loans held for sale	—	(205)	(127)
Net cash (used) provided by operating activities	(46)	41,532	(23,254)
Cash Flows From Investing Activities:			
Net decrease (increase) in interest-bearing deposits with financial institutions	142	86	(125)
Purchases of premises and equipment	—	(3)	(15)
Net cash flow provided by investing activities	142	83	(140)
Cash Flows provided (used) by discontinued operations	96	41,615	(23,394)
Net decrease (increase) in cash and cash equivalents	(8,518)	(61,287)	36,324
Cash and Cash Equivalents, beginning of period	34,822	96,109	59,785
Cash and Cash Equivalents, end of period	$ 26,304	$ 34,822	$ 96,109
Supplementary Cash Flow Information:			
Cash paid for interest on deposits and other borrowings	$ 30,714	$ 17,029	$ 11,734
Cash paid for income taxes	$ 4,975	$ 4,301	$ 1,577
Non-Cash Investing Activities:			
Transfer of loan to other real estate owned	$ —	$ —	$ 1,517
Net decrease in comprehensive income on supplemental employee retirement plan, net of tax	$ (143)	$ —	$ —
Net (decrease) increase in net unrealized gains and losses on securities held for sale, net of income tax	$ 908	$ (2,233)	$ (36)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Significant Accounting Policies

Organization

The consolidated financial statements include the accounts of Pacific Mercantile Bancorp ("PMBC") and its wholly owned subsidiary, Pacific Mercantile Bank (the "Bank"). PMBC, together with the Bank, shall be referred to as the "Company" and sometimes as "we" or "us". The Company is a bank holding company, which was incorporated as a California corporation on January 7, 2000. The Bank is a California banking corporation which was formed on May 29, 1998, incorporated on November 18, 1998, and commenced operations on March 1, 1999. The Bank is chartered by the California Department of Financial Institutions (the "DFI") and is a member of the Federal Reserve Bank of San Francisco ("FRB"). In addition, deposit accounts of the Bank's customers are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the maximum amount allowed by law.

Discontinued Operations

Discontinued operations consist of (i) the Company's retail securities brokerage business that was conducted by PMB Securities Corp, a former wholly owned subsidiary that was sold June 1, 2006 and (ii) the Bank's wholesale mortgage lending business, the operations of which was discontinued in 2005, after a decision was made by the Company, in the second quarter that year, to exit that business.

Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with the instructions to Form 10-K and in accordance with generally accepted accounting principles, as in effect in the United States ("GAAP"), on a basis consistent with prior periods.

However, as described below under the subcaption *"Discontinued Operations"* in Note 21, in the second quarter of 2005, the Company decided to discontinue the Bank's wholesale mortgage lending business and completed its exit from that business at the end of 2005. Accordingly, the results of operations of that business are presented as discontinued operations in our consolidated financial statements for the years ended December 31, 2005 and 2004. In the second quarter of 2006, the Company sold PMB Securities Corp. Therefore, the results of operations of that business are presented as discontinued operations, separate from the results of our continuing operations, in our consolidated financial statements for the years ended December 31, 2006, 2005 and 2004.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the fair value of securities available for sale, and the valuation of deferred tax assets. Actual amounts or results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of PMBC and its wholly owned subsidiary, Pacific Mercantile Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of the statements of cash flow, cash and cash equivalents consist of cash due from banks and federal funds sold. Generally, federal funds are sold for a one-day period. As of December 31, 2006 and 2005 the Bank maintained required reserves with the Federal Reserve Bank of San Francisco of approximately $800,000 and $15 million, respectively, which are included in cash and due from banks in the accompanying Consolidated Statements of Financial Condition.

Interest-Bearing Deposits with Financial Institutions

Interest-bearing deposits with financial institutions mature within one year or have no stated maturity date and are carried at cost.

Securities Available for Sale

Securities available for sale are those that management intends to hold for an indefinite period of time and that may be sold in response to changes in liquidity needs, changes in interest rates, changes in prepayment risks and other similar factors. The securities are recorded at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income or loss net of taxes, respectively.

Purchased premiums and discounts are recognized as interest income using the interest method over the term of the securities. Declines in the fair value of securities available for sale below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Federal Home Loan Bank Stock and Federal Reserve Bank Stock

The Bank's investment in the Federal Home Loan Bank stock and Federal Reserve Bank stock represents on equity interest the Federal Home Loan Bank and the Federal Reserve Bank, respectively. The investments are recorded at cost.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the estimated fair value in the aggregate. Net unrealized gains or losses, if any, are recognized through a valuation allowance by charges to income.

Loans and Allowance for Loan Losses

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off, are stated at principal amounts outstanding, net of unearned income. Interest is accrued daily as earned, except where reasonable doubt exists as to collectibility, in which case accrual of interest is discontinued and the loan is placed on nonaccrual status. A loan is generally classified as impaired and placed on nonaccrual status when, in management's opinion, the principal or interest will not be collectible in accordance with the contractual terms of the loan agreement. A loan with principal or interest that is 90 days or more past due is placed on nonaccrual status; except that management may elect to continue the accrual of interest when (i) the estimated net realizable value of any collateral securing the loan is sufficient to enable the Bank to recover both principal and accrued interest balances and (ii) such balances are in the process of collection. Generally, interest payments received on nonaccrual loans are applied to principal. Once all principal has been received, any additional interest payments are recognized as interest income on a cash basis.

An allowance for loan losses is established through a provision for loan losses that is charged against income. A loan is charged against the allowance for loan losses when management believes that the collection of the carrying amount is unlikely. The Bank carefully monitors changing economic conditions, the loan portfolio by category, the financial condition of borrowers and the history of the performance of the portfolio in determining the adequacy of the allowance for loan losses. Ultimate losses may vary from the estimates used to establish the allowance. Additionally, as the volume of loans increases, additional provisions for loan losses may be required to maintain the allowance at levels deemed adequate. Moreover, if economic conditions were to deteriorate, causing the risk of loan losses to increase, it would become necessary to increase the allowance to an even greater extent, which would necessitate additional charges to income.

The allowance is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are recorded in earnings in the periods in which they become known. Management believes that the allowance for loan losses was adequate as of December 31, 2006 and 2005. In addition, the FRB and the DFI, as an integral part of their examination processes, periodically review the Bank's allowance for loan losses for adequacy. The agencies may require the Bank to recognize additions to the allowance based on their judgments in light of the information available at the time of their examinations.

The Bank also evaluates loans for impairment, where principal and interest is not expected to be collected in accordance with the contractual terms of the loan. The Bank measures and reserves for impairment on a loan-by-loan basis using either the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. The Bank excludes smaller, homogeneous loans, such as consumer installment loans and lines of credit, from its impairment calculations. Also, loans that experience insignificant payment delays or payment shortfalls are generally not considered impaired.

Loan Origination Fees and Costs

All loan origination fees and related direct costs are deferred and amortized to interest income as an adjustment to yield over the respective lives of the loans using the effective interest method except for loans that are revolving or short-term in nature for which the straight line method is used.

Investment in unconsolidated subsidiaries

Investment in unconsolidated subsidiaries are stated at cost. The unconsolidated subsidiaries are comprised by the grantor trusts established in 2002 and 2004, in connection with our issuance of subordinated debentures in each of those years. See Note 7 below entitled "- Borrowings and Contractual Obligations – Junior Subordinated Debentures".

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization which are charged to expense on a straight-line basis over the estimated useful lives of the assets or, in the case of leasehold improvements, over the term of the leases, whichever is shorter. For income tax purposes, accelerated depreciation methods are used. Maintenance and repairs are charged directly to expense as incurred. Improvements to premises and equipment that extend the useful lives of the assets are capitalized.

When assets are disposed of, the applicable costs and accumulated depreciation thereon are removed from the accounts and any resulting gain or loss is included in current operations. Rates of depreciation and amortization are based on the following estimated useful lives:

Furniture and equipment	Three to ten years
Leasehold improvements	Lesser of the lease term or estimated useful life

Derivative Financial Instruments

As of December 31, 2006, the Company did not have derivative financial instruments outstanding.

All prior periods derivative instruments entered into by the Company on mortgage loans available for sale as interest rate lock commitments with investors were designated as fair value hedges and are included in the discontinued operations. There were no ineffective hedges in the prior periods.

Income Taxes

Deferred income taxes and liabilities are determined using the asset and liability method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Income Per Share

Basic income per share for any fiscal period is computed by dividing net income for such period by the weighted average number of common shares outstanding during that period. Fully diluted income per share reflects the potential dilution that could have occurred assuming all outstanding options or warrants to purchase our shares of common stock at exercise prices that were less than the market price of our shares were exercised into common stock, thereby increasing the number of shares outstanding during the period.

Stock Option Plans

In December 2004, Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment", which requires entities that grant stock options or other equity compensation awards to employees to recognize the fair value of those options and shares as compensation cost over their respective service (vesting) periods in their financial statements. SFAS No. 123(R) is effective beginning in the first quarter of fiscal years ending after June 15, 2005. As a result, effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), using the modified-prospective-transition method. Under this transition method, equity compensation expense that was recognized in fiscal 2006 includes: (a) compensation expense for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on their grant date fair values estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on their grant date fair values estimated in accordance with the provisions of SFAS No. 123(R). Since stock-based compensation that is recognized in the statement of income is to be determined based on the equity compensation awards that we expect will ultimately vest, that compensation expense has been reduced for estimated forfeitures of unvested options that typically occur due to terminations of employment of optionees. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For purposes of the determination of stock-based compensation expense for the year ended December 31, 2006, we estimated no forfeitures of options granted to members of the Board of Directors and forfeitures of 20% with respect to the remaining unvested options.

Prior to January 1, 2006 we had accounted for stock-based employee compensation as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Pursuant to APB No. 25, no stock-based compensation expense was recognized for income statement purposes, as all of the options that we granted under our stock incentive plans were granted at exercise prices at least equal to the market prices of the underlying shares on their respective dates of grant. Accordingly, our operating results for periods prior to January 1, 2006 are not, to that extent, comparable to our reported results of operations in periods ending after December 31, 2005. If a determination had been made, in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," of the compensation expense attributable to the options or stock purchase rights that have been granted under the Company's 1999 and 2004 Plans, based upon their respective fair values as of their grant dates, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below:

(Dollars in thousands, except per share data)	2005	2004
Net Income:		
As reported	$ 5,724	$ 4,863
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	478	591
Pro forma	$ 5,246	$ 4,272
Income per share as reported:		
Basic	$ 0.56	$ 0.48
Diluted	0.54	0.46
Income per share pro forma:		
Basic	$ 0.52	$ 0.42
Diluted	0.50	0.40
Weighted average number of shares:		
Basic	10,100,514	10,082,049
Diluted	10,562,976	10,597,433

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.

However, certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the balance sheet net of income taxes, and such items, along with net income, are components of comprehensive income (loss).

The components of other comprehensive income (loss) and related tax effects are as follows:

	Year Ended December 31,		
(Dollars in thousands)	2006	2005	2004
Unrealized holding gains (losses) arising during period from securities available for sale	$ 1,423	$ (3,688)	$ (899)
Reclassification adjustment for gains included in income	—	—	839
Net unrealized holding gains (losses)	1,423	(3,688)	(60)
Net unrealized deferred compensation expense	(243)	—	—
Tax effect	(415)	1,455	24
Other comprehensive gain (loss)	$ 765	$ (2,233)	$ (36)

The components of accumulated other comprehensive income (loss), included in stockholders' equity, and are as follows:

(Dollars in thousands)	December 31, 2006	December 31, 2005
Net unrealized holding loss on securities available for sale	$ (4,753)	$ (6,176)
Net unrealized deferred compensation expense	(243)	—
Tax effect	2,056	2,471
Accumulated other comprehensive loss	$ (2,940)	$ (3,705)

Recent Accounting Pronouncements

The U.S. Securities and Exchange Commission in September 2006, released Staff Accounting Bulletin (SAB) 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements", that provides guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. SAB 108 is effective for fiscal years beginning after November 15, 2006. We do not expect the adoption of SAB 108 to have a material impact on our financial condition or operating results.

In July 2006, the FASB also issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," (FIN 48). FIN 48 clarifies the accounting for uncertain tax positions in accordance with SFAS 109, "Accounting For Income Taxes," by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. The minimum recognition threshold will require us to recognize, in our financial statements, the impact of a tax position if it is more likely than not that the tax position is valid and would be sustained on audit, including resolution of related appeals or litigation processes, if any. Only tax positions that meet the "more likely than not" recognition criteria at the effective date may be recognized or continue to be recognized in the financial statements upon the adoption of FIN 48. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements in accounting for uncertain tax positions. Changes in the amount of tax benefits recognized resulting from the application of the provisions of this Interpretation would result in a one-time non-cash charge to be recognized as a change in accounting principle via a cumulative adjustment to the opening balance of retained earnings in the period of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, we will adopt the provisions of FIN 48 in the first quarter 2007. We are currently evaluating the guidance contained in FIN 48 and we do not expect any non-cash charge that might result from its adoption to be material to beginning retained earnings.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and therefore, does not expand the use of fair value in any new circumstances. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and lowest priority to unobservable data. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We do not expect that the adoption of FAS 157 will have a material effect on our consolidated financial statements.

On September 29, 2006, the FASB issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R). FAS 158 represent the first phase of the FASB's project on pension and post-retirement benefits. The next phase will consider potential changes in determining net periodic benefit cost and measuring plan assets and obligations. A company with publicly traded equity securities is required to initially recognize the funded status of a defined benefit post-retirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. See Note 15 (Employee Benefit Plans) to the Financial Statements for additional information.

On February 15, 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115." FAS 159 provides an alternative measurement treatment for certain financial assets and financial liabilities, under an instrument-by-instrument election, that permits fair value to be used for both initial and subsequent measurement, with changes in fair value recognized in earnings. While FAS 159 is effective beginning January 1, 2008, earlier adoption is permitted as of January 1, 2007, provided that the entity also adopts all of the requirements of FAS 157. We do not expect that the adoption of FAS 159 will have a material effect on our consolidated financial statements.

Reclassification

Certain amounts in the accompanying 2005 consolidated financial statements, primarily amounts related to discontinued operations, have been reclassified to conform to 2006 presentation.

2. Interest-Bearing Deposits with Financial Institutions

The Company had interest-bearing deposits with financial institutions of $198,000 at December 31, 2006 and $441,000 at December 31, 2005. The weighted average percentage yields of these deposits were 3.43% and 2.19% at December 31, 2006 and 2005, respectively.

Interest-bearing deposits with financial institutions at December 31, 2006 are scheduled to mature within one year or have no stated maturity date.

3. Securities Available For Sale

The following are summaries of the major components of securities available for sale and a comparison of amortized cost, estimated fair market values, and gross unrealized gains and losses at December 31, 2006 and 2005:

	December 31, 2006				December 31, 2005			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
	(Dollars in thousands)							
Mortgage backed securities	$ 211,790	$ 91	$ 4,608	$ 207,273	$ 233,405	$ 10	$ 5,621	$ 227,794
Collateralized mortgage obligations	21,751	—	437	21,314	25,190	—	583	24,607
Total government and agencies securities	233,541	91	5,045	228,587	258,595	10	6,204	252,401
Municipal Securities	11,651	201	—	11,852	11,651	56	38	11,669
Mutual fund	1,473	—	—	1,473	1,486	—	—	1,486
Total securities available for sale	$ 246,665	$ 292	$ 5,045	$ 241,912	$ 271,732	$ 66	$ 6,242	$ 265,556

At December 31, 2006, mortgage backed securities and collateralized mortgage obligations with an aggregate fair market value of $227 million were pledged to secure Federal Home Loan Bank borrowings, repurchase agreements, local agency deposits and Treasury, tax and loan accounts.

The amortized cost and estimated fair values, at December 31, 2006, of securities available for sale are shown in the table below by contractual maturities and historical prepayments based on the prior twelve months of principal payments. Expected maturities will differ from contractual maturities and historical prepayments, particularly with respect to collateralized mortgage obligations, because borrowers may react to interest rate market conditions differently than the historical prepayment rates.

(Dollars in thousands)	December 31, 2006 Maturing in One year or less	Over one year through five years	Over five years through ten years	Over ten Years	Total
Securities available for sale, amortized cost	$ 40,909	$ 113,624	$ 53,620	$ 38,512	$ 246,665
Securities available for sale, estimated fair value	40,011	111,276	52,417	38,208	241,912
Weighted average yield	4.29%	4.38%	4.53%	4.71%	4.45%

(Dollars in thousands)	December 31, 2005 Maturing in One year or less	Over one year through five years	Over five years through ten years	Over ten Years	Total
Securities available for sale, amortized cost	$ 53,711	$ 124,994	$ 63,962	$ 29,065	$ 271,732
Securities available for sale, estimated fair value	52,493	122,031	62,345	28,687	265,556
Weighted average yield	3.96%	4.12%	4.38%	4.54%	4.20%

The Company did not recognize any net gains or losses on sales of securities available for sale in 2006 and 2005. In 2004 the Company recognized net gains on sales of securities available for sale of $839,000 on sales proceeds of $81 million.

The table below shows, as of December 31, 2006, the gross unrealized losses and fair values of our investments, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	Securities With Unrealized Loss as of December 31, 2006					
	Less than 12 months		12 months or more		Total	
(Dollars In thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
US agencies and mortgage backed securities	$ 24,992	$ (97)	$ 158,648	$ (4,511)	$ 183,640	$ (4,608)
Collateralized mortgage obligations	3,120	(64)	18,194	(373)	21,314	(437)
Municipal Securities	—	—	—	—	—	—
Total temporarily impaired securities	$ 28,112	$ (161)	$ 176,842	$ (4,884)	$ 204,954	$ (5,045)

We regularly monitor investments for significant declines in fair value. We have determined that the declines in the fair values of these investments below their amortized costs, as set forth in the table above, are temporary based on the following: (i) those declines were due to interest rate changes and not to a deterioration in the creditworthiness of the issuers of those investment securities, and (ii) we have the ability to hold those securities until there is a recovery in their values or until their maturity.

4. Loans and Allowance for Loan Losses

The loan portfolio consisted of the following, at:

	December 31, 2006		December 31, 2005	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Commercial loans	$ 230,960	30.9%	$ 187,246	28.6%
Real estate loans	254,483	34.0%	241,866	36.9%
Residential mortgage loans	174,795	23.4%	173,685	26.5%
Construction loans	81,853	11.0%	47,056	7.2%
Consumer loans	5,401	0.7%	5,523	0.8%
Gross loans	747,492	100.0%	655,376	100.0%
Deferred fee (income) costs, net	(606)		(223)	
Allowance for loan losses	(5,929)		(5,126)	
Loans, net	$ 740,957		$ 650,027	

At December 31, 2006 and 2005, real estate loans of approximately $170 million and $132 million, respectively, were pledged to secure borrowings obtained from the Federal Home Loan Bank.

Set forth below is a summary of the Company's transactions in the allowance for loan losses for the years ended:

(In thousands)	December 31, 2006	December 31, 2005
Balance, beginning of period	$ 5,126	$ 4,032
Provision for loan losses	1,105	1,145
Net amounts charged off	(302)	(51)
Balance, end of period	$ 5,929	$ 5,126

As of December 31, 2006, the Company had $1.8 million in nonaccrual and impaired loans, no restructured loans, and $100,000 in principal balances more than 90 days past due and still accruing interest. At December 31, 2005, the Company had $1.3 million in nonaccrual loans and impaired loans, no restructured or impaired loans, and no loans with principal balances more than 90 days past due still accruing interest.

The Company had an average investment in impaired loans of $650,000 for the fiscal year ended December 2006 and $600,000 for the fiscal year ended December 31, 2005. The interest that would have been earned had the impaired loans remained current in accordance with their original terms was $63,000 and $72,000 in 2006 and 2005, respectively. The allowance for loan losses did not include a valuation reserve for impaired loans at December 31, 2006 or 2005.

5. Premises and Equipment

The major classes of premises and equipment are as follows:

	December 31,	
(Dollars in thousands)	2006	2005
Furniture and equipment	$ 6,039	$ 5,862
Leasehold improvements	1,604	1,369
	7,643	7,231
Accumulated depreciation and amortization	(5,491)	(4,661)
Total	$ 2,152	$ 2,570

The amount of depreciation and amortization included in operating expense was $918,000, $1,095,000 and $1,053,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

6. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2006 and 2005 were $219 million and $136 million, respectively.

The scheduled maturities of time certificates of deposit of $100,000 or more at December 31, 2006 were as follows:

	At December 31, 2006 (Dollars in thousands)
2007	$ 179,977
2008	20,330
2009	4,594
Thereafter	14,558
Total	$ 219,459

7. Borrowings and Contractual Obligations

Borrowings consisted of the following:

	December 31, 2006	December 31, 2005
	(Dollars in thousands)	
Securities sold under agreements to repurchase	$ 4,797	$ 39,684
Federal Home Loan advances—short-term	81,000	217,000
Federal Home Loan advances—long-term	116,000	32,000
	$ 201,797	$ 288,684

Securities sold under agreements to repurchase, which are classified as secured borrowings, mature within one day from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company monitors the fair value of the underlying securities.

Borrowings. As of December 31, 2006, we had $81 million of outstanding short-term borrowings and $116 million of outstanding long-term borrowings that we had obtained from the Federal Home Loan Bank. The table below sets forth the amounts (in thousands of dollars) of, the interest rates we pay on, and the maturity dates of these Federal Home Loan Bank borrowings. These borrowings, along with the securities sold under agreements to repurchase, have a weighted-average annualized interest rate of 4.94%.

Principal Amounts	Interest Rate	Maturity Dates	Principal Amounts	Interest Rate	Maturity Dates
(Dollars in thousands)			(Dollars in thousands)		
$10,000	5.29%	January 5, 2007	$ 7,000	5.25%	May 19, 2008
7,000	5.56%	January 11, 2007	8,000	5.28%	June 5, 2008
10,000	5.03%	January 18, 2007	8,000	5.55%	July 10, 2008
4,000	2.5%	January 22, 2007	5,000	5.36%	July 25, 2008
5,000	2.57%	February 12, 2007	5,000	5.22%	August 8, 2008
5,000	3.87%	May 18, 2007	10,000	5.22%	October 16, 2008
7,000	4.71%	June 20, 2007	2,000	5.26%	November 5, 2008
5,000	5.49%	July 16, 2007	5,000	4.94%	November 28, 2008
5,000	5.29%	July 17, 2007	5,000	4.91%	December 2, 2008
10,000	5.28%	July 19, 2007	5,000	3.45%	February 11, 2009
3,000	3.14%	September 18, 2007	7,000	5.25%	May 1, 2009
2,000	3.06%	September 24, 2007	5,000	5.25%	May 1, 2009
1,000	2.91%	October 1, 2007	7,000	4.93%	November 24, 2009
7,000	5.6%	October 9, 2007	5,000	4.86%	November 27, 2009
5,000	5.38%	January 22, 2008	7,000	4.81%	December 14, 2009
5,000	5.24%	May 2, 2008	5,000	4.87%	December 21, 2009
10,000	5.29%	May 5, 2008			

At December 31, 2006, U.S. Agency and Mortgage Backed securities, U.S. Government agency securities and collateralized mortgage obligations with an aggregate fair market value of $227 million and $168 million of residential mortgage and other real estate secured loans were pledged to secure these Federal Home Loan Bank borrowings, repurchase agreements, local agency deposits, and Treasury, Tax and Loan accounts.

As of December 31, 2006, we unused borrowing capacity of $112 million with the Federal Home Loan Bank, $20 million in the form of security repurchase agreements with two investment banking firms and unused federal funds lines of credit of $19 million with correspondent banks. The highest amount of borrowings outstanding at any month end during the twelve months ended December 31, 2006 consisted of $274 million of borrowings from the Federal Home Loan Bank and $33 million of overnight borrowings in the form of securities sold under repurchase agreements.

The Company, as of December 31, 2005, had $217 million of outstanding short-term borrowings and $32 million of outstanding long-term borrowings that we had obtained from the Federal Home Loan Bank. The table below sets forth the amounts, in thousands of dollars, the interest rates we paid on, and the maturity dates of these Federal Home Loan Bank borrowings. These borrowings, along with the securities sold under agreements to repurchase, had a weighted-average annualized interest rate of 3.46%.

Principal Amounts	Interest Rate	Maturity Dates	Principal Amounts	Interest Rate	Maturity Dates
(Dollars in thousands)			(Dollars in thousands)		
$ 7,000	2.41%	January 9, 2006	$7,000	3.72%	July 6, 2006
5,000	4.35%	January 12, 2006	5,000	3.78%	July 6, 2006
6,000	1.94%	January 23, 2006	5,000	3.78%	July 10, 2006
10,000	2.74%	January 30, 2006	3,000	4.67%	July 20, 2006
5,000	2.66%	February 2, 2006	5,000	2.76%	August 9, 2006
7,000	3.18%	February 3, 2006	7,000	4.19%	August 10, 2006
7,000	4.25%	February 9, 2006	5,000	4.13%	August 15, 2006
5,000	2.00%	February 13, 2006	2,000	2.94%	August 28, 2006
5,000	2.50%	February 21, 2006	3,000	2.56%	September 18, 2006
6,000	2.34%	February 28, 2006	3,000	2.49%	September 25, 2006
7,000	4.35%	March 2, 2006	5,000	2.39%	October 2, 2006
7,000	4.34%	March 3, 2006	2,000	2.40%	October 2, 2006
10,000	4.14%	March 10, 2006	7,000	3.18%	November 22, 2006
5,000	3.50%	March 16, 2006	5,000	2.69%	December 12, 2006
5,000	4.18%	April 10, 2006	5,000	2.67%	December 18, 2006
10,000	4.38%	April 10, 2006	4,000	2.50%	January 22, 2007
5,000	3.26%	April 10, 2006	5,000	2.57%	February 12, 2007
7,000	4.60%	April 27, 2006	5,000	3.62%	May 18, 2007
7,000	3.59%	May 1, 2006	7,000	4.71%	June 20, 2007
5,000	4.21%	May 10, 2006	3,000	3.14%	September 18, 2007
5,000	3.87%	May 18, 2006	2,000	3.06%	September 24, 2007
7,000	3.62%	June 7, 2006	1,000	2.91%	October 1, 2007
5,000	3.13%	June 19, 2006	5,000	3.45%	February 11, 2009

Certain investment securities and real estate loans were pledged as collateral to secure these borrowings (see Notes 3 and 4). As of December 31, 2005 we had unused borrowing capacity of $16 million with the Federal Home Loan Bank and $29 million of additional borrowing capacity in the form of security repurchase agreements with two investment banking firms and unused federal funds lines of credit of $18 million with correspondent banks. The highest amount of borrowings outstanding at any month end during the twelve months ended December 31, 2005 consisted of $263 million of borrowings from the Federal Home Loan Bank and $20 million of overnight borrowings in the form of securities sold under repurchase agreements.

These Federal Home Loan Bank borrowings were obtained in accordance with the Company's asset/liability management objective to reduce the Company's exposure to interest rate fluctuations.

Junior Subordinated Debentures. Pursuant to rulings of the Federal Reserve Board, bank holding companies have been permitted to issue long term subordinated debt instruments that will, subject to certain conditions, qualify as and, therefore, augment capital for regulatory purposes. Pursuant to those rulings, in 2002, we formed subsidiary grantor trusts to sell and issue to institutional investors a total of $17 million principal amount of floating junior trust preferred securities ("trust preferred securities"). We received the net proceeds from the sale of the trust preferred securities in exchange for our issuance to the grantor trusts, of a total $17 million principal amount of our junior subordinated floating rate debentures (the "Debentures"), the payment terms of which mirror those of the trust preferred securities. In October 2004, we established another grantor trust that sold an additional $10 million of trust preferred securities to an institutional investor and, in connection therewith, we sold and issued an additional $10 million principal amount of junior subordinated floating rate debentures in exchange for the proceeds raised from the sale of those trust preferred securities. The payments that we make of interest and principal on the Debentures are used by the grantor trusts to make the payments that come due to the holders of the trust preferred securities pursuant to the terms of those securities.

Set forth below is certain information regarding the terms of the Debentures that were outstanding as of December 31, 2006 and 2005:

Original Issue Dates	Principal Amount	Interest Rate	Maturity Date
	(In thousands)		
June 2002	$ 5,155	LIBOR plus 3.75%[1]	June 2032
August 2002	5,155	LIBOR plus 3.625%[2]	August 2032
September 2002	7,217	LIBOR plus 3.40%[1]	September 2032
October 2004	10,310	LIBOR plus 2.00%[1]	October 2034
Total	$ 27,837		

(1) Interest rate resets quarterly.
(2) Interest rate resets semi-annually.

We are required to pay interest on the Debentures in quarterly or semi-annual installments. We have the right, at our election, to defer the payment of interest on the Debentures for a period of up to 60 consecutive months. If we were to exercise that right, the aggregate amount of the deferred and unpaid interest would become due and payable at the end of the 60 month deferral period. We have no intent, however, to exercise this deferral right. The Debentures are redeemable, at par, by us at our option, at any time on or after the fifth anniversary of their respective original issue dates.

Under the Federal Reserve Board rulings, the borrowings evidenced by the Debentures, which are subordinated to all of our other borrowings that are outstanding or which we may obtain in the future, are eligible (subject to certain dollar limitations) to qualify and, at December 31, 2006, $27.8 million of those Debentures qualified as Tier I capital, for regulatory purposes. At December 31, 2005, $27.4 million of those Debentures qualified as Tier I capital, while the remaining $400,000 qualified as Tier II capital for regulatory purposes. See discussion below under the subcaption "—Regulatory Capital Requirements."

8. Transactions with Related Parties

The directors of the Company and the Bank, and certain of the businesses with which they are associated, have banking transactions with the Company in the ordinary course of business. All loans and commitments to loan included in such transactions are made in accordance with applicable laws and on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with persons of similar creditworthiness that were not affiliated with the Company, and did not present any undue risk of collectibility.

The following is a summary of loan transactions with directors of the Company and certain of their associated businesses:

	Year Ended December 31,	
	2006[1]	2005[1]
	(Dollars in thousands)	
Beginning balance	$ 1,873	$ 1,272
New loans granted	307	803
Principal repayments	(1,055)	(202)
Ending balance	$ 1,125	$ 1,873

(1) Includes loans made to executive officers who are not also directors totaling $46,000 and $64,000 in 2006 and 2005, respectively.

Deposits by the Company held by the Bank at December 31, 2006 and 2005 amounted to approximately $29 million and $24 million, respectively.

9. Income Taxes

The components of income tax expense (benefit) from continuing operations consisted of the following for the years ended December 31:

(Dollars in thousands)	2006	2005	2004
Current taxes:			
Federal	$ 3,849	$ 4,356	$ 2,579
State	1,137	1,356	440
Total current taxes	4,986	5,712	3,019
Deferred taxes:			
Federal	(336)	(857)	296
State	89	(308)	147
Total deferred taxes	(247)	(1,165)	443
Total income tax expense	$ 4,739	$ 4,547	$ 3,462

The components of our net deferred tax asset are as follows at:

(Dollars in thousands)	December 31, 2006	December 31, 2005
Deferred tax assets/(liabilities):		
Allowance for loan losses	$ 2,440	$ 2,299
Capital loss	177	—
Deferred compensation	367	292
Deferred organizational and start-up expenses	—	10
Discontinued operations accrued expense	—	18
Other accrued expenses	156	162
Reserve for unfunded commitments	164	135
State taxes	416	434
Stock based compensation	147	—
Depreciation and amortization	(8)	(77)
Deferred loan origination costs	(372)	(454)
Deferred state taxes	—	(229)
Unrealized losses on securities	2,056	2,541
Valuation allowance	(177)	—
Other, net	—	—
Total net deferred tax assets	$ 5,366	$ 5,131

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized for continuing operations as follows:

	Year Ended December 31, 2006	2005	2004
Federal income tax based on statutory rate	34.0%	34.0%	34.0%
State franchise tax net of federal income tax benefit	6.7	7.0	6.8
Permanent differences other	(0.7)	(0.2)	0.2
Other	0.0	0.1	0.3
Total income tax expense	40.0%	40.9%	41.3%

10. Stock Incentive Plans

Effective March 2, 1999, our Board of Directors adopted, and in January 2000 our shareholders approved, the 1999 Stock Option Plan (the "1999 Option Plan"). That Plan authorizes the granting of options to directors, officers and other key employees that entitle them to purchase shares of common stock of the Company at a price per share equal to or above the fair market value of the Company's shares on the respective grant dates of the awards. Options may vest immediately or over various periods, generally ranging up to five years, as determined by the Compensation Committee of our Board of Directors at the time it approves the grant of options under the 1999 Option Plan. Options may be granted for terms of up to 10 years, but will terminate upon termination of service, if sooner. A total of 1,248,230 shares were authorized for issuance under the 1999 Option Plan (which number has been adjusted for stock splits effectuated subsequent to the Plan's adoption).

Effective February 17, 2004, the Board of Directors adopted the Pacific Mercantile Bancorp 2004 Stock Incentive Plan (the "2004 Plan"), which was approved by the Company's shareholders in May 2004. That Plan authorizes the granting of options and rights to purchase restricted stock to directors, officers and other key employees, that entitle them to purchase shares of common stock of the Company at, in the case of stock options, a price per share equal to or above the fair market value of the Company's shares on the date the option is granted or, in case of stock purchase rights, at prices and on such terms as are fixed by the Compensation Committee of the Board of Directors at the time the rights are granted. Options and restricted stock purchase rights may vest immediately or over various periods of up to five years, or based on the achievement of specified performance goals, as determined by the Company's Compensation Committee at the time the options are granted or the stock purchase rights are awarded. Options may be granted under the 2004 Plan for terms of up to 10 years after the grant date, but will terminate upon termination of service, if sooner. The Company will become entitled to repurchase any unvested shares subject to restricted purchase rights in the event of a termination of employment or service of the holder of the stock purchase right or in the event the holder fails to achieve any goals that are required to be met as a condition of vesting. A total of 400,000 shares were authorized for issuance under the 2004 Plan.

The fair values of the options that were outstanding under the 1999 and 2004 Plans were estimated as of their respective dates of grant using the Black-Scholes option-pricing model. The following table summarizes the weighted average assumptions used for grants in the following periods:

Assumptions with respect to:	Twelve Months Ended December 31, 2006	2005	2004
Expected volatility	35%	45%	56%
Risk-free interest rate	4.71%	3.75%	3.07%
Expected dividends	1.07%	1.04%	1.22%
Expected term (years)	6.5	5.0	5.0
Weighted average fair value of option granted during period	$ 6.83	$ 6.32	$ 5.26

The following tables summarize the share option activity under the plans for the twelve months ended December 31, 2006, 2005 and 2004.

	2006 Number of Shares	2006 Weighted-Average Exercise Price Per Share	2005 Number of Shares	2005 Weighted-Average Exercise Price Per Share	2004 Number of Shares	2004 Weighted-Average Exercise Price Per Share
Outstanding—January 1,	1,470,698	$ 8.51	1,353,848	$ 7.73	1,002,248	$ 6.41
Granted	80,000	17.33	181,500	15.18	376,800	11.26
Exercised	(135,974)	5.15	(7,927)	7.15	(2,540)	7.22
Forfeited/Canceled	(47,800)	15.53	(56,723)	11.49	(22,660)	8.40
Outstanding – December 31,	1,366,924	9.11	1,470,698	8.51	1,353,848	7.73
Options Exercisable – December 31,	1,035,637	$ 7.73	1,054,262	$ 6.95	906,688	$ 6.50

The aggregate intrinsic values of options exercised for the twelve months ended December 31, 2006, 2005 and 2004 were $1.7 million, $64,000 and $16,000, respectively. Total fair values of vested options for the same periods were $628,000, $789,000 and $933,000, respectively.

	Outstanding as of December 31, 2006					Exercisable as of December 31, 2006		
Range of Exercise Price	Vested	Unvested		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Shares		Weighted-Average Exercise Price
$ 4.00 – 5.99	166,998		$	4.00	2.17	166,998	$	4.00
$ 6.00 – 9.99	645,935	14,941		7.29	3.69	645,935		7.28
$10.00 – 12.99	190,723	160,327		11.24	7.16	190,723		11.24
$13.00 – 17.99	30,281	112,719		15.36	8.58	30,281		15.00
$18.00 – 18.84	1,700	43,300		18.28	9.08	1,700		18.62
	1,035,637	331,287	$	9.11	5.08	1,035,637	$	7.73

The aggregate intrinsic values of options that were outstanding and those that were exercisable under the plans at December 31, 2006 were $9.8 million and $8.8 million, respectively.

A summary of the status of the unvested shares as of December 31, 2005, and changes during the twelve month period ended December 31, 2006, are set forth in the following table.

	Shares		Weighted-Average Grant Date Fair Value
Unvested at December 31, 2005	416,436	$	5.54
Granted	80,000		6.83
Vested	(117,349)		5.36
Forfeited/Canceled	(47,800)		6.40
Unvested at December 31, 2006	331,287	$	5.80

The aggregate amounts charged against income in relation to stock-based awards was $585,000 for the twelve months ended December 31, 2006. At December 31, 2006, compensation expense related to non-vested stock option grants aggregated $1.4 million, which is expected to be recognized as follows:

		Stock Option Compensation Expense
		(In thousands)
For the year ended December 31,		
2007		556
2008		570
2009		196
2010		75
2011		24
Total	$	1,421

11. Earnings Per Share ("EPS")

Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted to common stock that would then share in our earnings. For the twelve months ended December 31, 2006, 2005 and 2004 stock options for 108,813, 43,005 and 52,251 shares, respectively, were not considered in computing diluted earnings per common share because they were antidilutive.

The following table shows how we computed basic and diluted EPS for twelve months ended December 31, 2006, 2005 and 2004.

	For the twelve months ended December 31,		
(In thousands, except per share data)	2006	2005	2004
Net income available for common shareholders (A)	$ 6,932	$ 5,724	$ 4,863
Weighted average outstanding shares of common stock (B)	10,234	10,101	10,082
Dilutive effect of employee stock options and warrants	596	462	515
Common stock and common stock equivalents (C)	10,830	10,563	10,597
Earnings per share:			
Basic (A/B)	$ 0.68	$ 0.56	$ 0.48
Diluted (A/C)	$ 0.64	$ 0.54	$ 0.46

12. Shareholders' Equity

In December 2003, the Company sold 3,680,000 shares of its common stock in a public offering at a price of $9.25 per share. The net offering proceeds (after deducting underwriting commissions and offering expenses) totaled $31,178,000. In addition, the Company issued warrants to the managing underwriter for the public offering entitling it to purchase 224,000 shares of common stock at an exercise price of $11.10 per share. These warrants expire on December 8, 2008.

Under California law, the directors of the Bank may declare cash dividends to the Company, its sole shareholder, subject to the restriction that the amount available for the payment of cash dividends may not exceed the lesser of (i) the Bank's retained earnings or (ii) its net income for its last three fiscal years (less the amount of any dividends paid made during such period). Cash dividends to shareholders in excess of that amount may be made only with the prior approval of the Commissioner of the California Department of Financial Institutions ("Commissioner"). If the Commissioner finds that the shareholders' equity of the Bank is not adequate, or that the making by the Bank of a distribution to shareholders would be unsafe or unsound for the Bank, the Commissioner can order the Bank not to make any distribution to shareholders.

The ability of the Bank to pay dividends is further restricted under the Federal Deposit Insurance Corporation Improvement Act of 1991 which prohibits an FDIC-insured bank from paying dividends if, after making such payment, the bank would fail to meet any of its minimum capital requirements. Under the Financial Institutions Supervisory Act and Federal Financial Institutions Reform, Recovery and Enforcement Act of 1989, federal banking regulators also have authority to prohibit FDIC-insured financial institutions from engaging in business practices which are considered to be unsafe or unsound. Under the authority of this Act, federal bank regulatory agencies, as part of their supervisory powers, generally require FDIC insured banks to adopt dividend policies which limit the payment of cash dividends much more strictly than do applicable state laws and, therefore, it is unlikely that the Bank would ever be permitted pay dividends in amounts that might otherwise, as a technical matter, be permitted under California law.

13. Commitments and Contingencies

The Company leases certain facilities and equipment under various non-cancelable operating leases. Rent expense for the years ended December 31, 2006, 2005 and 2004 was $2,183,000, $1,936,000, and $1,648,000, respectively. Sublease income for the years ended December 31, 2006 and 2005 was $28,000 and $0, respectively. We did not sublease space in the year ended December 31, 2005.

Future minimum non-cancelable lease commitments were as follows at December 31, 2006:

		(Dollars in thousands)
2007		2,335
2008		2,322
2009		1,786
2010		1,220
2011		691
Thereafter		345
Total	$	8,699

In order to meet the financing needs of its customers in the normal course of business, the Company is party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. At December 31, 2006 and 2005, the Company was committed to fund certain loans amounting to approximately $224 million and $156 million, respectively. The contractual amounts of credit-related financial instruments such as commitments to extend credit, credit-card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

The Company uses the same credit policies in making commitments to extend credit and conditional obligations as it does for on-balance sheet instruments. Commitments generally have fixed expiration dates; however, since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, residential real estate and income-producing commercial properties.

The Company is subject to legal actions normally associated with financial institutions. At December 31, 2006 and 2005, the Company did not have any pending legal proceedings that are expected to be material to its consolidated financial condition or results of operations.

The Company is required to purchase stock in the Federal Reserve Bank in an amount equal to 6% of its capital, one-half of which must be paid currently with the balance due upon request.

The Bank is a member of the Federal Home Loan Bank ("FHLB") and therefore, is required to purchase FHLB stock in an amount equal to the lesser of 1% of the Bank's real estate loans that are secured by residential properties, or 5% of total advances.

14. Derivative Financial Instruments

At December 31, 2006 and 2005, the Company did not have any outstanding derivative financial instruments.

15. Employee Benefit Plans

The Company has a 401(k) plan that covers substantially all full-time employees. It permits voluntary contributions by employees, a portion of which are matched by the Company. The Company's expenses relating to its contributions to the 401(k) plan for the years ended December 31, 2006, 2005 and 2004 were $354,000, $235,000 and $252,000, respectively.

In January 2001 the Bank established an unfunded Supplemental Retirement Plan ("SERP") for its President and CEO, Raymond E. Dellerba. The SERP was amended and restated in April 2006 to comply with the requirements of new Section 409A of Internal Revenue Code. The SERP provides that, subject to meeting certain vesting requirements described below, upon reaching age 65 Mr. Dellerba will become entitled to receive 180 equal successive monthly retirement payments, each in an amount equal to 60% of his average monthly base salary during the three years immediately preceding the date of his retirement or other termination of his employment (his "normal retirement benefit"). Mr. Dellerba's right to receive that normal retirement benefit vests monthly during the term of his employment at a rate equal to 1.5 monthly retirement payments for each month of service with the Bank.

On September 29, 2006, the FASB issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R), which requires us to recognize in our balance sheet as of December 31, 2006, the funded status of our other post-retirement plans. Beginning January 1, 2007, we will be required to recognize changes in our plans' funded status in the year in which the changes occur in other comprehensive income.

We adopted FAS 158 effective December 31, 2006. The changes in the projected benefit obligation of other benefits during 2006 and 2005, the funded status at December 31, 2006 and 2005, and the amounts recognized in the balance sheet at December 31, 2006, were:

	At December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Change in benefit obligation:			
Benefit obligation at beginning of period	921	630	451
Service cost	136	111	108
Interest cost	65	48	36
Participant contributions	0	0	0
Plan amendments	0	0	0
Combination/divestiture/curtailment/settlement/termination	0	0	0
Actuarial loss/(gain)	13	132	35
(Benefits paid)	0	0	0
Benefit obligation at end of period	1,135	921	630
Funded status:	0	0	0
Amounts recognized in the Statement of Financial Condition			
Unfunded accrued SERP liability – current	0	n/a	n/a
Unfunded accrued SERP liability—noncurrent	(1,135)	n/a	n/a
Total unfunded accrued SERP liability	(1,135)	(652)	(474)
Net amount recognized in accumulated other comprehensive income			
Prior service cost/(benefit)	92	n/a	n/a
Net actuarial loss/(gain)	151	n/a	n/a
Total net amount recognized in accumulated other comprehensive income	243	n/a	n/a
Accumulated benefit obligation	747	0	0
Components of net periodic SERP cost YTD:			
Service cost	136	111	108
Interest cost	65	48	36
Expected return on plan assets	0	0	0
Amortization of prior service cost/(benefit)	16	16	16
Amortization of net actuarial loss/(gain)	23	4	0
Net periodic SERP cost	240	179	160
Recognized in other comprehensive income YTD:			
Prior service cost/(benefit)	0	n/a	n/a
Net actuarial loss/(gain)	0	n/a	n/a
Amortization of prior service cost/(benefit)	(4)	n/a	n/a
Amortization of net actuarial loss/(gain)	(5)	n/a	n/a
Total recognized year to date in other comprehensive income	(9)	n/a	n/a
Assumptions as of December 31,:			
Assumed discount rate	6.50%	6.50%	6.50%
Rate of compensation increase	4.00%	4.00%	4.00%

16. Regulatory Matters and Capital/Operating Plans

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. A failure to meet minimum capital requirements is likely to lead to the imposition, by federal and state regulators, of (i) certain requirements, such as an order requiring additional capital to be raised, and (ii) operational restrictions that could have a direct and material adverse effect on operating results. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2006, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2006, based on the applicable capital adequacy regulations, the Company and the Bank are categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Company and the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following tables.

	Actual		Applicable Federal Regulatory Requirement: For Capital Adequacy Purposes		Applicable Federal Regulatory Requirement: To be Categorized As Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Total Capital to Risk Weighted Assets:						
Company	$ 124,196	15.4%	$ 64,474	At least 8.0%	$ 80,592	At least 10.0%
Bank	87,223	11.0%	63,733	At least 8.0%	79,666	At least 10.0%
Tier I Capital to Risk Weighted Assets:						
Company	$ 117,866	14.6%	$ 32,237	At least 4.0%	$ 48,355	At least 6.0%
Bank	80,931	10.2%	31,867	At least 4.0%	47,800	At least 6.0%
Tier I Capital to Average Assets:						
Company	$ 117,866	11.4%	$ 41,309	At least 4.0%	$ 51,636	At least 5.0%
Bank	80,931	7.9%	41,108	At least 4.0%	51,385	At least 5.0%

The actual capital amounts and ratios of the Company and the Bank at December 31, 2005 are presented in the following table:

	Actual		Applicable Federal Regulatory Requirement: For Capital Adequacy Purposes		Applicable Federal Regulatory Requirement: To be Categorized As Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Total Capital to Risk Weighted Assets:						
Company	$ 115,185	16.1%	$ 57,209	At least 8.0%	$ 71,512	At least 10.0%
Bank	77,993	11.1%	56,186	At least 8.0%	70,233	At least 10.0%
Tier I Capital to Risk Weighted Assets:						
Company	$ 109,629	15.3%	$ 28,605	At least 4.0%	$ 42,907	At least 6.0%
Bank	72,904	10.4%	28,093	At least 4.0%	42,140	At least 6.0%
Tier I Capital to Average Assets:						
Company	$ 109,629	11.5%	$ 38,034	At least 4.0%	$ 47,543	At least 5.0%
Bank	72,904	7.7%	37,955	At least 4.0%	47,444	At least 5.0%

There are no conditions or events that management believes have changed the Company's or the Bank's classification as well-capitalized since December 31, 2006.

In February 2006, we entered into a Memorandum of Understanding with the Federal Reserve Bank of San Francisco as a result of criticisms and concerns it had with respect to our mortgage loan regulatory compliance program. The Memorandum of Understanding required us to take a number of actions that are designed to strengthen, and to satisfactorily resolve the criticisms and concerns expressed by the Federal Reserve Bank with respect to, that compliance program. Those actions include adopting new compliance procedures and policies and implementing new training programs for our lending staff that are designed (i) to assure greater oversight by management over our mortgage lending operations, (ii) to minimize failures by our lending personnel to meet the requirements of our mortgage lending regulatory compliance policies, and (iii) to enable us to identify and correct, in an expeditious manner, any compliance failures by our lending personnel. Management has taken steps to address and resolve the concerns of the Federal Reserve Bank and believes that neither the Memorandum of Understanding, nor the actions it required the Bank to take, will have a material effect on our results of operations or our financial condition.

17. Parent Company Only Information

Condensed Statements of Financial Condition
(Dollars in thousands)

	December 31,	
	2006	2005
Assets		
Due from banks and interest-bearing deposits with financial institutions	$ 28,581	$ 24,466
Investment in subsidiaries	78,244	70,351
Securities available for sale, at fair value	81	120
Loans (net of allowance of $38 and $23, respectively)	7,004	10,201
Other assets	2,186	1,484
Total assets	$ 116,096	$ 106,622
Liabilities and Shareholders' Equity		
Liabilities	$ 333	$ 268
Subordinated debentures	27,837	27,837
Shareholders' equity	87,926	78,517
Total liabilities and shareholders' equity	$ 116,096	$ 106,622

Condensed Statements of Income
(Dollars in thousands)

	Year Ended December 31,		
	2006	2005	2004
Interest income	$ 1,975	$ 1,203	$ 719
Interest expense	2,254	1,760	985
Other expenses	42	(75)	41
Equity in undistributed earnings of Subsidiaries	7,253	6,206	5,170
Net income	$ 6,932	$ 5,724	$ 4,863

Condensed Statement of Cash Flows
(Dollars in thousands)

	Year Ended December 31,		
	2006	2005	2004
Cash Flows from Operating Activities:			
Net income	$ 6,932	$ 5,724	$ 4,863
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Net amortization of premium on securities	1	2	6
Net (increase)/decrease in accrued interest receivable	40	(44)	(1)
Net (increase)/decrease in other assets	(8)	58	69
Net (increase)/decrease in deferred taxes	(735)	(388)	(213)
Stock-based compensation expense	585	—	—
Undistributed earnings of subsidiary	(7,252)	(6,206)	(5,170)
Other, net	44	95	23
Increase (decrease) in other liabilities	22	(16)	(388)
Net cash used in operating activities	(371)	(775)	(811)
Cash Flows from Investing Activities:			
Net (increase)/decrease in loans	3,234	(6,164)	(4,075)
Proceed from sale of subsidiary	127	—	—
Gain on sale of subsidiary	(2)	—	—
Principal payments received for investment security available for sale	—	103	227
Net cash (used in) provided by investing activities	3,359	(6,061)	(3,848)
Cash Flows from Financing Activities:			
Proceeds from exercise of stock options	620	50	17
Tax Benefit from exercise of stock options	507	—	—
Proceeds from sale of common stock, net of offering expenses	—	—	(38)
Increase in subordinated debentures	—	—	10,310
Capital contribution to subsidiaries	—	(4,250)	(6,810)
Net cash (used in) provided by financing activities	1,127	(4,200)	3,479
Net (decrease) increase in cash and cash equivalents	4,115	(11,036)	(1,180)
Cash and Cash Equivalents, beginning of period	24,466	35,502	36,682
Cash and Cash Equivalents, end of period	$ 28,581	$ 24,466	$ 35,502

18. Fair Value of Financial Instruments

Fair value estimates are made at a discreet point in time based on relevant market information and information about the financial instruments. Because no active market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments, prepayment assumptions, future expected loss experience and other such factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

In addition, the fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of existing and anticipated future customer relationships and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include other real estate owned and premises and equipment.

The following methods and assumptions were used to estimate the fair value of financial instruments.

Cash and Cash Equivalents. The fair value of cash and cash equivalents approximates its carrying value.

Interest-Bearing Deposits with Financial Institutions. The fair values of interest-bearing deposits maturing within ninety days approximate their carrying values.

Securities Available for Sale. For investment securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans. The fair value for loans with variable interest rates is the carrying amount. The fair value of fixed rate loans is derived by calculating the discounted value of future cash flows expected to be received by the various homogeneous categories of loans. All loans have been adjusted to reflect changes in credit risk.

Deposits. The fair value of demand deposits, savings deposits, and money market deposits is defined as the amounts payable on demand at year-end. The fair value of fixed maturity certificates of deposit is estimated based on the discounted value of the future cash flows expected to be paid on the deposits.

Borrowings. The fair value of borrowings is the carrying amount for those borrowings that mature on a daily basis. The fair value of term borrowings is derived by calculating the discounted value of future cash flows expected to be paid out by the Company.

Junior subordinated debentures. The fair value of the junior subordinated debentures is defined as the carrying amount. These securities are variable rate in nature and reprice quarterly or semi-annually.

Commitments to Extend Credit and Standby Letters of Credit. The fair value of commitments to extend credit and standby letters of credit, are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. These fees are not deemed significant at December 31, 2006 and 2005.

The estimated fair values and related carrying amounts of the Company's financial instruments are as follows:

	December 31,			
	2006		2005	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Dollars in thousands)			
Financial Assets:				
Cash and cash equivalents	$ 26,304	$ 26,304	$ 34,822	$ 34,822
Interest-bearing deposits with financial institutions	198	198	441	441
Federal Reserve Bank and Federal Home Loan Bank stock	13,792	13,792	13,349	13,349
Securities available for sale	241,912	241,912	265,556	265,556
Loans, net	740,957	737,741	650,027	645,783
Financial Liabilities:				
Noninterest bearing deposits	189,444	189,444	200,688	200,688
Interest-bearing deposits	528,349	528,712	379,661	379,042
Borrowings	201,797	201,857	288,684	287,307
Junior subordinated debentures	27,837	27,837	27,837	27,837

19. Business Segment Information

The Company only has one reportable business segment, the commercial banking division.

20. Quarterly Data

	Year Ended December 31,							
	2006				2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Unaudited) (Dollars in thousands, except per share data)							
Total interest income	$ 14,595	$ 15,683	$ 16,604	$ 16,918	$ 9,739	$ 10,712	$ 12,144	$ 13,400
Total interest expense	6,436	7,419	8,609	8,954	3,426	3,842	4,578	5,452
Net interest income	8,159	8,264	7,995	7,964	6,313	6,870	7,566	7,948
Provision for loan losses	225	335	270	275	120	230	340	455
Net interest income after provision for loan losses	7,934	7,929	7,725	7,689	6,193	6,640	7,226	7,493
Noninterest income	277	326	389	274	244	337	236	236
Noninterest expense	5,096	5,261	5,261	5,065	3,924	4,263	4,524	4,782
Income before income taxes	3,115	2,994	2,853	2,898	2,513	2,714	2,938	2,947
Income tax expense	1,240	1,235	1,151	1,113	1,040	1,112	1,196	1,199
Income from continuing operations	1,875	1,759	1,702	1,785	1,473	1,602	1,742	1,748
(Loss) income from discontinued operations, net of taxes	(116)	(73)	—	—	(245)	(226)	(259)	(111)
Net income	$ 1,759	$ 1,686	$ 1,702	$ 1,785	$ 1,228	$ 1,376	$ 1,483	$ 1,637
Net income (loss) per share basic:								
Income from continuing operations	$ 0.18	$ 0.18	$ 0.17	$ 0.17	$ 0.15	$ 0.16	$ 0.16	$ 0.17
(Loss) income from discontinued operations	(0.01)	(0.01)	—	—	(0.03)	(0.02)	(0.02)	0.01
Net income	$ 0.17	$ 0.17	$ 0.17	$ 0.17	$ 0.12	$ 0.14	$ 0.14	$ 0.16
Net income (loss) per share diluted:								
Income from continuing operations	$ 0.17	$ 0.17	$ 0.16	$ 0.16	$ 0.13	$ 0.16	$ 0.16	$ 0.17
(Loss) income from discontinued operations	(0.01)	(0.01)	—	—	(0.02)	(0.03)	(0.02)	(0.01)
Net income	$ 0.16	$ 0.16	$ 0.16	$ 0.16	$ 0.11	$ 0.13	$ 0.14	$ 0.16

	Year Ended December 31, 2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Unaudited) (Dollars in thousands, except per share data)			
Total interest income	$ 7,654	$ 7,774	$ 8,768	$ 9,156
Total interest expense	2,704	2,834	2,981	3,175
Net interest income	4,950	4,940	5,787	5,981
Provision for loan losses	615	258	50	50
Net interest income after provision for loan losses	4,335	4,682	5,737	5,931
Noninterest income	573	291	443	703
Noninterest expense	3,555	3,375	3,641	3,740
Income (loss) before income taxes	1,353	1,598	2,539	2,894
Income tax expense	535	671	1,048	1,208
Income (loss) from continuing operations	818	927	1,491	1,686
Income from discontinued operations, net of taxes	(34)	13	(9)	(29)
Net income	$ 784	$ 940	$ 1,482	$ 1,657
Net income per share basic:				
Income (loss) from continuing operations	$ 0.08	$ 0.09	$ 0.15	$ 0.17
Income from discontinued operations	—	—	—	(0.01)
Net income	$ 0.08	$ 0.09	$ 0.15	$ 0.16
Net income per share diluted:				
Income (loss) from continuing operations	$ 0.07	$ 0.09	$ 0.14	$ 0.17
Income from discontinued operations	—	—	—	(0.01)
Net income	$ 0.07	$ 0.09	$ 0.14	$ 0.16

21. Discontinued Operations

In the second quarter of 2005, we decided to discontinue the Bank's wholesale mortgage lending business and to focus our capital and other resources on the growth of the Bank's commercial banking business. The Bank completed its exit from that business during the fourth quarter of 2005. During the second quarter of 2006, we sold PMB Securities Corp., our retail securities brokerage subsidiary. As a result, commercial banking comprises our continuing operations; while the wholesale mortgage lending business and the retail securities brokerage business have been classified in the accompanying consolidated financial statements as discontinued operations.

The operating results of the discontinued wholesale mortgage lending business and retail securities brokerage business included in the accompanying consolidated statements of income are as follows:

	Year Ended December 31,		
	2006	2005	2004
Income (loss) from discontinued operations, before income taxes	$ (313)	$ (1,415)	$ (80)
Income tax expense (benefit)	(124)	(574)	(21)
(Loss) income from discontinued operations, net of taxes[1]	$ (189)	$ (841)	$ (59)

(1) Contributing to the losses, before taxes, incurred by discontinued operations in the year ended December 31, 2005, were charges aggregating $104,000 that were attributable to severance payments and write downs in the carrying value of software used in the wholesale lending business.

There were no loans held for sale by the wholesale mortgage lending division as December 31, 2006 and 2005.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are designed to provide reasonable assurance that information required to be disclosed in our reports filed under that Act (the Exchange Act), such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the rules of the Securities and Exchange Commission. Our disclosure controls and procedures also are designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Our management, under the supervision and with the participation of our Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures in effect as of December 31, 2006. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2006, our disclosure controls and procedures were effective to provide reasonable assurance that material information, relating to the Company and its consolidated subsidiaries, required to be included in our Exchange Act reports, including this Annual Report on Form 10-K, is made known to management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis.

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2006, that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of Pacific Mercantile Bancorp is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that our receipts and expenditures are being made only in accordance with authorization of our management and board of directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.

Management's Assessment and Determination

Our management assessed the effectiveness of Pacific Mercantile Bancorp's internal control over financial reporting as of December 31, 2006, based on criteria for effective internal control over financial reporting described in *"Internal Control – Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design and the testing of the operational effectiveness of Pacific Mercantile Bancorp's internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2006, Pacific Mercantile Bancorp maintained effective internal control over financial reporting.

Grant Thornton LLP, independent registered public accounting firm, which audited and reported on our consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on management's assessment of internal control over financial reporting which is set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Pacific Mercantile Bancorp and Subsidiaries:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Pacific Mercantile Bancorp and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pacific Mercantile Bancorp and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Pacific Mercantile Bancorp and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Pacific Mercantile Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of Pacific Mercantile Bancorp and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 12, 2007 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Irvine, California
March 12, 2007

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Except for information regarding our executive officers which is included in Part I of this Report, the information called for by Item 10 is incorporated herein by reference from our definitive proxy statement, which we expect to file with the Commission on or before April 29, 2007, for our 2007 Annual Shareholders Meeting.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated herein by reference from our definitive proxy statement, which we expect to file with the Commission on or before April 29, 2007, for our 2007 Annual Shareholders Meeting.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except for the information set forth below relating to our equity compensation plans, the information required by Item 12 is incorporated herein by reference from our definitive proxy statement which we expect to file with the Commission on or before April 29, 2007, for our 2007 Annual Shareholders Meeting.

The following table provides information relating to our equity compensation plans as of December 31, 2006:

	Column A	Column B	Column C
	Number of Securities to Be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity compensation plans approved by shareholders	1,366,924	$ 9.11	65,387
Equity compensation plans not approved by shareholders	—	—	—
	1,366,924	$ 9.11	65,387

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated herein by reference from our definitive proxy statement which we expect to file with the Commission on or before April 29, 2007, for our 2007 Annual Shareholders Meeting.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is incorporated herein by reference from our definitive proxy statement to be filed with the Commission on or before April 29, 2007 for purposes of our 2007 Annual Shareholders Meeting.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

The following documents are filed as part of this Form 10-K:

(1) Financial Statements:

See Index to Consolidated Financial Statements in Item 8 on Page 49 of this Report.

(2) Financial Statement Schedules:

All schedules are omitted as the information is not required, is not material or is otherwise furnished.

(3) Exhibits:

See Index to Exhibits on Page E-1 of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 14th day of March 2007.

PACIFIC MERCANTILE BANCORP

By: /s/ RAYMOND E. DELLERBA
Raymond E. Dellerba
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints Raymond E. Dellerba, and Nancy Gray, and each of them individually, as his or her attorney-in-fact, with full power and authority, to sign in his or her behalf and in each capacity stated below, and to file, all amendments and/or supplements to this Annual Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following officers and directors of the Registrant in the capacities indicated on March 14, 2007.

Signature	Title
/s/ RAYMOND E. DELLERBA Raymond E. Dellerba	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ NANCY GRAY Nancy Gray	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ GEORGE WELLS George Wells	Chairman of the Board and Director
/s/ RONALD W. CHRISLIP Ronald W. Chrislip	Director
/s/ JULIA M. DIGIOVANNI Julia M. Digiovanni	Director
/s/ WARREN T. FINLEY Warren T. Finley	Director
/s/ JOHN THOMAS, M.D. John Thomas, M.D.	Director
/s/ ROBERT E. WILLIAMS Robert E. Williams	Director

(This Page Intentionally Left Blank)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Plan of Reorganization and Merger Agreement, dated as of February 29, 2000, between Pacific Mercantile Bank and Pacific Mercantile Bancorp(1)
3.1	Articles of Incorporation of Pacific Mercantile Bancorp(1)
3.2	Bylaws of Pacific Mercantile Bancorp(1)
4.1	Specimen form of Pacific Mercantile Bancorp Common Stock Certificate(1)
10.1	1999 Incentive Stock Option and Nonqualified Option Plan (the "1999 Plan")(1)
10.2	Form of Stock Option Agreement pertaining to the 1999 Plan(1)
10.3	Employment Agreement, dated April 23, 1999 between Raymond E. Dellerba and Pacific Mercantile Bank(1)
10.5	Office Space Lease, dated December 8, 1999, between the Irvine Company and Pacific Mercantile Bank(1)
10.6	Sublease, dated as of August 3, 1999, between Wells Fargo Bank, N.A. and Pacific Mercantile Bank(1)
10.7	Sublease, dated as of September 16, 1998, between Washington Mutual Bank, FA, and Pacific Mercantile Bank(1)
10.8	Standard Internet Banking System Licensing Agreement, dated as of January 29, 1999, between Q-UP Systems and Pacific Mercantile Bank(1)
10.9	ODFI—Originator Agreement for Automated Clearing House Entries, dated as of February 16, 1999, between eFunds Corporation and Pacific Mercantile Bank(2)
10.10	Agreement, dated September 15, 1998, between Fiserv Solutions, Inc. and Pacific Mercantile Bank(1)
10.12	Form of Underwriter's Warrant Agreement with Paulson Investment Company(3)
10.13	Commercial Office Building Lease dated February 26, 2001 between Metro Point 13580, Lot Three, a California limited partnership, and Pacific Mercantile Bank(4)
10.14	Form of Underwriting Agreement entered into by the Company with Paulson Investment Co., Inc. on December 5, 2003(5)
10.15	Form of Representative's Warrant issued to Paulson Investment Company on December 8, 2003(6)
10.16	Office Space Lease dated March 9, 2001 between California State Teachers Retirement System and Pacific Mercantile Bank(7)
10.17	Assignment & Assumption of Office Space Lease, dated April 1, 2003, between First National Bank and Pacific Mercantile Bank(8)
10.18	Office Space Lease, dated Sept. 14, 2003, between Leonard & Gerald Katz and Pacific Mercantile Bank(9)
10.19	Pacific Mercantile Bancorp 2004 Stock Incentive Plan (the "2004 Plan")(10)
10.20	Employment Agreement between Pacific Mercantile Bank and Raymond E. Dellerba, as amended and restated effective as of January 1, 2006.(11)
10.21	Supplemental Retirement Plan established by Pacific Mercantile Bank for Raymond E. Dellerba, as restated for purposes of Section 409A of the Internal Revenue Code as of April 6, 2006.(11)
21	Subsidiaries of the Company
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm
24.1	Power of Attorney (contained on the signature page of Annual Report)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2003
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2003
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2003
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2003

(1) Incorporated by reference to the same numbered exhibit to the Company's Registration Statement (No. 333-33452) on Form S-1 filed with the Commission on June 14, 2000 (the "S-1 Registration Statement").

(2) Incorporated by reference to the Exhibit 10.8 to the above referenced S-1 Registration Statement.
(3) Incorporated by reference to the Exhibit 1.2 to the above referenced S-1 Registration Statement.
(4) Incorporated by reference to the same numbered exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.
(5) Incorporated by reference to Exhibit 1.1 to Registration Statement on Form S-2 (No. 333-110377) filed with the SEC on November 10, 2003 (the "S-2 Registration Statement").
(6) Incorporated by reference to Exhibit 1.2 to the above referenced S-2 Registration Statement.
(7) Incorporated by reference to Exhibit 10.11 to the above referenced S-2 Registration Statement.
(8) Incorporated by reference to Exhibit 10.12 to the above referenced S-2 Registration Statement.
(9) Incorporated by reference to Exhibit 10.13 to the above referenced S-2 Registration Statement.
(10) Incorporated by reference to the same numbered exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2005.
(11) Incorporated by reference to Exhibits 10.1 and 10.2, respectively, to a Current Report on Form 8-K dated April 6, 2006.

EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Set forth below are the Company's subsidiaries, their respective states of incorporation or organization and the percentage of outstanding shares or other voting interests held by the Company in each of such subsidiaries as of the date of this Annual Report.

Name of Subsidiary	State of Incorporation or Organization	Percentage Ownership
Pacific Mercantile Bank	A California corporation	100%
Pacific Mercantile Capital Trust I	A Delaware trust	100%
PMB Capital Trust II	A Delaware trust	100%
PMB Statutory Trust I	A Connecticut trust	100%
PMB Capital Trust III	A Delaware trust	100%

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 12, 2007, accompanying the consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting included in the Annual Report of Pacific Mercantile Bancorp and Subsidiaries on Form 10-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said report into Registration Statement Nos. 333-65634 and 333-123853 filed with the Securities and Exchange Commission on Form S-8 under the Securities Act of 1933, as amended, by Pacific Mercantile Bancorp on July 23, 2001 and April 5, 2005, respectively. .

/s/ GRANT THORNTON LLP

Irvine, California
March 12, 2007

Exhibit 31.1

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER UNDER SECTION 302 OF THE SARBANES-OXLEY ACT

I, Raymond E. Dellerba, certify that:

1. I have reviewed this Annual Report on Form 10-K of Pacific Mercantile Bancorp;
2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2007

/s/ RAYMOND E. DELLERBA

Raymond E. Dellerba
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS OF CHIEF FINANCIAL OFFICER
UNDER
SECTION 302 OF THE SARBANES-OXLEY ACT

I, Nancy A. Gray, certify that:

1. I have reviewed this Annual Report on Form 10-K of Pacific Mercantile Bancorp;
2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2007

/S/ NANCY A. GRAY

Nancy A. Gray
Chief Financial Officer

Exhibit 32.1

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER
UNDER
SECTION 906 OF THE SARBANES-OXLEY ACT

PACIFIC MERCANTILE BANCORP

Annual Report on Form 10-K
for the Year ended December 31, 2006

In connection with the accompanying Annual Report on Form 10-K of Pacific Mercantile Bancorp (the "Company") for the fiscal year ended December 31, 2006 (the "Annual Report"), and pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, I, Raymond E. Dellerba, certify that:

(1) The Annual Report fully complies with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 14, 2007

/s/ RAYMOND E. DELLERBA

Raymond E. Dellerba
President and Chief Executive Officer

Exhibit 32.2

**CERTIFICATIONS OF CHIEF FINANCIAL OFFICER
UNDER
SECTION 906 OF THE SARBANES-OXLEY ACT**

PACIFIC MERCANTILE BANCORP

Annual Report on Form 10-K
for the Year ended December 31, 2006

In connection with the accompanying Annual Report on Form 10-K of Pacific Mercantile Bancorp (the "Company") for the fiscal year ended December 31, 2006 (the "Annual Report"), and pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, I, Nancy A. Gray, certify that:

(1) The Annual Report fully complies with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 14, 2007

/s/ NANCY A. GRAY

Nancy A. Gray
Chief Financial Officer

PACIFIC MERCANTILE BANK & PACIFIC MERCANTILE BANCORP

Board of Directors

George H. Wells
Chairman of the Board
Retired, Investor

Members

Ronald W. Chrislip
Attorney at Law

Raymond E. Dellerba
President & Chief Executive Officer,
Pacific Mercantile Bank

Julia M. DiGiovanni
Retired, Investor

Warren T. Finley
Attorney at Law

John Thomas, M.D.
President & Medical Director,
Red Bluff Tumor Institute

Gary M. Williams
President & CEO,
Garcher Enterprises, Inc.

Robert E. Williams
Certified Public Accountant

CORPORATE OFFICERS

Pacific Mercantile Bancorp

Raymond E. Dellerba
President & Chief Executive Officer

Nancy A. Gray
Executive Vice President & Chief Financial Officer

Barbara I. Palermo
Executive Vice President, Administration
& Corporate Secretary

Pacific Mercantile Bank

Raymond E. Dellerba
President & Chief Executive Officer

Charles L. Dow
Executive Vice President & Chief Technology Officer

Nancy A. Gray
Executive Vice President & Chief Financial Officer

Bradford C. Hoover
Executive Vice President & Chief Credit Officer

Barbara I. Palermo
Executive Vice President, Administration
& Corporate Secretary

CORPORATE INFORMATION

Legal Counsel

Stradling Yocca Carlson & Rauth
660 Newport Center Drive, 16th Floor
Newport Beach, CA 92660

Certified Public Accountants

Grant Thornton, LLP
18300 Von Karman, Suite 800
Irvine, CA 92612-1055

Stock Transfer Agent and Registrar

U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204-2991

Annual Stockholders Meeting

The Fairmont Hotel (formerly Sutton Place)
4500 Mac Arthur Boulevard
Newport Beach, CA 92660
May 15, 2007, 2:00 PM

Stock Listing

The Company's Common Stock is
traded on Nasdaq National Markets
under the symbol PMBC

Inquiries/Financial Information

Stockholders or members of the Investment Community seeking information about Pacific Mercantile Bank or Pacific Mercantile Bancorp, should direct their inquiries to the Bank's website at www.pmbank.com, or to Barbara I. Palermo, EVP, at 714-438-2500, or in writing to corporate headquarters.

PACIFIC MERCANTILE BANK

Corporate Headquarters

949 South Coast Drive, Third Floor
Costa Mesa, CA 92626

Financial Centers

450 Newport Center Drive, Suite 100
Newport Beach, CA 92660

949 South Coast Drive, Suite 105
Costa Mesa, CA 92626

31601 Avenida Los Cerritos, Suite 100
San Juan Capistrano, CA 92675

1530 W Whittier Boulevard, Suite B
La Habra, CA 90631

9720 Wilshire Boulevard, Suite 100
Beverly Hills, CA 90212

211 E. Ocean Boulevard, Suite 110
Long Beach, CA 90802

3257 East Guasti Road, Suite 110
Ontario, CA 91761

4225 Executive Square, Suite 150
La Jolla, CA 92037

END